AURORA CANNABIS INC.

Suite 900, 510 Seymour Street
Vancouver, British Columbia Canada V6B 1V5
auroramj.com | +1-844-601-2448

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

with respect to the proposed

ACQUISITION OF

MEDRELEAF CORP.

BY WAY OF

PLAN OF ARRANGEMENT

June 18, 2018

AURORA BOARD UNANIMOUSLY RECOMMENDS THAT AURORA SHAREHOLDERS VOTE FOR THE SHARE ISSUANCE RESOLUTION AND THE REDUCTION OF CAPITAL RESOLUTION.

These materials are important and require your immediate action. They require Aurora Cannabis Inc.
shareholders to make important decisions.

To ensure that your Aurora shares will be represented at the meeting, please return the enclosed form of proxy, properly completed and signed, prior to 9:00 a.m. (Vancouver time) on July 16, 2018.

If you have questions, you may contact the proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
E-mail: assistance@laurelhill.com

PROPOSED AURORA-MEDRELEAF COMBINATION WILL CREATE A POWERFUL PLATFORM FOR GLOBAL EXPANSION

VOTE FOR THE SHARE ISSUANCE RESOLUTION TO COMBINE TWO OF CANADA’S PREMIER CANNABIS COMPANIES

June 18, 2018

Fellow shareholders,

We are excited to present you with the details of the definitive arrangement agreement between Aurora Cannabis Inc. (“Aurora”) and MedReleaf Corp. (“MedReleaf”) announced on May 14, 2018. Under the terms of the agreement (as amended by an amending agreement dated May 24, 2018, referred collectively to in this circular as the “Arrangement Agreement”), Aurora will acquire each outstanding MedReleaf share in exchange for 3.575 Aurora Common shares and, in general, $0.000001 in cash.

Simply put, our joint management teams believe that the combination establishes a pre-eminent global cannabis company, positioned exceptionally well to rapidly accelerate growth in multiple large domestic and international markets, while achieving an unmatched margin profile.

Aurora and MedReleaf are complementary in many ways; sharing philosophies and strategies with respect to corporate values, cultivation and production, international expansion, focus on aggressive development of global medical cannabis markets, as well as the establishment of leading consumer brands in Canada and additional international markets as laws and regulations permit.

This strategic and cultural alignment creates the foundation to further strengthen our vertical integration –capturing more margin and developing strong, defensible competitive advantages, while servicing a rapidly growing customer base through well-developed distribution channels. The combined entity will have some of the strongest medical brands, as well as a portfolio of brands for the adult consumer use market, once legalized. With a rapidly growing footprint and an established team in multiple international jurisdictions, the combined entity will continue to strengthen its position in restricted markets with large populations, such as the EU.

The Arrangement is expected to provide Aurora shareholders (the “Aurora Shareholders”) with the following benefits:

•	Industry leading scale: Unifying two leading operators with a total funded capacity of over 570,000 kg per year of high-quality cannabis, through nine facilities in Canada and two in Europe.

•

Low production costs and industry leading yields: Aurora’s automated ‘Sky Class’ greenhouses are expected to deliver industry-leading efficiencies and ultra-low production costs, delivering sustainably robust margins. MedReleaf’s high-yield cultivation techniques are expected to further enhance productivity and reduce costs across the combined entity’s facilities.

•

International distribution: Aurora has established a strong and rapidly growing footprint in the international medical market. The combined entity can rapidly gain market share and establish an unmatched position in very substantial markets (the EU, after Brexit, will have well over 400 million people), while being subject to very limited competition.

•

Brand leadership: Aurora, CanniMed and MedReleaf, three established cannabis brands, coupled with a portfolio of consumer and wellness brands, San Rafael ‘71, Woodstock, and AltaVie, backed by detailed consumer and marketplace insights and advanced analytical frameworks.

i

•

Scientific leadership: Each company is actively engaged in clinical trials and medical studies, which has resonated exceptionally well with the medical community, driving above average prescription rates and referrals. Furthermore, both companies have developed considerable expertise at the genetics end of the cannabis industry science value chain, enabling the development of new cultivars with specific traits for a variety of domestic and international markets.

•

R&D: The combined company will have an industry leading science and R&D team, approaching 40 PhDs and MScs. Both companies have a proven track record in developing new products, adopting innovations throughout the value chain, and integrating exciting innovations from third parties. Combining these capabilities will accelerate product development and technology adoption, creating strong, defensible competitive advantages.

Aurora has called a special meeting of Aurora Shareholders (the “Meeting”) to vote on a resolution to approve the issuance of the Aurora common shares forming the consideration to be issued to MedReleaf securityholders for the outstanding MedReleaf securities (the “Share Issuance Resolution”).

The Meeting is being held on July 18, 2018, the same day as the special meeting of MedReleaf Shareholders, which has been called to consider and approve the Arrangement.

After careful consideration of the Arrangement, the board of directors has unanimously recommended that
Aurora Shareholders vote FOR of the Share Issuance Resolution.

In order to become effective, the Share Issuance Resolution must be approved by at least a majority of the votes cast by Aurora Shareholders, either present in person or by proxy at the meeting. In addition, the Arrangement requires the approval of the shareholders of MedReleaf. Certain directors and senior officers of each of Aurora and MedReleaf have entered into agreements to vote in favour of the Arrangement.

At the Meeting, Aurora Shareholders will also be asked to consider a special resolution authorizing Aurora to reduce the capital of its common shares (the “Reduction of Capital Resolution”) in connection with a proposed reorganization and spin out of certain U.S. assets of Aurora.

The accompanying Notice of Meeting and Circular contain a detailed description of the Arrangement and set forth the actions to be taken by you at the Meeting. You should carefully consider all of the information in the Notice of Meeting and Circular and consult your financial, legal or other professional advisors if you require assistance.

The Arrangement is also subject to court approval. Assuming that all of the conditions to the Arrangement are satisfied, Aurora expects the Arrangement to become effective as soon as possible after receipt of all necessary shareholder approvals, and in any event in the second half of 2018.

Your vote is important regardless of how many Aurora common shares you own. To ensure that your Aurora common shares will be represented at the Meeting, whether or not you are personally able to attend, registered holders of Aurora common shares are asked to return the enclosed form of proxy, properly completed and signed, prior to 9:00 a.m. (Vancouver time) on July 16, 2018 (or a day, other than a Saturday, Sunday or holiday which is at least two business days prior to any adjournment or postponement of the Meeting). The proxy deadline may be waived or extended by the Chair of the Meeting, in his sole discretion without notice.

If you are a beneficial Aurora Shareholder, meaning your Aurora common shares are not registered in your own name but are registered in the name of a broker, bank or other intermediary, follow the instructions provided on your voting instruction form.

If you share our vision to combine Aurora and MedReleaf’s resources, and together, build the world’s largest, fastest-growing and most admired cannabis company vote FOR the Share Issuance
Resolution and the Reduction of Capital Resolution.

If you have questions, you may contact the proxy solicitation agent, Laurel Hill Advisory Group, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Thank you for being an Aurora Shareholder and for your support as we continue to work diligently to build the world’s preeminent fully-integrated cannabis company.

Sincerely,

“Terry Booth”

Terry Booth
Chief Executive Officer

AURORA CANNABIS INC.

900 – 510 Seymour Street
Vancouver, British Columbia Canada V6B 1V5
auroramj.com | +1-844-601-2448

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a special meeting (the “Meeting”) of shareholders of Aurora Cannabis Inc. (the “Company” or “Aurora”) will be held at the offices of McMillan LLP, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada on Wednesday, July 18, 2018, at 9:00 a.m. (Vancouver time):

(a) to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is attached as Appendix “A” to the accompanying management information circular (the “Circular”) of Aurora, approving the issuance of Aurora common shares (the “Aurora Shares”), including but not limited to (i) the Aurora Shares to be issued to MedReleaf Shareholders under the Arrangement; (ii) the Aurora Shares issuable upon the exercise of Replacement Options to be issued to MedReleaf Plan Optionholders in exchange for their MedReleaf Plan Options under the Arrangement; (iii) the Aurora Shares issuable upon the exercise of the MedReleaf Warrants following the Arrangement; and (iv) Aurora Shares issuable in connection with the vesting of the MedReleaf DSUs following the Arrangement, in each case, in connection with a court-approved plan of arrangement to be completed under section 182 of the Business Corporations Act (Ontario), pursuant to which Aurora will acquire all of MedReleaf’s common shares and MedReleaf will become a wholly-owned subsidiary of Aurora, in accordance with the arrangement agreement dated May 14, 2018, as amended by the amending agreement dated May 24, 2018, entered into between Aurora and MedReleaf, all as more particularly set forth in the Circular.

(b) to consider, and if deemed advisable, to approve, with or without variation, a special resolution (the “Reduction of Capital Resolution”), the full text of which is attached as Appendix “B” to the Circular, authorizing Aurora to reduce the capital of the common shares of Aurora in the context of a reorganization, all as more particularly set forth in the Circular.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies and is deemed to form part of this Notice of Meeting of Aurora Shareholders.

Regardless of whether a shareholder (an “Aurora Shareholder”) plans to attend the Meeting in person, we request that each Aurora Shareholder complete and deliver the enclosed form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Circular. Beneficial Aurora Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Circular to ensure that their Aurora Shares will be voted at the Meeting.

The board of directors of Aurora have fixed the close of business (Vancouver time) on June 13, 2018 as the record date for the determination of the Aurora Shareholders that will be entitled to receive notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with Aurora’s transfer agent Computershare Trust Company of Canada by 9:00 a.m. (Vancouver time) on July 16, 2018 (or a day other than a Saturday, Sunday or holiday which is at least two business days before the Meeting or any adjournment or postponement of the Meeting). The proxy deadline may be waived or extended by the Chair of the Meeting in their sole discretion without notice.

DATED at Vancouver, British Columbia, June 18, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Terry Booth”

Terry Booth
Chief Executive Officer

v

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE MEETING

Following are some questions that you, as a shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Aurora Shares. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms” of the Circular.

FAQs related to the Meeting

Q: What am I voting on?

A: You are being asked to consider and, if deemed advisable, to vote FOR the Share Issuance Resolution, which will approve the issuance of Aurora Shares in connection with a court-approved plan of arrangement to be completed under section 182 of the Business Corporations Act (Ontario) pursuant to which Aurora will, among other things, acquire all of MedReleaf’s issued and outstanding common shares, and MedReleaf will become a wholly-owned subsidiary of Aurora.

Aurora Shareholders are also being asked to consider, and if deemed advisable, to vote FOR the Reduction of Capital Resolution, authorizing Aurora to reduce the capital of the common shares of Aurora.

Q: When and where is the Meeting?

A: The Meeting will take place at the offices of McMillan LLP, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada on Wednesday, July 18, 2018 at 9:00 a.m. (Vancouver time).

Q: How many shares will be issued pursuant to the Share Issuance Resolution?

A: Aurora Shareholders will be asked to approve the issuance of up to 414,300,000 Aurora Shares pursuant to the Share Issuance Resolution, which is equal to approximately 73.22% of the non-diluted Aurora Shares outstanding as of the Record Date. However, Aurora expects to issue only up to 394,574,356 Aurora Shares, which is equal to approximately 69.74% of the non-diluted Aurora Shares outstanding as of the Record Date.

Q: Why Should I Vote FOR the Share Issuance Resolution?

A: The Arrangement is expected to provide a number of benefits to Aurora Shareholders, including:

•	The Arrangement brings together two leading operators with a total funded capacity of over 570,000 kg per year of high-quality cannabis.

•	MedReleaf’s high-yield cultivation is expected to further enhance productivity and reduce costs across the combined entity’s facilities.

•	The combined entity will have distribution agreements with Quebec’s SAQ, Pharmasave and Shoppers Drug Mart in Canada, among others.

•

The combined entity will have strong, complementary distribution channels internationally, enabling both companies to more strongly leverage their early mover advantage in these potentially large and lucrative markets.

•

A more broadly diversified portfolio of award-winning high-quality flower and derivative products will enable the combined entity to establish strong brands across the various market segments, as well as establish a strong margin profile.

•

Three established cannabis brands, Aurora, CanniMed and MedReleaf, coupled with a portfolio of consumer and wellness brands – San Rafael ‘71, Woodstock, and AltaVie – all backed by detailed consumer and marketplace insights and advanced analytical frameworks.

•	Aurora’s Medical Centre of Excellence together with MedReleaf’s ongoing studies with recognized research institutes are expected to create scientific momentum on a global scale.

Q: What is the Recommendation of the Board on the Share Issuance Resolution?

A: The Board has unanimously approved the Arrangement Agreement and the terms of the Arrangement and unanimously recommends that Aurora Shareholders vote FOR the Share Issuance Resolution at the Meeting. In recommending that the Aurora Shareholders vote FOR the Share Issuance Resolution, the Board considered, among other things, the expected benefits of the Arrangement, the Aurora Fairness Opinion and current industry, economic and market conditions.

Q: Have any significant Aurora Shareholders agreed to vote their shares in favour of the Share Issuance Resolution?

A: Aurora Supporting Shareholders (who include directors and senior executives of Aurora and the largest individual shareholders of Aurora), holding approximately 5% of the Aurora Shares have entered into the Voting and Support Agreements with MedReleaf and have agreed to vote their Aurora Shares in favour of the Share Issuance Resolution.

Q: Who is soliciting my proxy?

A: The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Aurora. Aurora will also be using the services of Laurel Hill Advisory Group to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Laurel Hill, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Q: Who can attend and vote at the Meeting?

A: The Board of Directors fixed June 13, 2018 as the Record Date for the determination of persons entitled to receive notice of the Meeting. Only Aurora Shareholders of record at the close of business on the Record Date who either: (i) attend the Meeting personally; (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above; or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Aurora Shares voted at the Meeting.

Q: How many Aurora Shares are entitled to vote?

A: As of June 13, 2018, there were 565,767,220 Aurora Shares issued and outstanding. Aurora Shareholders are entitled to one vote per Aurora Share at meetings of Aurora Shareholders.

Q: What vote is required at the Meeting to approve the Share Issuance Resolution?

A: The Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Aurora Shareholders, present in person or by proxy.

Q: What is the Purpose of the Reduction of Capital Resolution?

A: Aurora and its wholly-owned subsidiary, Australis Capital Inc., intend to file a prospectus for the purpose of distributing to Aurora Shareholders all of the issued and outstanding common shares and common share purchase warrants in the capital of Australis Capital Inc. as a return of capital in connection with a proposed reorganization and spin out of certain U.S. assets of Aurora. A return of capital to the holders of Aurora Shares requires a reduction in the capital of the Aurora Shares and is subject to approval of Aurora Shareholders.

Q: What is the Recommendation of the Board on the Reduction of Capital Resolution?

A: The Board unanimously recommends that Aurora Shareholders vote FOR the Return of Capital Resolution at the Meeting.

Q: What vote is required at the Meeting to approve the Reduction of Capital Resolution?

A: The Reduction of Capital Resolution must be approved by a special majority (at least two-thirds) of votes cast at the Meeting by Aurora Shareholders, present in person or by proxy.

Q: How do I vote?

A: Aurora Shareholders can vote by mail, internet, telephone or, in each case, in accordance with the enclosed instructions on the form of Proxy or VIF. Aurora Shareholders should carefully follow the instructions set out on the form of Proxy or VIF to ensure that your vote is counted at the Meeting.

See “General Proxy Information – Voting by Proxyholder“ in this Circular.

Q: What if I return my proxy but do not mark it to show how I wish to vote?

A: If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Aurora Shares will be voted FOR the Share Issuance Resolution and FOR the Reduction of Capital Resolution in accordance with the recommendations of the Board.

Q: When is the cut-off time for delivery of proxies?

A: Proxies must be received prior to 9:00 a.m. (Vancouver time) on July 16, 2018 (or a day other than a Saturday, Sunday or holiday which is at least two business days before any adjournment or postponement of the Meeting).

Q: Do I need to send in my Aurora Share certificates?

A: No. You are not required to send the certificates representing your Aurora Shares to validly cast your vote in respect of the Share Issuance Resolution.

FAQs related to the Arrangement

Q: What is the recommendation of the Board regarding the Arrangement?

A: After consulting with its financial and legal advisors and careful consideration of the Arrangement, the Board of Directors has unanimously recommended that Aurora Shareholders vote FOR the Share Issuance Resolution. See “The Arrangement – Recommendation of the Board“ in this Circular.

Q: Why is the Board making this recommendation?

A: In the course of their evaluation of the Arrangement, the Board of Directors consulted with Aurora’s senior management, legal counsel and BMO Capital Markets, and considered a number of factors which are described in this Circular under the heading “The Arrangement – Recommendation of the Board“.

Q: In addition to the approval of Aurora Shareholders, are there any other approvals required for the Arrangement?

A: Yes, the Arrangement requires the approval of the Court and is also subject to the receipt of certain regulatory approvals.

The MedReleaf Arrangement Resolution must be approved by not less than 662⁄ 3% of the votes cast by theMedReleaf Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at the MedReleaf Meeting. Certain directors and officers of MedReleaf have entered into support agreements pursuant to which they have agreed to vote their shares in favour of the Arrangement. Holders of approximately 56% of the MedReleaf Shares have entered into hard lock-ups to vote their shares in favour of the Arrangement.

The Arrangement is also a Notifiable Transaction and it is a condition precedent to closing that the Competition Act Approval shall have been received. Accordingly, Aurora submitted a request to the Commissioner of Competition for an ARC or, in the alternative, a No-Action Letter on May 30, 2018 and, as agreed by the parties, the parties both submitted Notifications on June 8, 2018.

See “The Arrangement – Regulatory Matters – Competition Act Approval“ in this Circular.

Q: Do any directors or executive officers of Aurora have any interests in the Arrangement that are different from, or in addition to, those of the Aurora Shareholders?

A: To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of Aurora at any time since the beginning of Aurora’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

Q: How will I know when the Arrangement will be implemented?

A: The Effective Time will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. Assuming that all of the conditions to the Arrangement are satisfied, Aurora expects the Arrangement to become effective in the second half of 2018. At the Effective Time, Aurora will publicly announce that the conditions are satisfied or waived and that the Arrangement has been implemented.

Q: Are there risks I should consider in deciding whether to vote for the Share Issuance Resolution?

A: Aurora Shareholders should consider a number of risk factors relating to the Arrangement and Aurora in evaluating whether to approve the Share Issuance Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors“ in this Circular.

Q: Am I entitled to Dissent Rights?

A: Under applicable Canadian law, Aurora Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution.

FURTHER QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO

Laurel Hill Advisory Group

70 University Avenue, Suite 1440
Toronto, ON M5J 2M4

North American Toll Free Phone: 1-877-452-7184
Outside of North America: 1-416-304-0211
Facsimile: 1-416-646-2415
E-mail: assistance@laurelhill.com

x

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	iv
		THE ARRANGEMENT	27
FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE MEETING	vi	Background to the Arrangement	27
		Recommendation of the Board	31
Information in this Circular	1	Reasons for the Arrangement	31
Information Pertaining to MedReleaf	1	Aurora Fairness Opinion	34
Notice to United States Shareholders	2	Effect of the Arrangement	35
Forward-Looking Information	3	Depositary	36
Non-IFRS Financial Measures	6	Arrangement Mechanics	36
Currency and Currency Exchange Rate Information	7	Exchange Procedure	38
		Unsurrendered Certificates	39
SUMMARY	8	Fractional Shares and Rounding of Cash Consideration	39
General	8	Withholding Rights	39
The Meeting	8	Warrants	39
Background to the Arrangement	9	Legacy Options	40
Reasons for the Arrangement	9	Effective Date	40
Fairness Opinion	12	Required Shareholder Approvals	40
Particulars of the Arrangement	13	Voting and Support Agreements	40
Non-Solicitation Provisions	14	Expenses of the Arrangement	43
Right to Match	15	Court Sanction of the Arrangement and Completion of the Arrangement	44
Expenses and Termination Fees	15	Stock Exchange Listing and Reporting Issuer Status	44
Governance of Aurora following the Arrangement	15	Effects on Aurora if Arrangement is not Completed	44
Agreements related to the Arrangement	15	Regulatory Matters	45
Parties to the Arrangement	16	Dissenting Shareholder Rights	47
Selected Aurora Unaudited Pro Forma Consolidated Financial Information	17
Proxy Solicitation Agent	19	THE ARRANGEMENT AGREEMENT	47
Risk Factors	19	Covenants	47
		Representations and Warranties	52
GENERAL PROXY INFORMATION	20	Conditions Precedent to the Consummation of the Arrangement	53
Solicitation of Proxies	20	Termination	55
Appointment of Proxyholders	20	Termination Fees and Expenses	57
Voting by Proxyholder	20	Amendment	59
Exercise of Discretion by Proxyholders	21	Governing Law	60
Registered Aurora Shareholders	21
Aurora Beneficial Shareholders	21	RISK FACTORS	60
		Risks Relating to the Arrangement	60
INFORMATION CONCERNING THE MEETING AND ENTITLEMENT TO VOTING	23	Risk Factors Relating to MedReleaf	63
Record Date	23	Risk Factors Relating to Aurora	63
Voting Shares and Principal Holders	23
		INFORMATION CONCERNING MEDRELEAF	63
MATTERS TO BE CONSIDERED AT THE MEETING	24
Share Issuance Resolution	24	INFORMATION CONCERNING AURORA	63
Shareholder Approval	24
Aurora Shares to be Issued Pursuant to the Share Issuance Resolution	25	INFORMATION CONCERNING THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT	63
Reduction of Capital Resolution	25

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	64	CONSENT OF BMO CAPITAL MARKETS	68
		APPENDIX “A” SHARE ISSUANCE RESOLUTION	A-1
MANAGEMENT CONTRACTS	64
		APPENDIX “B” REDUCTION OF CAPITAL RESOLUTION	B-1
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	64
		APPENDIX “C” UNAUDITED PRO FORMA FINANCIAL STATEMENTS	C-1
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	65
		APPENDIX “D” FAIRNESS OPINION	D-1
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	65
		APPENDIX “E” INFORMATION CONCERNING MEDRELEAF	E-1
INTERESTS OF EXPERTS	65
		APPENDIX “F” INFORMATION CONCERNING AURORA	F-1
AUDITORS	65
		APPENDIX “G” INFORMATION CONCERNING THE COMBINED COMPANY	G-1
LEGAL MATTERS	66
		APPENDIX “H” TAX CONSIDERATIONS RELATING TO THE DISTRIBUTION	H-1
OTHER INFORMATION AND MATTERS	66
		APPENDIX “I” GLOSSARY OF TERMS	I-1
ADDITIONAL INFORMATION	66

DIRECTORS’ APPROVAL	67

MANAGEMENT INFORMATION CIRCULAR

Information in this Circular

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Aurora Cannabis Inc. (the “Company” or “Aurora”) for use at the special meeting (the “Meeting”) of its shareholders to be held at the offices of McMillan LLP, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada on Wednesday, July 18, 2018, at 9:00 a.m. (Vancouver time), for the purposes set forth in the accompanying Notice of Meeting.

In this Circular, references to “we” and “our” refer to Aurora. The “board of directors” or the “Board” refers to the board of directors of Aurora. “Aurora Shares” means common shares without par value in the capital of Aurora. “Aurora Shareholders” refers to shareholders of Aurora. “Beneficial Shareholders” means Aurora Shareholders who do not hold Aurora Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The information contained in this Circular is given as at June 18, 2018, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Aurora or MedReleaf.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Aurora Shareholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are summaries of the terms of those documents. Aurora Shareholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement and the Plan of Arrangement can be obtained through Aurora’s profile on the SEDAR website at www.sedar.com.

Information Pertaining to MedReleaf

Except as otherwise indicated, the information concerning MedReleaf contained in the Circular, including, but not limited to, information pertaining to MedReleaf in Appendix “E”, has been taken from or is based upon information provided by MedReleaf and other publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Aurora has no knowledge that would indicate that any statements contained herein concerning MedReleaf taken from or based upon such documents and records are untrue or incomplete, neither Aurora nor any of its directors or officers has independently verified such information or assumes any responsibility for the accuracy or completeness of such information, including any of MedReleaf’s financial statements, or for any failure by MedReleaf to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Aurora. Aurora has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from MedReleaf’s publicly available documents or records or whether there has been any failure by MedReleaf to disclose events that may have occurred or may affect the significance or accuracy of any information.

For further information regarding MedReleaf, please refer to MedReleaf’s filings with the Canadian Securities Administrators, which may be obtained through the SEDAR website at www.sedar.com.

Notice to United States Shareholders

NEITHER THE ARRANGEMENT NOR THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES; NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Aurora Shares and Replacement Options to be issued under the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or under the securities laws of any state of the United States, and will be issued in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act and available exemptions under applicable state securities laws. The registration exemption provided by Section 3(a)(10) of the 1933 Act is conditioned on, among other things, the approval of the Court which will consider, among other things, the fairness of the terms and conditions of the Arrangement to holders of MedReleaf Shares, MedReleaf Options, and MedReleaf Deferred Share Units, as described under “The Arrangement – Effects on Aurora if Arrangement is not Completed – United States Securities Law Matters“ in this Circular.

The solicitation of proxies by Aurora’s management is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the 1934 Act.

Aurora is a company existing under the laws of the Province of British Columbia and MedReleaf is a corporation existing under the laws of the Province of Ontario. Information concerning Aurora and MedReleaf has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Accordingly, information contained in this Circular and the documents incorporated by reference herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada.

The enforcement by Aurora Shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that: (i) Aurora is a company existing and governed under the laws of the Province of British Columbia; (ii) certain of the directors, officers and the experts named in this Circular are not residents of the United States; and (iii) a substantial portion of Aurora’s and such officer’s and director’s respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Aurora, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. securities laws or “blue sky” law of any state within the United States.

In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Forward-Looking Information

This Circular, the pro forma consolidated financial statements of Aurora and some of the material incorporated by reference into this Circular, contain “forward-looking information”, as such term is defined in applicable Securities Laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Aurora’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “forecasts”, “targets”, “anticipates”, “believes”, “intends”, “to create”, “to diversify”, “to invest”, “enabling”, “upon”, “further”, “proposed”, “opportunities”, “potentially”, “increases”, “adds”, “improves”, “continuing” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could” or “might”, “occur” and similar expressions.

Forward-looking statements in this Circular and the documents incorporated by reference herein include, without limitation, those that relate to:

•	the completion and expected benefits of the proposed acquisition of MedReleaf;

•	attributes of Aurora and MedReleaf assuming completion of the Arrangement, which may be stated in the present tense;

•	payment of amounts that become due following a change of control of MedReleaf;

•	Aurora’s liquidity position and expected sufficiency of cash from operations to fund repayment of outstanding debt;

•	the expected working capital requirements and the ability to generate cash flows that exceed capital requirements;

•	capital expenditures and costs, including forecasted cash costs;

•	the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs;

•	Aurora’s ability to complete future financings to raise additional capital for exploration, development and operational activities and for acquisitions;

•	the ability of Aurora to identify appropriate acquisition opportunities or, if an opportunity is identified, to conclude a transaction on satisfactory terms;

•	the timing and results of court proceedings;

•	the construction of Aurora Sky, its associated costs, and receipt of licenses from Health Canada to produce and sell medical cannabis from this facility;

•	the completion of Aurora’s Quebec facilities, and receipt of Health Canada license;

•	performance of Aurora’s business and operations;

•	Aurora’s expectations regarding revenues, expenses and anticipated costs;

•	Aurora’s expectations regarding CanniMed’s prospects for growth, market share, operational scope, operations, profitability, share price, the ability to realize expected value, market opportunities;

•	future production costs and capacity;

•	the ability to renew Aurora’s licenses from Health Canada;

•	whether Aurora will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	industry growth trends, including with respect to projected sales and number of patients;

•	the ability of Aurora to successfully integrate CanniMed (as hereinafter defined);

•	Aurora’s expectations with respect to the expected growth of CanniMed’s revenue and Aurora’s revenue generally;

•	Aurora’s expectations with respect to its investment in TGOD and TGOD’s ability to execute on its business plan;

•	Aurora’s expectations with respect to its investment in LIQ;

•

the legalization of cannabis for recreational use in Canada, including federal and provincial regulations pertaining thereto and the timing related thereof and Aurora’s intentions to participate in such market, if and when such market is legalized;

•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;

•	Aurora’s plans with respect to the payment of dividends;

•	the impact of general business and economic conditions;

•	whether Aurora will continue to be in compliance with regulatory requirements;

•	whether the key personnel will continue their employment with Aurora; and

•

statements with respect to the Distribution of the Australis Units to Aurora Shareholders, including the timing of the Distribution and listing of the Australis Shares and Australis Warrants on the CSE, and the proposed operations and funding of Australis.

Forward-looking information is based on a number of factors, assumptions and estimates that, while considered reasonable by management based on the business and markets in which Aurora operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. The estimates and assumptions of Aurora contained or incorporated by reference in the Circular, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference, as well as:

•	that Aurora will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement;

•	that the required approvals will be obtained from the shareholders of MedReleaf and Aurora;

•	that all required third party, regulatory, and government approvals and Court orders will be obtained;

•	that MedReleaf will be able to achieve announced guidance targets in line with publicly disclosed information of both Aurora and MedReleaf;

•	that the Arrangement will proceed in accordance with the anticipated timeline and close in second half of 2018;

•	the accuracy of management’s assessment of the effects of the successful completion of the Arrangement;

•	the trading price of the Aurora Shares and MedReleaf Shares;

•	there being no significant political developments, whether generally or in respect of the cannabis industry specifically, in any jurisdiction in which Aurora or MedReleaf now or in the future carries on business, which are not consistent with Aurora’s current expectations;

•	there being no material variations in the current tax and regulatory environment;

•	prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels;

•	production forecasts meeting expectations;

•	Aurora’s ability to operate in a safe, efficient and effective manner;

•	prices for key supplies, including labour costs and consumables, remaining consistent with Aurora’s current expectations;

•	Aurora’s ability to obtain financing as and when required and on reasonable terms; and

•	that the information available to Aurora in respect of MedReleaf is accurate and complete.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which Aurora’s forward-looking information and statements are based.

Aurora cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Aurora’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to:

•	Aurora will continue to hold its license from Health Canada and be able to renew such license on a timely basis;

•	Aurora successfully complying with the regulatory requirements for Licensed Producers as set out by the ACMPR and Health Canada;

•	the laws, regulations and guidelines generally applicable to the medical cannabis industry not changing in ways currently unforeseen by Aurora;

•	the proposed laws, regulations and guidelines generally applicable to the adult-use recreational cannabis industry not changing in ways currently unforeseen by Aurora;

•	potential changes in provincial distribution model for cannabis sales that could prevent Aurora from fully capitalizing on its investment in LIQ;

•

future clinical research studies on the effects of medical cannabis do not lead to conclusions that dispute or conflict with Aurora’s understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;

•	the medical cannabis industry and market in Canada will continue to grow, and Aurora will be successful in this new industry and market;

•

Aurora has the ability to compete for market share with other companies, including Licensed Producers, which may have longer operating histories and more financial resources, manufacturing and marketing experience than Aurora;

•

Aurora is able to attract or retain key personnel with sufficient experience in the medical cannabis industry, and has the ability to attract, develop, and retain additional employees required for Aurora’s development and future success;

•	Aurora will not encounter significant interruption in its access to certain key inputs such as raw materials, electricity, water and other utilities;

•	that CanniMed will be able to meet expected revenue growth projections;

•	the ability of CanniMed or Aurora to realize expected value, market opportunities, accretion or synergies related to Aurora’s acquisition of CanniMed;

•	fluctuations and changes in Aurora’s or CanniMed’s operations, financial results and public disclosure;

•	CanniMed’s ability to market products successfully to its anticipated patients;

•	Aurora will be able to meet expected revenue growth projections;

•	the ramp up in the harvest and production of cannabis at Aurora’s new facilities will meet Aurora’s expectations and not be significantly delayed or interrupted;

•	demand for Aurora’s cannabis products will not abate and the legalization of recreational, adult-use cannabis in Canada will not be unreasonably delayed;

•	Aurora will successfully negotiate a final agreement with respect to the Danish joint venture on terms and in such time frame favourable to Aurora;

•	Aurora will have sufficient working capital and be able to secure additional funding necessary for the continued development of its products and business interests;

•	Aurora will successfully integrate acquired businesses and assets;

•	Aurora will continue to be successful in acquiring assets and investments that strategically fit and at competitive prices;

•	potentially unknown risks and liabilities associated with Aurora’s ability to successfully integrate acquisitions including, but not limited to, MedReleaf, and its business, assets and operations; and

•	the integration of finances and operations of MedReleaf.

Although Aurora has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. All of the forward-looking information in this Circular is qualified by these cautionary statements and those made in each of Aurora’s and MedReleaf’s filings with Canadian and U.S. securities regulatory authorities expressly incorporated by reference into this Circular. These factors are not intended to represent a complete list of the factors that could affect Aurora and/or MedReleaf. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this Circular is made as of the date of this Circular, and Aurora disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Non-IFRS Financial Measures

This Circular, and the documents incorporated by reference, includes references to certain non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS and may be calculated differently by other companies. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. For additional information regarding these non- IFRS measures (including reconciliations to IFRS measures, as applicable), see Aurora’s management’s discussion and analysis for the year ended June 30, 2017 and for the three and nine months ended March 31, 2018, copies of which are available under Aurora’s profile on SEDAR.

Currency and Currency Exchange Rate Information

Unless otherwise indicated, all references to “$” or “dollars” in the Circular refer to Canadian dollars and all references to “US$” in the Circular refer to United States (U.S.) dollars. Aurora’s financial statements included herein and incorporated by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Certain of the MedReleaf financial statements and other financial information included or incorporated by reference herein are presented in Canadian dollars and have been prepared in accordance with IFRS.

SUMMARY

The following is a summary of certain information contained in this Circular, including its appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including its appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms attached as Appendix “I” to this Circular. Shareholders are urged to read this Circular and its appendices carefully and in their entirety.

General

On May 14, 2018, Aurora and MedReleaf entered into the Arrangement Agreement, as amended by an amending agreement dated May 24, 2018, pursuant to which Aurora will acquire all of the outstanding MedReleaf Shares and each Shareholder will be entitled to receive 3.575 Aurora Shares (the “Share Consideration”) and $0.000001 in cash (the “Cash Consideration”) in exchange for each MedReleaf Share. Certain MedReleaf Shareholders will also be entitled to elect to receive only the Share Consideration (and not to receive the Cash Consideration). Under the Arrangement Agreement, Aurora has agreed to, among other things, call the Meeting to seek approval of Aurora Shareholders for the Share Issuance Resolution.

The Meeting

Meeting and Record Date

The Meeting will be held on Wednesday, July 18, 2018, at 9:00 a.m. (Vancouver time) at the offices of McMillan LLP, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada. The Board of Directors have fixed June 13, 2018 as the record date for determining the Aurora Shareholders who are entitled to receive notice of and vote at the Meeting.

The Share Issuance Resolution

At the Meeting, Aurora Shareholders will be asked to consider and, if deemed advisable, to pass the Share Issuance Resolution, a copy of which is attached as Appendix “A” to this Circular. See “The Arrangement –Required Shareholder Approvals – Aurora Shareholder Approval“ for a discussion of the shareholder approval requirements to effect the Arrangement.

Aurora Shareholders will be asked to approve the issuance of up to 414,300,000 Aurora Shares pursuant to the Share Issuance Resolution, which is equal to approximately 73.22% of the non-diluted Aurora Shares outstanding as of the Record Date. However, Aurora expects to issue only up to 394,574,356 Aurora Shares, which is equal to approximately 69.74% of the non-diluted Aurora Shares outstanding as of the Record Date.

The Reduction of Capital Resolution

At the Meeting, Aurora Shareholders will also be asked to consider and, if deemed advisable, to pass the Reduction of Capital Resolution, a copy of which is attached as Appendix “B” to this Circular. The purpose of the Reduction of Capital Resolution is to facilitate the Reorganization and spin out of Aurora’s interests in certain U.S. assets by way of a distribution to Aurora Shareholders of all of the outstanding Australis Units as a return of capital. Each Australis Unit consists of one Australis Share and one Australis Warrant. Each Australis Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances, one Australis Share at an exercise price of $0.25 per share on or prior to 4:00 p.m. (Eastern Time) on the date that is one year from the date of the Distribution. See “Matters to be Considered at the Meeting – Reduction of Capital Resolution”.

Requisite Shareholder Approvals

In order for the Arrangement to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Aurora Shareholders, present in person or by proxy. The Reduction of Capital Resolution must be approved by a special majority (at least two-thirds) of votes cast at the Meeting by Aurora Shareholders, present in person or by proxy.

Aurora Supporting Shareholders

Aurora Supporting Shareholders (who include directors and senior executives of Aurora), holding approximately 5% of the Aurora Shares have entered into the Voting and Support Agreements with MedReleaf and have agreed to vote their Aurora Shares in favour of the Share Issuance Resolution.

Recommendation of the Board

The Board has unanimously approved the Arrangement Agreement and the terms of the Arrangement and unanimously recommends that Aurora Shareholders vote FOR the Share Issuance Resolution at the Meeting. In recommending that the Aurora Shareholders vote FOR the Share Issuance Resolution, the Board considered, among other things, the expected benefits of the Arrangement, the Aurora Fairness Opinion and current industry, economic and market conditions.

The Board also unanimously recommends that Aurora Shareholders vote FOR the Return of Capital Resolution at the Meeting. In recommending that the Aurora Shareholders vote FOR the Return of Capital Resolution, the Board considered, among other things, the potential tax benefits to the Aurora Shareholders of proceeding with the Distribution as a return of capital.

Voting at the Meeting

This Circular is being sent to both registered Aurora Shareholders and Beneficial Shareholders. Only registered Aurora Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Beneficial Shareholders should follow the instructions on the forms they receive from their intermediaries. No other securityholders of Aurora are entitled to vote at the Meeting. See “General Proxy Information“.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Aurora and MedReleaf, and their respective legal and financial advisors. See “The Arrangement – Background to the Arrangement“ for a description of the background to the Arrangement.

Reasons for the Arrangement

In the course of their evaluation of the Arrangement, the Board of Directors consulted with Aurora’s senior management, legal counsel and BMO Capital Markets, and considered a number of factors including, among others, the following:

a)

Creation of a Preeminent Global Cannabis Company. The Arrangement is anticipated to result in bringing together two of Canada’s premier cannabis companies with aligned strategic visions and operating philosophies, as well as complementary assets, distribution networks, products and capabilities. The Combined Company will have industry leading scale, brands and a total funded capacity of over 570,000 kg per year of high-quality cannabis, through nine facilities in Canada and two in Denmark. In addition, MedReleaf’s experience combined with its industry leading yields will provide Aurora with immediate expertise to leverage in its newly developed cultivation facilities. MedReleaf’s cultivation footprint is based in Ontario, which is highly complementary to Aurora’s Western presence, strengthening the Combined Company’s coast to coast Canadian presence.

b)

Established Brands and Further Product Diversification. The completion of the Arrangement will create a more broadly diversified portfolio with three established cannabis brands – Aurora, CanniMed and MedReleaf, and consumer and wellness brands – San Rafael ‘71, Woodstock and AltaVie. These brands are backed by award-winning products, detailed consumer and marketplace insights and advanced analytical frameworks.

c)

Expanding Distribution Channels Across Canada and Internationally. The two companies have established distribution agreements with Quebec’s SAQ, Pharmasave and Shoppers Drug Mart in Canada, among others. Additionally, the companies have a rapidly growing international footprint through a network of sales and distribution capabilities and supply and licensing agreements in five continents. Both companies are actively engaged in initiatives to further expand their international activities. Aurora’s investment in Pedanios can be leveraged to distribute MedReleaf product into the EU and capture a larger share of the value chain.

d)

Focus on Clinical R&D, Patient Data and Innovative Product Development. The expanded team of scientists will focus on developing a robust pipeline of IP to deliver innovative products for both medical and adult consumer use markets. Aurora’s Medical Centre of Excellence, formed through the combination of the Aurora’s and CanniMed’s science and product development teams, together with MedReleaf’s ongoing studies with recognized research institutes and its relationship with Tikum Olam, will provide the Combined Company with access to thousands of data records and is expected to continue to drive innovation on a global scale.

e)

Enhanced Financial Position. The Combined Company will have an enhanced financial position and greater cash resources than Aurora alone. As at March 31, 2018, the pro forma cash position of the Combined Company was approximately $445 million.

f)

Support of Directors and Officers. Directors and certain senior officers of Aurora and MedReleaf have entered into the Director and Officer Voting and Support Agreements pursuant to which, and subject to the terms of which, they have agreed, among other things, to vote their Aurora Shares in favour of the Share Issuance Resolution or their MedReleaf Shares in favour of the Arrangement Resolution, as the case may be.

g)

Support for the Arrangement from a Majority of MedReleaf Shareholders. Certain MedReleaf Shareholders, who collectively hold approximately 56% of MedReleaf’s issued and outstanding Shares have entered into the Shareholder Voting and Support Agreements, pursuant to which, and subject to the terms of which, they have agreed, among other things, to vote their MedReleaf Shares in favour of the MedReleaf Arrangement Resolution.

h)

Completion of Due Diligence. Aurora’s management and operations team completed a detailed due diligence review on MedReleaf, which included, among other things, site visits and operational reviews at MedReleaf’s facilities in Markham, Bradford and Exeter.

i)

Aurora Fairness Opinion. The Aurora Fairness Opinion provided by BMO Capital Markets to the board of directors of Aurora states that, as of the date of the Aurora Fairness Opinion and subject to the assumptions, limitations and qualifications stated in the Aurora Fairness Opinion, the Exchange Ratio is fair from a financial point of view to Aurora. The full text of the Fairness Opinion can be found at Appendix “D”. See “The Arrangement – Aurora Fairness Opinion“.

j)

Other Factors. The Aurora Board also considered the Arrangement with reference to the current economic, industry and market trends affecting each of Aurora and MedReleaf in their respective markets, information concerning the business, operations, property, assets, financial condition, operating results and prospects of each of Aurora and MedReleaf and the then historical trading prices of the Aurora Shares and the MedReleaf Shares.

The Aurora Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors“. The Aurora Board believed that, overall, the anticipated benefits of the Arrangement to Aurora outweighed these risks and negative factors.

In the course of its evaluation of the Arrangement, the Board consulted with Aurora’s senior management, legal counsel and BMO Capital Markets, considered current industry, economic and market conditions and trends, reviewed a significant amount of information and also considered a number of factors, including but not limited to the following:

a)	MedReleaf Information. The Board considered the information provided by MedReleaf with respect to its assets, properties and financial condition.

b)	Size and Market Liquidity. The Board considered the anticipated size, market liquidity and cash position of the Combined Company following the Arrangement.

c)

Strategic Opportunity. The Board evaluated with management and its financial advisors the business and strategic opportunities available to increase Shareholder value. The Board determined that the Arrangement was consistent with the company’s strategy of acquiring quality assets in an increasingly consolidating industry at fair valuations and was in the best interests of Aurora.

d)	Required Shareholder Approval. The Board considered that the Share Issuance Resolution must be approved by at least a majority of the votes cast at the Meeting, providing protection for Shareholders.

e)	Approvals. The Board considered that the Arrangement requires Court approval and approval under the Competition Act.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors in connection with the Arrangement, including, but not limited to the following:

a)

Termination of the Arrangement Agreement. Each of Aurora and MedReleaf has the right to terminate the Arrangement Agreement in certain circumstances, including in the event of a change having a Material Adverse Effect.

b)

Satisfaction or Waiver of Conditions Precedent. The completion of the Arrangement is subject to several conditions, including shareholder, Court and regulatory approvals, and there is no certainty that all conditions will be satisfied or waived.

c)

Failure to Complete the Arrangement. If the Arrangement is not completed, a considerable amount of costs, time and effort of Aurora and its management team will have been diverted away from other aspects of Aurora’s business activities and other potentially accretive transactions.

d)

Integration and Realization of Anticipated Benefits. The Combined Company may fail to realize the growth opportunities and synergies currently anticipated due to challenges associated with integrating the operations and personnel of Aurora and MedReleaf.

e)

Fixed Share Consideration. The Share Consideration is fixed and, as a result, the Aurora Shares issued on closing of the Arrangement may have a market value different than at the time of approval of the Arrangement.

f)	Issuance of the Share Consideration. The Arrangement will result in a significant number of Aurora Shares to be issued which may adversely affect the market price of the Aurora Shares.

g)

Termination Payments and Fees. The Arrangement Agreement may be terminated by Aurora or MedReleaf in certain circumstances, in which case a Termination Fee and/or Expense Reimbursement may be payable. In particular, Aurora will be required to pay an Expense Reimbursement of $15 million in circumstances where Aurora Shareholders do not approve the Share Issuance Resolution, even though there has been no Aurora Acquisition Proposal.

h)	Undisclosed Liabilities. There may be undisclosed liabilities that Aurora failed to discover or was unable to quantify in its due diligence.

The Aurora Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors“. The Aurora Board believed that, overall, the anticipated benefits of the Arrangement to Aurora outweighed these risks and negative factors.

The foregoing summary of the information and factors considered by the Aurora Board is not intended to be exhaustive but includes the material information and factors considered by the Aurora Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Aurora Board’s evaluation of the Arrangement, they did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their respective conclusions and recommendations. The recommendations of the Aurora Board were made after consideration of all of the above-noted and other factors and in light of their respective knowledge of the business, financial condition and prospects of Aurora and MedReleaf and were based upon the advice of the Aurora Board’s financial advisors and legal counsel to Aurora. In addition, individual members of the Aurora Board may have assigned different weights to different factors.

Fairness Opinion

Pursuant to an engagement letter dated May 4, 2018, and effective as of April 6, 2018, BMO Capital Markets agreed to provide Aurora and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Aurora Fairness Opinion.

On May 13, 2018, BMO Capital Markets delivered its oral opinion to the board of directors of Aurora, that as of the date thereof and subject to the assumptions, limitations and qualifications stated therein, the Exchange Ratio is fair from a financial point of view to Aurora. This opinion was subsequently confirmed in writing as at May 13, 2018 by the Aurora Fairness Opinion. On May 24, 2018 the parties entered into the Amending Agreement, which provided that, unless a MedReleaf Shareholder otherwise elects, such MedReleaf Shareholder will receive 3.575 Aurora Shares and $0.000001 in cash for each MedReleaf Share. BMO Capital Markets has considered the additional $0.000001 cash consideration for each MedReleaf Share provided for pursuant to the Amending Agreement (the “Cash Consideration”) and has confirmed that the conclusions set out in the Aurora Fairness Opinion, subject to the assumptions, limitations and qualifications stated therein, would not have been different when the Aurora Fairness Opinion was delivered on May 13, 2018 if the Cash Consideration had been provided for pursuant to the Arrangement Agreement when executed on May 13, 2018 and known to BMO Capital Markets in advance of the delivery of the Aurora Fairness Opinion on that date.

BMO Capital Markets has not been asked to prepare and has not prepared a formal valuation or appraisal of the securities or assets of Aurora, MedReleaf or any of their affiliates, and the Aurora Fairness Opinion should not be construed as such. The Aurora Fairness Opinion is not, and should not be construed as, advice as to the price at which the securities of Aurora may trade at any time.

The terms of the engagement letter between Aurora and BMO Capital Markets provide that BMO Capital Markets will receive a fee for rendering the Aurora Fairness Opinion and certain fees for its advisory services in connection with the Arrangement, a substantial portion of which is contingent upon the successful completion of the Arrangement. BMO Capital Markets is also to be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Aurora has agreed to indemnify BMO Capital Markets, in certain circumstances, against certain liabilities that might arise out of its engagement.

The Aurora Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the conditions and prospects, financial and otherwise, of Aurora and MedReleaf as they are reflected in certain information obtained by BMO Capital Markets from public sources or otherwise in connection with BMO Capital Markets’ engagement by Aurora, and as they have been represented to BMO Capital Markets. In BMO Capital Markets’ analyses and in connection with preparing the Aurora Fairness Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Capital Markets or any party involved in the Arrangement.

The full text of the Aurora Fairness Opinion which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken, is attached as Appendix “D” to this Circular. Aurora Shareholders are encouraged to read the Aurora Fairness Opinion carefully and in its entirety. The Aurora Fairness Opinion was provided to the board of directors of Aurora for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without BMO Capital Markets’ prior written consent. The Aurora Fairness Opinion addresses only the fairness from a financial point of view of the Exchange Ratio and does not address any other aspect of the Arrangement. The Aurora Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to Aurora. The Aurora Fairness Opinion does not constitute a recommendation as to how Aurora Shareholders should vote or act on any matters relating to the Arrangement. The summary of the Aurora Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Aurora Fairness Opinion. Aurora Shareholders are urged to read the Aurora Fairness Opinion carefully and in its entirety.

Particulars of the Arrangement

MedReleaf Shareholders (other than MedReleaf Shareholders who validly exercise their Dissent Rights) will ultimately be entitled to receive in exchange for each MedReleaf Share the Share Consideration and, if applicable, the Cash Consideration pursuant to a series of transactions as set out in the Plan of Arrangement, which includes the following steps:

(a)

each outstanding MedReleaf Share (other than MedReleaf Shares held by Dissenting Shareholders) will be assigned and transferred by the holder thereof to Aurora (free and clear of all Liens) in exchange for the Share Consideration and the Cash Consideration for each MedReleaf Share, subject to the right of such MedReleaf Shareholder to elect to receive only 3.575 Aurora Shares;

(b)	each outstanding MedReleaf Plan Option will be exchanged for a Replacement Option to purchase Aurora Shares in accordance with the formulation provided in the Arrangement;

(c)

each outstanding MedReleaf DSU (whether vested or unvested) will be deemed to have fully vested and be settled in exchange for the Share Consideration and the Cash Consideration and each such MedReleaf DSU shall be immediately cancelled; and

(d)

each issued and outstanding MedReleaf Warrant will be entitled to receive the same aggregate consideration payable thereupon, as reduced by an amount equal to the aggregate Cash Consideration such holder of a MedReleaf Warrant would have received in respect of the MedReleaf Shares issuable upon exercise of such MedReleaf Warrant if such holder exercised such MedReleaf Warrant immediately prior to the Relevant Time, the Share Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Relevant Time, such holder had been the registered holder of the number of MedReleaf Shares to which such holder would have been entitled if such holder had exercised such MedReleaf Warrant immediately prior to the Relevant Time.

The MedReleaf Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised will be deemed to be transferred to Aurora (free and clear of all Liens), without any further act or formality, and such Dissenting Shareholders will cease to have any rights as holders of such MedReleaf Shares other than the right to be paid fair value for such MedReleaf Shares by Aurora as set out in the Plan of Arrangement, attached as Schedule A to the Arrangement Agreement, and the MedReleaf Shares so transferred will be cancelled.

The Share Issuance Resolution must be approved by a majority of the Aurora Shareholders who vote in respect of the Share Issuance Resolution in person or by proxy at the Meeting. The Arrangement Resolution must be approved by not less than 662⁄ 3% of the votes cast by the MedReleaf Shareholders who vote in respectof the Arrangement Resolution in person or by proxy at the MedReleaf Meeting. See “The Arrangement –Required Shareholder Approvals – MedReleaf Shareholder Approval“.

The Arrangement also requires the approval of the Court. If, among other things, Aurora Shareholder Approval is obtained at the Meeting and MedReleaf Shareholder Approval is obtained at the MedReleaf Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Completion of the Arrangement is subject to the other terms and conditions specified in the Arrangement Agreement. See “The Arrangement Agreement“.

Non-Solicitation Provisions

Each of Aurora and MedReleaf are subject to reciprocal non-solicitation restrictions that, among other things, restrict their ability to initiate, solicit, knowingly facilitate, encourage or promote any inquiries, proposals, expressions of interest or offers regarding, constituting or that may reasonably be expected to constitute or lead to an acquisition proposal from any third party. However, each party and its representatives may, at any time prior to the receipt of required approvals of the Arrangement by Aurora Shareholders or MedReleaf Shareholders, as applicable, engage in or participate in any discussions or negotiations with third parties that submit an unsolicited bona fide acquisition proposal, and, subject to entering into a confidentiality and standstill agreement with such third party, may provide due diligence access and information, but only if (a) its board of directors has first determined, in its good faith judgment, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes or could reasonably be expected to constitute or lead to a superior proposal; (b) not engaging in such discussion would be inconsistent with the fiduciary duty of the board; (c) such third party was not restricted from making such an acquisition proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with it or any of its subsidiaries; and (d) it has been, and continues to be, in compliance with its non-solicitation obligations.

If prior to receiving its shareholders’ approval for the transaction, either party’s board receives an unsolicited acquisition proposal that it determines is a “superior proposal”, then it may, subject to among other things, payment of an $80 million termination payment and the five business-day matching right of the other party, change its recommendation of the Arrangement, terminate the Arrangement Agreement and enter into an agreement in respect of such superior proposal.

See “The Arrangement Agreement – Covenants – Non-Solicitation“.

Right to Match

Each of Aurora and MedReleaf has the reciprocal right, but not the obligation, to propose in writing to amend the terms of the Arrangement Agreement and the Arrangement in response to a Superior Proposal received by the other party. During the Match Periods, as applicable, each party shall (i) review any proposal by the other party to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of its board of directors, whether the proposed amendment by a party upon acceptance by the other party would result in a particular acquisition proposal not being a superior proposal; and (ii) negotiate with the other party in good faith, and in a manner consistent with the fiduciary duties of its board of directors to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the applicable party to proceed with the Arrangement on such amended terms. If a party’s board of directors determines that the proposed amendment by the other party upon acceptance by it would result in a particular acquisition proposal not being a superior proposal, as applicable, it shall promptly so advise the other party and enter into an amendment to the Arrangement Agreement with the other party reflecting the amended proposal of the other party and will promptly reaffirm its recommendation of the Arrangement as amended. See “The Arrangement Agreement –Covenants – Right to Match“.

Expenses and Termination Fees

The Arrangement Agreement requires that MedReleaf pay the MedReleaf Termination Fee or reimburse Aurora for the costs and expenses incurred by Aurora in certain circumstances and that Aurora pay the Aurora Termination Fee or reimburse MedReleaf for the costs and expenses incurred by MedReleaf in certain circumstances. See “The Arrangement Agreement – Termination Fees and Expenses“.

Governance of Aurora following the Arrangement

Following completion of the Arrangement, the board of directors of Aurora will initially be comprised of eight directors, two of whom will be former independent directors of MedReleaf. See “Appendix “G” –Information Concerning the Combined Company”.

Agreements related to the Arrangement

Arrangement Agreement

On May 14, 2018, Aurora and MedReleaf entered into the Arrangement Agreement and on May 24, 2018, entered into the Amending Agreement, under which the parties agreed, subject to certain terms and conditions, to complete the Arrangement. This Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is available under Aurora’s profile on the SEDAR website at www.sedar.com.

Director and Officer Voting and Support Agreements

Certain directors and officers of Aurora and MedReleaf, who beneficially own securities of Aurora and MedReleaf, respectively, have entered into Director and Officer Voting and Support Agreements with MedReleaf and Aurora, respectively, pursuant to which they have agreed to, among other things, support the Arrangement and vote their shares in favour of the Share Issuance Resolution and the Arrangement Resolution, respectively. See “The Arrangement – Voting and Support Agreements – Director and Officer Voting and Support Agreements”.

Shareholder Voting and Support Agreements

Certain shareholders of MedReleaf who beneficially own securities of MedReleaf, have entered into Voting and Support Agreements with Aurora pursuant to which they have agreed, among other things, to support the Arrangement and vote their MedReleaf Shares in favour of the MedReleaf Arrangement Resolution. See “The Arrangement – Voting and Support Agreements – Shareholder Voting and Support Agreements“.

In total, the Aurora Supporting Shareholders and the MedReleaf Supporting Shareholders, who hold approximately 5% and 58% of the Aurora Shares and MedReleaf Shares, respectively, have entered into the Voting and Support Agreements.

Parties to the Arrangement

Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Aurora operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as “Aurora Mountain”, and a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island. In January 2018, Aurora’s 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Inc.

Aurora’s wholly-owned subsidiary CanniMed Therapeutics Inc. (“CanniMed”) is Canada’s most experienced licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. CanniMed forms the heart of Aurora’s Medical Cannabis Centre of Excellence, aimed at product and market development.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. Aurora owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. Aurora offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of- the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna, one of Western Canada’s largest retail chains of liquor stores, who are developing a cannabis retail network in Western Canada. In addition, Aurora holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, Aurora has an option to convert its investment into a 9.14% stake in CTT Pharmaceutical Holdings Inc., an innovative product development company within the cannabis space.

Aurora Cannabis Inc. was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. On September 3, 2010, Aurora changed its name to Prescient Mining Corp. Effective October 2, 2014, Aurora changed its name to its present name, Aurora Cannabis Inc. Its head office is located at 900 – 510 Seymour Street, Vancouver, British Columbia, Canada V6B 1V5. The registered office of Aurora is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7. Aurora Shares trade on the TSX under the symbol “ACB”, and are a constituent of the S&P/TSX Composite Index.

MedReleaf

MedReleaf is a licensed producer of cannabis-based pharmaceutical products based in Markham, Ontario. MedReleaf is licensed by Health Canada pursuant to the ACMPR to, among other things, produce at its Markham facility an aggregate of up to 6,000 kilograms of dried cannabis and up to 1,760 kilograms of cannabis oil, and to sell and distribute within Canada an aggregate of up to 5,000 kilograms of dried cannabis, up to 1,319 kilograms of bottled cannabis oil, and up to 440 kilograms of encapsulated cannabis oil produced at its Markham facility.

MedReleaf is an R&D-driven company dedicated to innovation, operational excellence and the production of top-quality cannabis. Sourced from around the world and carefully cultivated in one of two state of the art ICH-GMP and ISO 9001 certified facilities in Ontario, MedReleaf delivers a variety of premium products for the global medical market and is committed to serving the therapeutic needs of its medical patients and providing a compelling product assortment for the adult-use recreational consumer.

MedReleaf cultivates and produces its cannabis-based pharmaceutical products for direct sales to its patients across Canada. MedReleaf interacts with its patients via its e-commerce platform as well as by phone and email correspondence directed to its patient-care team. Currently, MedReleaf sells dried cannabis, cannabis oils and cannabis oil capsules to its patients from its Markham facility. MedReleaf’s sales are supported by a variety of initiatives, including health conference sponsorships, as well as through its cannabis education and outreach team of employees. MedReleaf expects both its portfolio of products and the jurisdictions outside of Canada in which it operates to expand as local laws allow, resources permit, and where market research indicates opportunity.

MedReleaf was incorporated under the laws of Ontario in 2013. MedReleaf completed an initial public offering, together with a secondary offering of MedReleaf Shares by certain selling shareholders, on June 7, 2017. The MedReleaf Shares are listed on the TSX under the trading symbol “LEAF”. MedReleaf’s head office is located at Markham Industrial Park, Markham, Ontario L3R 6G3.

Selected Aurora Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Aurora’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “C” to the Circular. The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of comprehensive income (loss) of Aurora are comprised of information derived from:

•	the audited consolidated financial statements of Aurora for the year ended June 30, 2017;

•	the audited consolidated financial statements of CanniMed for the year ended October 31, 2016;

•	the audited consolidated financial statements of CanniMed for the year ended October 31, 2017;

•	the audited consolidated financial statements of MedReleaf for the year ended March 31, 2018;

•	the audited consolidated financial statements of MedReleaf for the year ended March 31, 2017;

•

the unaudited condensed interim consolidated financial statements of Aurora for the three and nine months ended March 31, 2018, which has been adjusted to remove the non-controlling interest portion of CanniMed to give effect, as if Aurora’s 100% ownership of CanniMed had taken place as at the date of the unaudited pro forma consolidated statement of financial position as at March 31, 2018. It should be noted that the unaudited condensed interim consolidated statements of Aurora for the three and nine months ended March 31, 2018 reflects a 95.9% ownership in the issued and outstanding shares of CanniMed and that on May 2, 2018, Aurora acquired the remaining issued and outstanding shares of CanniMed. The 16 days of profit and loss attributable to CanniMed included in the unaudited condensed interim consolidated statement of comprehensive loss for the three and nine months ended March 31, 2018 was also removed;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three months ended January 31, 2018;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three and six months ended April 30, 2017;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three and nine months ended July 31, 2017;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three and nine months ended July 31, 2016; and

•	the unaudited condensed interim consolidated financial statements of MedReleaf for the three months ended June 30, 2017 and 2016.

The unaudited pro forma consolidated statement of financial position of Aurora gives effect to the acquisition of 100% of the issued and outstanding shares of MedReleaf and CanniMed as if both acquisitions had occurred on March 31, 2018. The unaudited pro forma consolidated statement of comprehensive loss for the nine months ended March 31, 2018 and the twelve months ended June 30, 2017 of Aurora gives effect to the acquisition of 100% of the issued and outstanding shares of MedReleaf and CanniMed as if both acquisitions had occurred at July 1, 2016.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Aurora and MedReleaf. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Aurora and the accompanying notes included in Appendix “C” to the Circular.

	Nine months ended	Year ended
Unaudited (in thousands of Canadian dollars)	March 31, 2018	June 30, 2017
Pro Forma Statement of Operations Data:
Revenue	$82,878	$75,094
Net Loss	$39,918	$94,012

(in Canadian dollars)
Pro Forma Per Aurora Share Data:
Basic earnings per share	$(0.05)	$(0.13)
Diluted earnings per share	$(0.05)	$(0.13)

Unaudited (in thousands of Canadian dollars)	As at March 31, 2018
Pro Forma Statement of Financial Position Data:
Total current assets	$667,448
Total assets	$5,242,486
Total current liabilities	$89,985
Total liabilities	$329,578
Total equity	$4,912,908

Proxy Solicitation Agent

Aurora has retained Laurel Hill to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Laurel Hill Advisory Group, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Risk Factors

Aurora Shareholders should consider a number of risk factors relating to the Arrangement and Aurora in evaluating whether to approve the Share Issuance Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors“.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Aurora. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Aurora Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Aurora has retained the services of Laurel Hill to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Laurel Hill, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 Collect Outside North America); or by email at: assistance@laurelhill.com. The cost of solicitation will be borne by Aurora. Aurora expects to pay fees of approximately $110,000 to Laurel Hill for its proxy solicitation service in addition to certain out-of-pockets expenses.

Appointment of Proxyholders

Terry Booth is the Chief Executive Officer and a director of Aurora, Glen Ibbott, the Chief Financial Officer of Aurora and Nilda Rivera, Vice President, Finance and Corporate Secretary of Aurora. A Shareholder has the right to appoint a person as proxyholder (who need not be a Shareholder), other than Terry Booth, Glen Ibbott or Nilda Rivera, to represent the Shareholder at the Meeting. To exercise that right, the Shareholder should strike out the names of Terry Booth, Glen Ibbott or Nilda Rivera on the accompanying instrument of proxy (the “Instrument of Proxy”) and insert the name of the other person in the blank space provided on that Instrument of Proxy. Alternatively, a Shareholder may complete another appropriate form of proxy. The Shareholder should notify the proxyholder of his or her appointment and instruct the proxyholder on how the Aurora Shares are to be voted. A proxy will not be valid unless it is received by the transfer agent of the Aurora Shares, Computershare Trust Company of Canada (Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1). To be valid, a proxy must be received by Computershare Trust Company of Canada not later than 9:00 a.m. (Vancouver Time) on July 16, 2018 or 48 hours (excluding Saturdays, Sundays and holidays) preceding any adjournment of the Meeting. The Chairman of the Meeting has the discretion to accept proxies deposited less than 48 hours before the time of the Meeting or any adjournment or postponement thereof.

A Shareholder who has signed and returned a proxy may revoke that proxy: (a) by signing a proxy bearing a later date and depositing such proxy with Computershare Trust Company of Canada, at its address set out above, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or any adjournment thereof; (b) as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by depositing a written notice of revocation with Computershare Trust Company of Canada, at its address set out above, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by delivering the notice of revocation to the Chairman of the Meeting; (c) by attending the Meeting and voting the Aurora Shares subject to the applicable proxy; or (d) in any other manner permitted by law.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Aurora Shares represented thereby in accordance with your instructions on any ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon, your Aurora Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of the Share Issuance Resolution.

Exercise of Discretion by Proxyholders

The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters identified in the Notice of Meeting and any other matters that may properly be brought before the Meeting. As at the date of this Circular, Management knows of no such amendment, variation or other matter to be brought before the Meeting. If other matters are properly brought before the Meeting, it is the intention of the management designees named in the accompanying Instrument of Proxy to exercise the voting rights attached to the applicable Aurora Shares in their best judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

Registered Aurora Shareholders

Registered Aurora Shareholders (i.e. Aurora Shareholders whose name appears on the records of Aurora as the registered holders of Aurora Shares) may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Aurora Shareholders may choose one of the following options to submit their proxy:

(a)

Internet: Use the internet through Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the control number; or

(b)

Telephone: Call 1-866-732-8683 to vote over the phone. Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder’s account number and the control number; or

(c)

Mail or Fax: Complete, date and sign the Proxy and return it to Aurora’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia Canada V6C 3B9.

In all cases the Aurora Registered Shareholder must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

The Proxy deadline may be waived or extended by the Chairman of the Meeting, in his sole discretion without notice. Registered Aurora Shareholders may also vote in person at the Meeting by presenting themselves to a representative of Computershare.

Aurora Beneficial Shareholders

The following information is of significant importance to Aurora Shareholders who do not hold Aurora Shares in their own name. Aurora Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Aurora registered shareholders (those whose names appear on the records of Aurora as the registered holders of Aurora Shares) or as set out in the following disclosure.

If Aurora Shares are listed in an account statement provided to an Aurora Shareholder by a broker, then in almost all cases those Aurora Shares will not be registered in the Aurora Shareholder’s name on the records of Aurora. Such Aurora Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Aurora Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Aurora Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Typically, intermediaries will use a service company to forward such materials to Non-Registered Shareholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. in Canada and its counterpart in the United States (“Broadridge”).

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non- Objecting Beneficial Owners).

Aurora may utilize Broadridge’s QuickVote™ service to assist Beneficial Shareholders that are NOBOs with voting their Aurora Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

These securityholder materials are being sent to both Aurora registered and Aurora Beneficial owners of the securities of Aurora. If you are an Aurora Beneficial owner, and Aurora or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Aurora Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Aurora Shares are voted at the Meeting.

The voting instruction form supplied to Beneficial Shareholders by brokers may be similar to the proxy provided to Aurora registered shareholders by Aurora. However, its purpose is limited to instructing the intermediary on how to vote your Aurora Shares on your behalf. As noted above, most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by Aurora. The VIF will name the same persons as Aurora’s Proxy to represent your Aurora Shares at the Meeting. You have the right to appoint a person (who need not be an Aurora Beneficial Shareholder of Aurora), other than any of the persons designated in the VIF, to represent your Aurora Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Aurora Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Aurora Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Aurora Shares at the Meeting. Aurora Beneficial Shareholders can vote their shares in the following ways:

Internet	Telephone or Fax	Mail

	Call or fax to the number(s)	Return the voting instruction
www.proxyvote.com	listed on your voting	form in the postage paid
	instruction form	enclosed envelope

INFORMATION CONCERNING THE MEETING AND ENTITLEMENT TO VOTING

Record Date

The Board of Directors has fixed June 13, 2018 as the Record Date for the determination of persons entitled to receive notice of the Meeting. Only Aurora Shareholders of record at the close of business on the Record Date who either: (i) attend the Meeting personally; (ii) complete, sign and deliver a Proxy in the manner and subject to the provisions described above; or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Aurora Shares voted at the Meeting.

Voting Shares and Principal Holders

Aurora is authorized to issue an unlimited number of Aurora Shares without par value. As at June 13, 2018 Record Date there were 565,767,220 Aurora Shares issued and outstanding. The Aurora Shares are listed for trading on the TSX under the symbol “ACB”. Aurora Shareholders are entitled to one vote per Aurora Share at meetings of Aurora Shareholders.

Aurora is also authorized to issue an unlimited number of Class A Shares with a par value of $1.00 each and an unlimited number of Class B Shares with a par value of $5.00 each. There were no Class A or Class B Shares issued and outstanding at the June 13, 2018 Record Date.

Class A Shares

Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Aurora Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of Aurora or any other return of capital or distribution of the assets of Aurora. No Class A shares of Aurora are outstanding as of the Record Date.

Class B Shares

Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Aurora Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of Aurora or any other return of capital or distribution of the assets of Aurora. No Class B shares of Aurora are outstanding as of the Record Date.

Principal Holders

To the knowledge of the directors and executive officers of Aurora as of the date of this Circular, there was no Person that beneficially owned, directly or indirectly, or exercised control or direction over, Aurora Shares carrying more than 10% of the voting rights attached to all outstanding Aurora Shares.

MATTERS TO BE CONSIDERED AT THE
MEETING

Share Issuance Resolution

In connection with the Arrangement and for the reasons set out below, at the Meeting, Aurora Shareholders will be asked to consider and, if thought advisable, pass the Share Issuance Resolution, the full text of which is set out in Appendix “A” to this Circular.

In order for the Arrangement to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Aurora Shareholders, present in person or by proxy.

Aurora Supporting Shareholders (who include directors and senior executives of Aurora), holding approximately 5% of the Aurora Shares have entered into the Voting and Support Agreements with MedReleaf and have agreed to vote their Aurora Shares in favour of the Share Issuance Resolution.

The Board of Directors unanimously recommends that Aurora Shareholders vote FOR the Share Issuance Resolution. Unless otherwise directed, the management nominees named in the accompanying form of proxy intend to vote FOR the approval of the Share Issuance Resolution.

Shareholder Approval

Pursuant to Section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of an issuer’s outstanding securities on a non-diluted basis in connection with an acquisition.

The Share Issuance Resolution will authorize the issuance of a number of Aurora Shares equal to approximately 69.74% of the issued and outstanding Aurora Shares as of June 13, 2018 on a non-diluted basis.

Aurora has made an application to the TSX to list the Aurora Shares issuable under the Share Issuance Resolution. Such listing is subject to Aurora fulfilling all of the listing requirements of the TSX, including obtaining approval of the Share Issuance Resolution.

For information in respect of the number of Aurora Shares to be Issued under the Share Issuance Resolution please see below “Aurora Shares to be Issued Pursuant to the Share Issuance Resolution”.

Aurora Shares to be Issued Pursuant to the Share Issuance Resolution

Pursuant to the listing rules of the TSX, an issuer is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In order for the Arrangement to be completed, Aurora Shareholders must approve the Share Issuance Resolution.

Aurora Shareholders will be asked to approve the issuance of up to 414,300,000 Aurora Shares pursuant to the Share Issuance Resolution, which is equal to approximately 73.22% of the non-diluted Aurora Shares outstanding as of the Record Date. However, Aurora expects to issue only up to 394,574,356 Aurora Shares, which is equal to approximately 69.74% of the non-diluted Aurora Shares outstanding as of the Record Date In connection with the Arrangement, Aurora expects to issue: (a) approximately 362,134,137 Aurora Shares to MedReleaf Shareholders under the Arrangement (based on the number of MedReleaf Shares outstanding or approved as of the date of the Arrangement Agreement); (b) approximately 16,022,940 Aurora Shares upon the exercise of Replacement Options to be issued to MedReleaf Plan Optionholders in exchange for their MedReleaf Plan Options under the Arrangement (based on the number of MedReleaf Plan Options outstanding as of the date of the Arrangement Agreement), if all of the Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Replacement Options; (c) approximately 5,879,492 Aurora Shares to holders of MedReleaf Legacy Options, which will be conditionally exercised in connection with the completion of the Arrangement and settled with Aurora Shares; (d) approximately 10,278,125 Aurora Shares upon the exercise of the MedReleaf Warrants following the Arrangement (based on the number of MedReleaf Warrants outstanding as of the date of the Arrangement Agreement), if all of the MedReleaf Warrants are exercised prior to the expiry date of such MedReleaf Warrants; and (e) approximately 259,662 Aurora Shares in connection with the vesting of the MedReleaf DSUs following the Arrangement.

The Share Issuance Resolution authorizes the approval of a number of Aurora Shares in an amount that exceeds the estimated Aurora Shares expected to be issued to MedReleaf securityholders. The balance amount of 19,725,644 Aurora Shares is being authorised in order to ensure that the Share Issuance Resolution authorizes the issuance of an adequate number of Aurora Shares under all circumstances in connection with the Arrangement, including satisfaction of any residual MedReleaf Share issuance obligations existing as of the effective date of the Arrangement.

Following the successful completion of the Arrangement, Aurora Shareholders, and MedReleaf Shareholders will own approximately 61% and 39%, respectively, of the outstanding Aurora Shares.

Reduction of Capital Resolution

Background to the Reduction of Capital

Aurora and its wholly-owned subsidiary, Australis, intend to file a prospectus in each of the provinces and territories of Canada for the purpose of distributing to holders of Aurora Shares all of the outstanding Australis Units in connection with a proposed Reorganization and spin out of certain U.S. assets of Aurora. Each Australis Unit consists of one Australis Share and one Australis Warrant. Each Australis Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances, one Australis Share at an exercise price of $0.25 per share on or prior to 4:00 p.m. (Eastern Time) on the date that is one year from the date of the Distribution. The prospectus will be available on SEDAR at www.sedar.com under Australis’ profile.

In connection with the Distribution and in the context of the Reorganization, on June 13, 2018, Aurora completed a series of intercorporate transactions involving Aurora and its subsidiaries. The intercorporate steps resulted in Aurora holding a direct interest in 100% of the outstanding Australis Units and Australis holding the following assets:

•

a 50% joint venture interest in Australis Holdings LLP, a limited liability partnership organized under the laws of Washington State, which holds two parcels of land totaling 24.5 acres in Whatcom county, Washington, along with approximately $3,156,402 of loans (including interest as of June 13, 2018) owing from Australis Holdings LLP; and

•

Aurora’s interests, previously held through PPS, in SubTerra LLC, a limited liability company organized under the laws of Michigan State, consisting of (a) a royalty of five percent (5%) of the gross revenues of SubTerra LLC earned annually from the sale of cannabis and cannabis based products grown and/or processed at its facility during the period commencing June 1, 2018 and ending May 31, 2028; (b) a payment of $150,000.00 annually during the period commencing June 1, 2018 and ending May 31, 2028; and (c) a two-year option to purchase the White Pine Parcel for US$3,000.

Australis will operate as an investment company focused primarily in the cannabis and real estate sectors in the United States. Its investments may include the acquisition of equity, debt or other securities of publicly traded or private companies or other entities, financing in exchange for pre-determined royalties or distributions and the acquisition of all or part of one or more businesses, portfolios or other assets, in each case that Australis Shares and Australis Warrants on the CSE. Listing will be subject to Australis fulfilling all of the listing requirements of the CSE.

Aurora and Australis entered into a funding agreement on June 14, 2018 pursuant to which Aurora will advance $500,000 to Australis, in consideration for which Australis will provide Aurora with a restricted back-in right. Subject to applicable regulatory and stock exchange approvals, the restricted back-in right is expected to consist of (a) a warrant to purchase a number of Australis Shares equal to 20% of the issued and outstanding Australis Shares as of the date on which the Australis Shares commence trading on the CSE, which will be exercisable for a period of ten years from the date of issue at an exercise price of $0.20 per Australis Share, and (b) a warrant to purchase a number of Australis Shares equal to 20% of the number of Australis Shares issued and outstanding as of the date of exercise, which will be exercisable for a period of ten years from the date of issue at an exercise price equal to the five day volume weighted average trading price of the Australis Shares on the CSE or such other stock exchange on which the Australis Shares may then be listed at the time of exercise, or if the Australis Shares are not then listed on a stock exchange at the fair market value of the Australis Shares at the time of exercise. Aurora will be prohibited from exercising the restricted back-in right unless all of Australis’ business operations in the United States are legal under applicable federal and state laws and Aurora has received the consent of the TSX and any other stock exchange on which Aurora may be listed, as required. Cannabis continues to be categorized as a controlled substance in the United States under the federal Controlled Substances Act and as such, cannabis-related practices or activities (including without limitation, the manufacture, importation, possession, use or distribution of cannabis) are illegal under United States federal law. Pursuant to the funding agreement, Aurora will also fund Australis’ transaction costs in connection with the Reorganization in the amount of $200,000 and may contribute additional funding to Australis.

Pursuant to the Distribution, Aurora intends to distribute to holders of Aurora Shares all of the outstanding Australis Units as a return of capital with the result that Aurora will no longer hold any Australis Units. Shareholders of Aurora are expected to receive one Australis Unit for each twenty Aurora Shares held as of the record date of the Distribution.

No Australis Units will be delivered to any registered or beneficial holder of Aurora Shares who is, or who appears to Aurora or Computershare Trust Company of Canada, as custodian (the “Custodian”) to be, a non-resident of Canada within the meaning of the Tax Act (“Non-Resident”). Such Units will be delivered by Aurora to the Custodian for sale by the Custodian on behalf of all Non-Residents through a registered securities broker or dealer. Such Non-Residents will receive from the Custodian their pro rata share of the cash proceeds from the sales of such Units, less any commissions, expenses and any applicable withholding taxes. Holders of Aurora Shares, or their brokers, will have to provide a declaration of Canadian residency to Computershare Trust Company of Canada, as registrar and transfer agent of the Aurora Shares or CDS Clearing and Depository Services Inc., failing which, such holders will be deemed to be Non-Residents. There may be adverse tax consequences to Non-Residents from this sale process. See “Appendix “H” - Tax Considerations Relating to the Distribution - Certain United States Federal Income Tax Considerations for U.S. Holders”. See also “Appendix “H” - Tax Considerations Relating to the Distribution - Certain Canadian Federal Income Tax Considerations”.

Certain Tax Considerations Relating to the Distribution

Appendix “H” to the Circular sets out a summary of certain Canadian federal income tax considerations and certain United States federal income tax consideration relating to the Distribution.

Approval of Reduction of Capital Resolution

While the Distribution itself does not require approval by Aurora’s Shareholders, a return of capital to the holders of Aurora Shares requires a reduction in the capital of the Aurora Shares.

Accordingly, at the Meeting, shareholders of Aurora will be asked to consider and, if thought advisable, approve, with or without variation, the Reduction of Capital Resolution authorizing Aurora to reduce the capital of the Aurora Shares by an amount equal to the aggregate amount of the Distribution, for the purpose of effecting a one-time special distribution of the Australis Units by way of a return of capital.

The text of the Reduction of Capital Resolution shall be substantially as attached hereto as Appendix “B”. In order for the Reduction of Capital Resolution to be approved, a special majority of not less than two thirds of the votes cast at the Meeting in person or by proxy must be in favour of the Reduction of Capital Resolution.

If the Reduction of Capital Resolution is approved by the Aurora Shareholders, the Aurora Board intends to cause Aurora to effect the Distribution as soon as practicable following the filing of the final prospectus for the Distribution. The record date for the Distribution is expected to occur prior to the Effective Date of the Arrangement.

Notwithstanding approval of the Reduction of Capital Resolution by Aurora Shareholders, the Aurora Board, in its sole discretion, may determine not to proceed with the Distribution without further approval or action by or prior notice to shareholders. If the Reduction of Capital Resolution is not approved by the Aurora Shareholders at the Meeting, the Aurora Board may nonetheless determine to proceed with the Distribution as a taxable dividend.

The Board of Directors unanimously recommends that Aurora Shareholders vote FOR the Reduction of Capital Resolution. Unless otherwise directed, the management nominees named in the accompanying form of proxy intend to vote FOR the approval of the Reduction of Capital Resolution.

THE ARRANGEMENT

Background to the Arrangement

The Arrangement and the terms of the Arrangement Agreement are the result of arm’s length negotiations conducted between Aurora and MedReleaf and their respective representatives and advisors.

The following is a summary of the material events, negotiations, discussions and actions leading up to the execution of the arrangement agreement and its public announcement, on May 14, 2018 and the execution of the Amending Agreement on May 24, 2018, and its public announcement.

Over the past few years, Aurora, along with the cannabis industry in general, has experienced a period of growth, with Aurora having been particularly active in making acquisitions to accelerate its growth, to become a preeminent fully integrated global cannabis company.

In early April, 2018, Tarik Ouass, the controlling shareholder of Zola Finance Inc., which holds approximately 14% of the outstanding MedReleaf Shares, contacted Terry Booth, the Chief Executive Officer of Aurora, about a possible meeting. On April 7, 2018, Mr. Booth and Mr. Ouass exchanged correspondence and held telephone meetings. In that correspondence and in those meetings, Mr. Ouass expressed his desire for MedReleaf to be combined with an industry leader. Mr. Ouass also advised Mr. Booth that several other large shareholders were similarly interested in MedReleaf combining with a larger cannabis company. Mr. Booth and Mr. Ouass discussed on the phone the potential merits of a combination between Aurora and MedReleaf, and Mr. Ouass advised that he particularly appreciated Aurora’s growth strategy. Mr. Ouass advised Mr. Booth that on the right terms he would be prepared to support a friendly transaction between Aurora and MedReleaf. Mr. Ouass indicated that he believed shareholders holding approximately 50% the MedReleaf Shares may also be interested in a friendly transaction between Aurora and MedReleaf.

On April 7, 2018 Mr. Booth updated his management team and the Chairman of the Board, Michael Singer, on his discussions with Mr. Ouass. On April 8, 2018 members of Aurora’s management team, together with the Chairman of the Board and Aurora’s financial advisors, BMO Capital Markets, discussed and considered the merits of a potential transaction, including expected synergies with MedReleaf, and discussed potential pricing of a potential transaction. Given the potential synergies, Aurora determined that its preference was for a friendly transaction with significant and strong shareholder support from MedReleaf Shareholders.

Separately, Lloyd Segal, Chair of the MedReleaf Board, approached Mr. Singer, the chair of the Aurora Board and a former business colleague of Mr. Segal’s, and discussed potential mutual opportunities in the cannabis industry. Mr. Singer did not advise Mr. Segal of discussions with Mr. Ouass due to their confidential nature.

On April 10, 2018, Zola provided to Aurora’s financial advisors a form of confidentiality agreement with respect to discussions regarding a potential transaction with MedReleaf. Aurora provided an indicative term sheet to Mr. Ouass later that day. On April 13, 2018, Mr. Booth and Mr. Ouass met by telephone to discuss terms of a potential transaction. Aurora stipulated that if Mr. Ouass and shareholders holding no less than 50% of the outstanding MedReleaf Shares would be prepared to enter into “hard” lock-up agreements with Aurora, Aurora would be prepared to offer MedReleaf shareholders 3.45 Aurora Shares for each MedReleaf Share, on a friendly transaction basis. Mr. Booth and Mr. Ouass agreed to meet, together with their respective advisors, to further discuss the basis on which Aurora would be prepared to approach MedReleaf with a potential transaction, and the support that Mr. Ouass would be prepared to provide for that approach.

On April 15, 2018, members of Aurora’s executive management team, together with Mr. Singer, Aurora’s outside legal counsel, McMillan LLP, and representatives of BMO Capital Markets, met with Mr. Ouass and his legal counsel, Davies Ward Phillips & Vineberg LLP. Also present at the meeting were representatives of Canaccord, who attended at the invitation of Mr. Ouass. A representative from Canaccord informed the participants at the meeting that he was not acting as an advisor to either Aurora or Mr. Ouass and that given Canaccord’s prior engagements for MedReleaf, it was possible that MedReleaf would approach Canaccord to act on its behalf in connection with any potential transaction. At the meeting, Mr. Ouass advised that he expected that, if Aurora were prepared to approach MedReleaf with a friendly offer to acquire all of the outstanding shares of MedReleaf on the basis of 3.45 Aurora Shares for one MedReleaf Share, and if a board approved agreement was reached between Aurora and MedReleaf, he and holders of approximately 50% of the outstanding MedReleaf Shares would be prepared to enter into hard lock-up agreements for the transaction. Mr. Ouass expressed his desire to discuss any potential transaction that both he and the other MedReleaf Shareholders holding 50% of the outstanding MedReleaf Shares were supporting with MedReleaf in person before any approach was made by Aurora. Mr. Ouass advised that he would provide Aurora with non-binding letters of support, which Aurora could provide to MedReleaf, supporting an approach by Aurora. The parties also agreed that the supporting shareholders would enter into exclusivity agreements with Aurora, whereby the supporting shareholders would deal exclusively with Aurora, to allow Aurora time to enter into discussions with MedReleaf and complete any necessary due diligence on MedReleaf.

On April 16, 2018, Mr. Singer apprised the Board of discussions with Mr. Ouass. Members of the Board expressed support for management’s proposal to move ahead with a potential transaction with MedReleaf.

On April 16 and 17, 2018, Aurora’s advisors negotiated the terms of the support letters and exclusivity agreements with Mr. Ouass’ legal counsel, and provided to Mr. Ouass and his legal counsel drafts of the indicative proposal Aurora intended to deliver to MedReleaf. On April 18, 2018 Aurora was advised that the supporting shareholders had received the form of support letters and exclusivity agreements, and were reviewing the agreements with their individual advisors. On April 19, 2018, Mr. Ouass’ legal counsel provided confirmation that the support letters and exclusivity agreements had been executed. Later that day, Mr. Booth and Aurora’s legal counsel discussed with Mr. Ouass and his legal counsel the approach to be made to MedReleaf. Mr. Ouass agreed that he would first meet with the Chair of the MedReleaf Board, and advise that he was supportive of a proposal to be made by Aurora to acquire MedReleaf.

On April 20, 2018, at the request of Mr. Ouass, Mr. Segal met with Mr. Ouass. At the meeting, Mr. Ouass informed Mr. Segal that MedReleaf Shareholders, including Zola Finance Inc., who held in aggregate approximately 49% of the outstanding MedReleaf Shares, had each delivered a letter to Aurora indicating that they would be prepared to support a MedReleaf Board-supported acquisition by Aurora of all of the MedReleaf Shares for 3.45 Aurora Shares per MedReleaf Share. Later that day, Mr. Ouass provided Mr. Segal with copies of these letters. Later that day Mr. Ouass also briefly apprised Mr. Booth of the details of his meeting with Mr. Segal.

On the evening of April 20, 2018, Mr. Segal contacted Mr. Singer and advised him of his meeting with Mr. Ouass. Mr. Singer confirmed that Aurora had received support letters from Mr. Ouass and that Aurora was expecting to make a proposal. Mr. Segal advised Mr. Singer that the MedReleaf Board would meet to consider any proposal delivered by Aurora and that he expected that the MedReleaf Board would form a special committee to consider the Aurora proposal and would also consider other proposals.

Later in the evening of April 20, 2018, Mr. Booth, Mr. Singer, other members of Aurora’s management team, and Aurora’s financial advisors and legal counsel met to consider the information received by Mr. Singer. The management team determined to wait for a more fulsome update from Mr. Ouass before delivering the proposal letter to MedReleaf. Due to conflicting schedules, no update could be provided until late in the day on April 21, 2018. After several telephone conversations among Mr. Booth, Mr. Singer, and Mr. Ouass, together with their respective legal counsel, Aurora determined to provide its expression of interest to MedReleaf. Aurora delivered a non-binding expression of interest to MedReleaf on April 21, 2018, which provided for the acquisition of all of the MedReleaf Shares for 3.45 Aurora Shares for each MedReleaf Share, which would result in existing MedReleaf Shareholders and Aurora Shareholders owning approximately 38% and 62% of the pro forma company, respectively, on a fully diluted basis. Aurora expressed that its desire was to engage in a friendly transaction that was supported by the MedReleaf Board. Aurora’s expression of interest also indicated that MedReleaf Shareholders holding 49% of the MedReleaf Shares had signaled a willingness to support Aurora’s proposed transaction, and that any proposed transaction was conditional on, among other things, these shareholders entering into “hard” lock-up agreements with Aurora. The expression of interest requested that MedReleaf agree to a period of exclusivity through to May 31, 2018 so as to allow mutual due diligence and the negotiation of definitive agreements.

On April 24, 2018 Mr. Singer provided the Aurora Board with an update on the approach to MedReleaf and responded to queries regarding the proposal and its merits. On April 23, 2018 MedReleaf Board invited Aurora to make a presentation to the MedReleaf Board on the merits of its proposed transaction. Aurora’s management team and advisors prepared for a face to face meeting with the MedReleaf Board scheduled for May 2, 2018.

On April 30, 2018, Aurora entered into a mutual confidentiality agreement (the “Confidentiality Agreement”) with MedReleaf to allow Aurora to present confidential information concerning Aurora in the meeting to be held later that week.

On May 2, 2018, representatives of Aurora management and Mr. Singer made a presentation to the MedReleaf Board regarding Aurora’s standalone business performance and outlook and Aurora’s strategic rationale for the business combination with MedReleaf. Representatives of Canaccord and BMO Capital Markets were also in attendance. During the meeting, members of the MedReleaf Board asked numerous questions of the Aurora representatives.

On May 3, 2018, Mr. Segal and representatives of Canaccord provided representatives of Aurora and BMO Capital Markets with the Special Committee’s response to Aurora’s initial proposal. After several periods of negotiation, Aurora ultimately provided a revised proposal for the acquisition of all of the MedReleaf Shares for 3.575 Aurora Shares for each MedReleaf Share, an increase of 0.125 Aurora Shares (or 4%) from Aurora’s initial proposal of 3.45 Aurora Shares for each MedReleaf Share that has been supported by Mr. Ouass and the other MedReleaf Shareholders. The revised proposal would result in existing MedReleaf Shareholders and Aurora Shareholders owning approximately 39% and 61% of the pro forma company, respectively, on a fully diluted basis. Aurora also proposed a reciprocal $80 million break fee and a reciprocal $15 million expense reimbursement fee in the event of the failure of a party’s shareholders to approve the transaction. Aurora’s proposal remained conditional on the receipt of “hard” lock-ups from various shareholders of MedReleaf, customary due diligence and negotiation of definitive agreements. Aurora also informed MedReleaf that Aurora was prepared to agree to mutual standstill and non-solicitation provisions, subject to reaching agreement on a mutual period of exclusivity through to May 13, 2018, subject to Aurora’s ability to extend that exclusivity to May 21 and then May 27, 2018, in each case if, at the relevant time, Aurora was continuing to pursue the proposed transaction in good faith and had confirmed in writing that the proposed consideration remained unchanged.

Later in the day, representatives of McMillan and Stikeman Elliott negotiated the terms of a mutual exclusivity agreement, including customary mutual standstill and non-solicitation provisions, and that evening MedReleaf and Aurora entered into the exclusivity agreement.

On May 4, 2018, the engagement letter with BMO Capital Markets as exclusive financial advisor to Aurora was finalized, effective as of April 6, 2018.

On May 4, 2018 and May 7, 2018, respectively, representatives of McMillan provided representatives of Stikeman Elliott with initial drafts of the Arrangement Agreement and form of shareholder “hard” lock-up. Through early in the morning on May 14, 2018, the parties and their advisors continued to negotiate the terms of the Arrangement Agreement and the “hard” lock-up agreements.

On May 7, 2018, each of MedReleaf and Aurora provided representatives of the other party and its advisors with access to an electronic data room, which contained certain public and non-public information concerning itself, and during the week of May 7, 2018, representatives of each of MedReleaf and Aurora and their advisors visited certain properties of the other to conduct on-site due diligence. Each of MedReleaf’s and Aurora’s due diligence investigations of the other party continued through May 13, 2018.

On May 10, 2018, an additional MedReleaf Shareholder delivered a letter to Aurora indicating its support for an acquisition of all of the MedReleaf Shares for 3.45 Aurora Shares per MedReleaf Share. As a result, holders of approximately 56% of the MedReleaf Shares had now delivered letters to Aurora in support of its initial proposal.

On May 13, 2018, the Aurora Board, together with management and representatives of BMO Capital Markets, met to consider and review the terms of the proposed final draft Arrangement Agreement and related matters. At such meeting, representatives of BMO Capital Markets provided a presentation to the Aurora Board regarding the proposed transaction with MedReleaf. BMO Capital Markets then delivered to the Aurora Board its oral opinion, which was subsequently confirmed in writing, that as of the date thereof, and subject to the assumptions, qualifications and limitations stated therein, the Exchange Ratio is fair from a financial point of view to Aurora. Following discussion of the key benefits and risks of the proposed transaction, including those noted under the heading “The Arrangement – Reasons for the Arrangement” and after consulting with its financial advisor, the Aurora Board unanimously determined that the Arrangement is in the best interests of Aurora and is fair to the Aurora Shareholders and unanimously approved entering into the Arrangement Agreement and unanimously recommended that the Aurora Shareholders vote in favour of the Share Issuance Resolution.

Throughout the evening of May 13, 2018 and the early morning of May 14, 2018, representatives of the parties finalized the Original Agreement and the related documents and press release. The Original Agreement, the Director and Officer Voting and Support Agreements and the Shareholder Voting and Support Agreements were executed in the early morning on May 14, 2018 and later that morning, prior to the opening of trading on the TSX, MedReleaf and Aurora issued a joint press release announcing entry into the transaction.

Following the announcement of the transaction, the parties discussed amending the Original Agreement to include in the consideration payable to MedReleaf Shareholders, $0.000001 in cash for each MedReleaf Share, which would allow Aurora to increase its tax cost in the MedReleaf Shares acquired by it from MedReleaf Shareholders who did not, or were not eligible to, make an election for a roll-over for Canadian income tax purposes. On May 24, 2018, following confirmation from BMO Capital Markets that the conclusions set out in the Aurora Fairness Opinion, subject to the assumptions, limitations, and qualifications stated therein, would not have been different when the Aurora Fairness Opinion was delivered on May 13, 2018 if the additional Cash Consideration had been provided for pursuant to the Arrangement Agreement when executed on May 13, 2018 and known to BMO Capital Markets in advance of the delivery of the Aurora Fairness Opinion on that date, the Aurora Board approved entry into an Amending Agreement to reflect the addition of the Cash Consideration and certain related amendments. On May 25, 2018, prior to the opening of trading on the TSX, MedReleaf and Aurora issued a joint press release announcing the Amending Agreement.

Recommendation of the Board

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD UNANIMOUSLY RECOMMENDS THAT AURORA SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

Reasons for the Arrangement

In reaching its conclusion to approve the Arrangement Agreement and to recommend that Aurora Shareholders vote in favour of the Share Issuance Resolution, the Board considered, among other things, the following factors:

a)

Creation of a Pre-eminent Global Cannabis Company. The Arrangement is anticipated to result in bringing together two of Canada’s premier cannabis companies with aligned strategic visions and operating philosophies, as well as complementary assets, distribution networks, products and capabilities. The Combined Company will have industry leading scale, brands and a total funded capacity of over 570,000 kg per year of high-quality cannabis, through nine facilities in Canada and two in Denmark. In addition, MedReleaf’s experience combined with its industry leading yields will provide Aurora with immediate expertise to leverage in its newly developed cultivation facilities. MedReleaf’s cultivation footprint is based in Ontario, which is highly complementary to Aurora’s Western presence, strengthening the Combined Company’s coast to coast Canadian presence.

b)

Established Brands and Further Product Diversification. The completion of the Arrangement will create a more broadly diversified portfolio with three established cannabis brands – Aurora, CanniMed and MedReleaf, and consumer and wellness brands – San Rafael ‘71, Woodstock and AltaVie. These brands are backed by award-winning products, detailed consumer and marketplace insights and advanced analytical frameworks.

c)

Expanding Distribution Channels Across Canada and Internationally. The two companies have established distribution agreements with Quebec’s SAQ, Pharmasave and Shoppers Drug Mart in Canada, among others. Additionally, the companies have a rapidly growing international footprint through a network of sales and distribution capabilities and supply and licensing agreements in five continents. Both companies are actively engaged in initiatives to further expand their international activities. Aurora’s investment in Pedanios can be leveraged to distribute MedReleaf product into the EU and capture a larger share of the value chain.

d)

Focus on Clinical R&D, Patient Data and Innovative Product Development. The expanded team of scientists will focus on developing a robust pipeline of IP to deliver innovative products for both medical and adult consumer use markets. Aurora’s Medical Centre of Excellence, formed through the combination of the Aurora’s and CanniMed’s science and product development teams, together with MedReleaf’s ongoing studies with recognized research institutes and its relationship with Tikum Olam, will provide the Combined Company with access to thousands of data records and is expected to continue to drive innovation on a global scale.

e)

Enhanced Financial Position. The Combined Company will have an enhanced financial position and greater cash resources than Aurora alone. As at March 31, 2018, the pro forma cash position of the Combined Company was approximately $445 million.

f)

Support of Directors and Officers. Directors and certain senior officers of Aurora and MedReleaf have entered into the Director and Officer Voting and Support Agreements pursuant to which, and subject to the terms of which, they have agreed, among other things, to vote their Aurora Shares in favour of the Share Issuance Resolution or their MedReleaf Shares in favour of the Share Issuance Resolution, as the case may be.

g)

Support for the Arrangement from a Majority of MedReleaf Shareholders. Certain MedReleaf Shareholders, who collectively hold approximately 56% of MedReleaf’s issued and outstanding Shares have entered into the Shareholder Voting and Support Agreements, pursuant to which, and subject to the terms of which, they have agreed, among other things, to vote their MedReleaf Shares in favour of the MedReleaf Arrangement Resolution.

h)

Completion of Due Diligence. Aurora’s management and operations team completed a detailed due diligence review of MedReleaf, which included, among other things, site visits and operational reviews at MedReleaf’s facilities in Markham, Bradford and Exeter.

i)

Aurora Fairness Opinion. The Aurora Fairness Opinion provided by BMO Capital Markets to the Aurora Board states that, as of the date of the Aurora Fairness Opinion and subject to the assumptions, limitations and qualifications stated in the Aurora Fairness Opinion, the Exchange Ratio is fair from a financial point of view to Aurora. The full text of the Aurora Fairness Opinion can be found at Appendix “D”. See “The Arrangement – Aurora Fairness Opinion“.

j)

Other Factors. The Aurora Board also considered the Arrangement with reference to the current economic, industry and market trends affecting each of Aurora and MedReleaf in their respective markets, information concerning the business, operations, property, assets, financial condition, operating results and prospects of each of Aurora and MedReleaf and the then historical trading prices of the Aurora Shares and the MedReleaf Shares.

In the course of its evaluation of the Arrangement, the Board consulted with Aurora’s senior management, legal counsel and BMO Capital Markets, considered current industry, economic and market conditions and trends, reviewed a significant amount of information and considered a number of factors, including but not limited to the following:

a)	MedReleaf Information. The Board considered the information provided by MedReleaf with respect to its assets, properties and financial condition.

b)	Size and Market Liquidity. The Board considered the anticipated size, market liquidity and cash position of the Combined Company following the Arrangement.

c)

Strategic Opportunity. The Board evaluated with management and its financial advisors the business and strategic opportunities available to increase shareholder value. The Board determined that the Arrangement was consistent with the company’s strategy of acquiring quality assets in an increasingly consolidating industry at fair valuations and was in the best interests of Aurora.

d)

Required Shareholder Approval. The Board considered that the Share Issuance Resolution must be approved by at least a majority of the votes cast at the Meeting, providing protection for Aurora Shareholders.

e)	Approvals. The Board considered that the Arrangement requires Court approval and approval under the Competition Act.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors in connection with the Arrangement, including, but not limited to the following:

a)

Termination of the Arrangement Agreement. Each of Aurora and MedReleaf has the right to terminate the Arrangement Agreement in certain circumstances, including in the event of a change having a Material Adverse Effect.

b)

Satisfaction or Waiver of Conditions Precedent. The completion of the Arrangement is subject to several conditions, including shareholder, court and regulatory approvals, and there is no certainty that all conditions will be satisfied or waived.

c)

Failure to Complete the Arrangement. If the Arrangement is not completed, a considerable amount of costs, time and effort of Aurora and its management team will have been diverted away from other aspects of Aurora’s business activities and other potentially accretive transactions.

d)

Integration and Realization of Anticipated Benefits. The Combined Company may fail to realize the growth opportunities and synergies currently anticipated due to challenges associated with integrating the operations and personnel of Aurora and MedReleaf.

e)

Share Consideration is Fixed. The Exchange Ratio is fixed and, as a result, the Aurora Shares issued on closing of the Arrangement may have a market value different than at the time of approval of the Arrangement.

f)	Issuance of the Share Consideration. The Arrangement will result in a significant number of Aurora Shares being issued which may adversely affect the market price of the Aurora Shares.

g)

Termination Payments and Fees. The Arrangement Agreement may be terminated by Aurora or MedReleaf in certain circumstances, in which case a Termination Fee and/or Expense Reimbursement may be payable. In particular, Aurora will be required to pay an Expense Reimbursement of $15 million in circumstances where Aurora Shareholders do not approve the Share Issuance Resolution, even though there has been no Aurora Acquisition Proposal.

h)	Undisclosed Liabilities. There may be undisclosed liabilities that Aurora failed to discover or was unable to quantify in its due diligence.

The Aurora Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors“. The Aurora Board believed that, overall, the anticipated benefits of the Arrangement to Aurora outweighed these risks and negative factors.

The foregoing summary of the information and factors considered by the Aurora Board is not intended to be exhaustive but includes the material information and factors considered by the Aurora Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Aurora Board’s evaluation of the Arrangement, they did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their respective conclusions and recommendations. The recommendations of the Aurora Board were made after consideration of all of the above-noted and other factors and in light of their respective knowledge of the business, financial condition and prospects of Aurora and MedReleaf and were based upon the advice of the Aurora Board’s financial advisors and legal counsel to Aurora. In addition, individual members of the Aurora Board may have assigned different weights to different factors.

Aurora Fairness Opinion

Pursuant to an engagement letter dated May 4, 2018 and effective as of April 6, 2018, BMO Capital Markets agreed to provide Aurora and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Aurora Fairness Opinion.

On May 13, 2018, BMO Capital Markets delivered its oral opinion to the Aurora Board, that as of the date thereof and subject to the assumptions, limitations and qualifications stated therein, the Exchange Ratio is fair from a financial point of view to Aurora. This opinion was subsequently confirmed in writing as at May 13, 2018 by the Aurora Fairness Opinion. On May 24, 2018 the parties entered into the Amending Agreement, which provided that, unless a MedReleaf Shareholder otherwise elects, such MedReleaf Shareholder will receive 3.575 Aurora Shares and $0.000001 in cash for each MedReleaf Share. BMO Capital Markets has considered the additional $0.000001 cash consideration for each MedReleaf Share provided for pursuant to the Amending Agreement (the “Additional Cash Consideration”) and has confirmed that the conclusions set out in the Aurora Fairness Opinion, subject to the assumptions, limitations and qualifications stated therein, would not have been different when the Aurora Fairness Opinion was delivered on May 13, 2018 if the Additional Cash Consideration had been provided for pursuant to the Arrangement Agreement when executed on May 13, 2018 and known to BMO Capital Markets in advance of the delivery of the Aurora Fairness Opinion on that date

BMO Capital Markets has not been asked to prepare and has not prepared a formal valuation or appraisal of the securities or assets of Aurora, MedReleaf or any of their affiliates, and the Aurora Fairness Opinion should not be construed as such. The Aurora Fairness Opinion is not, and should not be construed as advice as to the price at which the securities of Aurora may trade at any time.

The terms of the engagement letter between Aurora and BMO Capital Markets provide that BMO Capital Markets will receive a fee for rendering the Aurora Fairness Opinion and certain fees for its advisory services in connection with the Arrangement, a substantial portion of which is contingent upon the successful completion of the Arrangement. BMO Capital Markets is also to be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Aurora has agreed to indemnify BMO Capital Markets, in certain circumstances, against certain liabilities that might arise out of its engagement.

The Aurora Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the conditions and prospects, financial and otherwise, of Aurora and MedReleaf as they are reflected in certain information obtained by BMO Capital Markets from public sources or otherwise in connection with BMO Capital Markets’ engagement by Aurora, and as they have been represented to BMO Capital Markets. In BMO Capital Markets’ analyses and in connection with preparing the Aurora Fairness Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Capital Markets or any party involved in the Arrangement.

The full text of the Aurora Fairness Opinion which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken, is attached as Appendix “D” to this Circular. Aurora Shareholders are encouraged to read the Aurora Fairness Opinion carefully and in its entirety. The Aurora Fairness Opinion was provided to the board of directors of Aurora for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without BMO Capital Markets’ prior written consent. The Aurora Fairness Opinion addresses only the fairness from a financial point of view of the Exchange Ratio and does not address any other aspect of the Arrangement. The Aurora Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to Aurora. The Aurora Fairness Opinion does not constitute a recommendation as to how Aurora Shareholders should vote or act on any matters relating to the Arrangement. The summary of the Aurora Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Aurora Fairness Opinion. Aurora Shareholders are urged to read the Aurora Fairness Opinion carefully and in its entirety.

Effect of the Arrangement

The Arrangement Agreement provides for the acquisition of all of the issued and outstanding MedReleaf Shares by Aurora by way of a Court approved plan of arrangement under section 182 of the OBCA.

Under the terms of the Arrangement Agreement, holders of the MedReleaf Shares will receive 3.575 Aurora Shares (the “Share Consideration”) and $0.000001 in cash (the “Cash Consideration”) for each MedReleaf Share held. Certain MedReleaf Shareholders will also be entitled to elect to receive only Share Consideration (and not to receive the Cash Consideration). The Share Consideration will be appropriately adjusted for any stock splits, consolidations, stock dividends, reclassifications, re-denominations or the like between the date of the Arrangement Agreement and the Effective Time. The transaction implies a price of $29.44 per MedReleaf Share and a premium of approximately 34%, based on the 20-day volume weighted average prices of Aurora Shares and MedReleaf Shares on the TSX as of May 11, 2018, the last trading day before the announcement of the Arrangement.

The issuance of Aurora Shares in connection with the Arrangement will require the approval of a simple majority of the Aurora Shareholders present in person or represented by proxy and entitled to vote at the Aurora Meeting. The Arrangement will require approval by at least 66 2/3% of the votes cast by the MedReleaf Shareholders present in person or represented by proxy and entitled to vote at the MedReleaf Meeting. Certain directors and officers of Aurora and MedReleaf have entered into support agreements pursuant to which they have agreed to vote their shares in favour of the Arrangement. In addition, holders of approximately 56% of MedReleaf Shares have entered into irrevocable hard lock-ups to vote their shares in favour of the Arrangement, which terminate under certain specified circumstances, including on the earlier of the Completion Deadline and six months from the date of the Original Agreement.

As set out in more detail below under “Arrangement Mechanics”, MedReleaf Shareholders will be entitled to receive Aurora Shares and cash in exchange for each MedReleaf Share, subject to the right of certain MedReleaf Shareholders to elect to receive only Aurora Shares. In either event, MedReleaf Shareholders will, in general terms, have the right to utilize certain tax-deferral opportunities under the Income Tax Act (Canada)(the “Tax Act”). Where such tax-deferral opportunities are used, Aurora will, in very general terms, acquire the MedReleaf Shares at a cost (for tax purposes under the Tax Act) reflective of the tax deferral and likely substantially less than the fair market value of the consideration paid by Aurora for the acquisition of such MedReleaf Shares. Such a reduced cost for tax purposes under the Tax Act could impact Aurora in certain circumstances, for example in the event of a subsequent resale of the MedReleaf Shares (which is not currently contemplated).

Depositary

Aurora, together with MedReleaf, has retained the services of the Depositary for the receipt of the Letters of Transmittal and the certificates representing the MedReleaf Shares and for the delivery and payment of the Cash Consideration and Share Consideration, as applicable, payable for the MedReleaf Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

On the Effective Date, Aurora shall: (i) deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the MedReleaf Shareholders entitled to receive Aurora Shares, the Share Consideration that such MedReleaf Shareholders are entitled to receive under the Arrangement, which certificates and cash shall be held by the Depositary after the Effective Time as agent and nominee for the former MedReleaf Shareholders for distribution to such former MedReleaf Shareholders; and (ii) deposit or cause to be deposited with the Depositary, for the benefit of the MedReleaf Shareholders entitled to receive Cash Consideration, the aggregate amount of cash that such MedReleaf Shareholders are entitled to receive under the Arrangement.

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding MedReleaf Shares, together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time (in each case, less any amounts withheld pursuant to the terms of the Plan of Arrangement): (i) the Share Consideration to which such holder is entitled to receive under the Arrangement, as applicable; and (ii) the Cash Consideration to which such holder is entitled to under the Arrangement, as applicable.

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement.

Commencing at the Effective Time, the following shall occur and shall be deemed to occur, except to the extent otherwise indicated, in the following order without any further act or formality:

(a)

MedReleaf and MedReleaf Sub shall amalgamate (the “First Amalgamation”) to continue as one corporation, Amalco, and upon such First Amalgamation: (i) all of the issued and outstanding shares of MedReleaf Sub shall be cancelled without any repayment of capital in respect thereof; (ii) the by-laws and the articles of amalgamation of Amalco shall be the same as the by-laws and the articles of amalgamation of MedReleaf; (iii) the issued and outstanding MedReleaf Shares will not be redeemed, acquired or cancelled, in whole or in part, but shall continue to remain issued and outstanding as common shares of Amalco; (iv) each issued and outstanding MedReleaf Plan Option will be exchanged for an option issued by Amalco to purchase from Amalco the same number of MedReleaf Shares which the holder would have been entitled to receive if the holder had exercised such MedReleaf Plan Option immediately prior to the First Amalgamation and the exercise price for each such option shall remain unchanged; (v) each issued and outstanding MedReleaf Warrant will be exchanged for a warrant issued by Amalco to purchase from Amalco the same number of MedReleaf Shares which the holder would have been entitled to receive if the holder had exercised such MedReleaf Warrant immediately prior to the First Amalgamation and the exercise price for each such warrant shall remain unchanged; (vi) the property of each of MedReleaf and MedReleaf Sub shall continue to be the property of Amalco and, for greater certainty, the First Amalgamation shall not constitute a transfer or assignment of the property of MedReleaf or MedReleaf Sub; (vii) all rights, contracts, permits and interest of MedReleaf or MedReleaf Sub shall continue as rights, contracts, permits and interests of Amalco and, for greater certainty, the First Amalgamation shall not constitute a transfer or assignment of the rights or obligations of either of MedReleaf or MedReleaf Sub under any such rights, contracts, permits and interests; (viii) Amalco shall continue to be liable for the obligations of MedReleaf and MedReleaf Sub; (ix) all existing causes of action, claims or liabilities to prosecution with respect to MedReleaf and MedReleaf Sub shall be unaffected; (x) all civil, criminal or administrative actions or proceedings pending by or against MedReleaf or MedReleaf Sub may be continued to be prosecuted by or against Amalco; and (xi) all convictions against, or rulings, orders or judgments in favour of or against MedReleaf or MedReleaf Sub may be enforced by or against Amalco.

(b)

Each MedReleaf Share held by a Dissenting Shareholder shall, without any further action by or on behalf of such Dissenting Shareholder, be deemed to have been transferred and assigned to Aurora in consideration for a debt claim against Aurora determined and payable in accordance with Section 3.1 of the Plan of Arrangement.

(c)

Each MedReleaf Share outstanding immediately following the First Amalgamation that is held by an Electing Holder shall, without any further action by or on behalf of any Electing Holder, be deemed to be assigned and transferred by the holder thereof to Aurora solely in exchange for the Share Consideration, and (i) each holder of such MedReleaf Shares shall cease to be the holder thereof and to have any rights as a MedReleaf Shareholder other than the right to be paid the Share Consideration per MedReleaf Share in accordance with the Plan of Arrangement; (ii) the name of each such holder shall be removed from the register of the MedReleaf Shares maintained by or on behalf of Amalco; and (iii) Aurora shall be deemed to be the transferee of such MedReleaf Shares and shall be entered in the register of the MedReleaf Shares maintained by or on behalf of Amalco.

(d)

Concurrently with the step described in Section 2.3(c) of the Plan of Arrangement, each MedReleaf Share outstanding immediately following the First Amalgamation (other than MedReleaf Shares held by Electing Holders and any MedReleaf Shares held by Aurora or any affiliates thereof) shall, without any further action by or on behalf of any MedReleaf Shareholder, be deemed to be assigned and transferred by the holder thereof to Aurora in exchange for the Share Consideration and the Cash Consideration, and (i) each holder of such MedReleaf Shares shall cease to be the holder thereof and to have any rights as a MedReleaf Shareholder other than the right to be paid the Share Consideration and Cash Consideration per MedReleaf Share in accordance with the Plan of Arrangement; (ii) the name of each such holder shall be removed from the register of the MedReleaf Shares maintained by or on behalf of Amalco; and (iii) Aurora shall be deemed to be the transferee of such MedReleaf Shares and shall be entered in the register of the MedReleaf Shares maintained by or on behalf of Amalco.

(e)

In accordance with the terms of the MedReleaf Stock Option Plan, each MedReleaf Plan Option outstanding immediately following the First Amalgamation (whether vested or unvested) will be exchanged for an option of Aurora (a “Replacement Option”) to acquire such number of Aurora Shares as is equal to: (A) that number of MedReleaf Shares that were issuable upon exercise of such MedReleaf Plan Option immediately following the First Amalgamation, multiplied by (B) the Exchange Ratio and, on an aggregate basis, rounded down to the nearest whole number of Aurora Shares, at an exercise price per Aurora Share equal to the greater of (i) the quotient determined by dividing: (X) the exercise price per MedReleaf Share at which such MedReleaf Plan Option was exercisable immediately following the First Amalgamation, by (Y) the Exchange Ratio, rounded up to the nearest whole cent, and (ii) such minimum amount that meets the requirements of paragraph 7(1.4)(c) of the Tax Act. All terms and conditions of a Replacement Option, including the term to expiry, vesting, conditions to and manner of exercising, shall be the same as the MedReleaf Plan Option for which it was exchanged, and any certificate or option agreement previously evidencing the MedReleaf Plan Option shall thereafter evidence and be deemed to evidence such Replacement Option.

(f)

Each MedReleaf DSU (whether vested or unvested) outstanding immediately following the First Amalgamation shall, notwithstanding the terms of the MedReleaf DSU Plan, without any further action by or on behalf of the holder of such MedReleaf DSU, be deemed to have fully vested and be settled in exchange for the Share Consideration and the Cash Consideration and each such MedReleaf DSU shall be immediately cancelled.

(g)

Each MedReleaf Share held by Aurora including the MedReleaf Shares acquired pursuant to Sections 2.3(b), (c) and (d) of the Plan of Arrangement shall be transferred to Aurora Sub in consideration of the issue by Aurora Sub to Aurora of one common share of Aurora Sub for each MedReleaf Share so transferred.

(h)	The stated capital in respect of the MedReleaf Shares shall be reduced to $1.00 without any repayment of capital in respect thereof.

(i)

Aurora Sub and Amalco shall amalgamate (the “Second Amalgamation”) to continue as one corporation, New Amalco, with the same effect (including as provided in section 179 of the OBCA) as if they were amalgamated under section 177 of the OBCA.

Exchange Procedure

Following receipt of the Final Order and prior to the Effective Date in accordance with the terms of the Arrangement Agreement, Aurora shall deposit with the Depositary, for the benefit of MedReleaf Securityholders: (i) such number of Aurora Shares, and (ii) such amount of cash, in each case, as is necessary to be delivered to the MedReleaf Securityholders in order to effect the exchange or settlement under Section 2.3 of the Plan of Arrangement in accordance with the provisions of Article 5 of the Plan of Arrangement.

Subject to surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding MedReleaf Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, following the Effective Time the holder of such surrendered certificate shall be entitled to receive in exchange thereof, and the Depositary shall deliver to such holder, the Aurora Shares and, if applicable, the cash amount which such holder has the right to receive under Section 2.3 of the Plan of Arrangement, less any amounts withheld pursuant to Section 5.5 and any certificate so surrendered shall forthwith be cancelled.

Until surrendered as contemplated by Section 5.1 of the Plan of Arrangement, each certificate that immediately prior to the Effective Time represented MedReleaf Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Aurora Shares and, if applicable, the cash amount to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 2.3 and Section 5.1, less any amounts withheld pursuant to Section 5.5 of the Plan of Arrangement. Any such certificate formerly representing MedReleaf Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall: (i) cease to represent a claim by, or interest of, any former holder of MedReleaf Shares of any kind or nature against or in MedReleaf or Aurora (or any successor to any of the foregoing); and (ii) be deemed to have been surrendered to Aurora and shall be cancelled.

No MedReleaf Shareholder or holder of MedReleaf Plan Options, MedReleaf legacy Options, MedReleaf Warrants or MedReleaf DSUs shall be entitled to receive any consideration with respect to such MedReleaf Shares, MedReleaf Plan Options, MedReleaf legacy Options, MedReleaf Warrants or MedReleaf DSUs other than the consideration to which such holder is entitled in accordance with Section 2.3 of the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Any transfer of securities pursuant to the Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind. All calculations and determinations made by Aurora, MedReleaf or the Depositary, as applicable, for the purposes of the Plan of Arrangement shall be conclusive, final, and binding.

Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to Aurora Shares shall be delivered to the holder of any certificate formerly representing MedReleaf Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 of the Plan of Arrangement. Subject to applicable law and to Section 5.5 at the time of such compliance, there shall, in addition to the delivery of the Aurora Shares and, as applicable, cash to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Aurora Shares to which such holder is entitled in respect of such holder’s Aurora Shares.

Fractional Shares and Rounding of Cash Consideration

No fractional Aurora Shares shall be issued to any person pursuant to the Plan of Arrangement. The number of Aurora Shares, to be issued to any person pursuant to the Plan of Arrangement shall be rounded down to the nearest whole Aurora Share.

If the aggregate cash amount which a MedReleaf Securityholder is entitled to receive pursuant to the Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such MedReleaf Securityholder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

Withholding Rights

Aurora, MedReleaf, Amalco, New Amalco and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount payable or any Aurora Shares payable or consideration otherwise deliverable to any former MedReleaf Securityholder such amounts as they may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of taxes. To the extent that any amounts are so deducted and withheld, such amounts shall be treated for all purposes hereof as having been paid to the person to whom such amounts would otherwise have been paid, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity. To satisfy the amount required to be deducted or withheld from any payment to any such MedReleaf Securityholder, Aurora, MedReleaf, Amalco, New Amalco or the Depositary, as applicable, may sell or otherwise dispose of any portion of the consideration (including Aurora Shares) deliverable to such holder as is necessary to provide sufficient funds to enable Aurora, MedReleaf, Amalco, New Amalco or the Depositary, as applicable, to comply with such deduction and/or withholding requirements.

Warrants

In accordance with the terms of the MedReleaf Warrant Indenture, at and following the time at which the transactions contemplated in Section 2.3(d) of the Plan of Arrangement occur (“Relevant Time”), each holder of a MedReleaf Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s MedReleaf Warrant, for the same aggregate consideration payable thereupon, as reduced by an amount equal to the aggregate Cash Consideration such holder would have received in respect of the MedReleaf Shares issuable upon exercise of such MedReleaf Warrant if such holder exercised such MedReleaf Warrant immediately prior to the Relevant Time, the Share Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Relevant Time, such holder had been the registered holder of the number of MedReleaf Shares to which such holder would have been entitled if such holder had exercised such MedReleaf Warrant immediately prior to the Relevant Time. Each MedReleaf Warrant shall continue to be governed by and be subject to the terms of the MedReleaf Warrant Indenture.

Upon any exercise of a MedReleaf Warrant following the Relevant Time, Amalco or New Amalco, as applicable, shall: (i) deliver the Aurora Shares needed to settle such exercise, and (ii) direct Aurora to issue the necessary number of Aurora Shares needed to settle such exercise.

Legacy Options

In accordance with the provisions of the Arrangement Agreement and the MedReleaf Legacy Option agreements, the MedReleaf Legacy Options will be conditionally exercised immediately before the Effective Time and the underlying MedReleaf Shares exchanged for Aurora Shares pursuant to the terms of the Plan of Arrangement.

Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement in accordance with the OBCA.

Required Shareholder Approvals

Aurora Shareholder Approval

To be effective, the Share Issuance Resolution must be approved, with or without variation, by the affirmative vote of at least a majority of the votes cast on the Share Issuance Resolution by Aurora Shareholders present in person or represented by proxy and entitled to vote at the Aurora Meeting.

MedReleaf Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by MedReleaf Shareholders present in person or represented by proxy and entitled to vote at the MedReleaf Meeting.

Voting and Support Agreements

Director and Officer Voting and Support Agreements

The following description of certain provisions of the voting and support agreements entered into by certain of the directors and executive officers of Aurora and MedReleaf (the “Director and Officer Voting and Support Agreements”) is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Director and Officer Voting and Support Agreements, the form of which was filed on SEDAR at www.sedar.com on Aurora’s profile on May 24, 2018.

Pursuant to the Director and Officer Voting and Support Agreements, certain directors and officers of Aurora and MedReleaf have agreed, subject to the terms and conditions of the respective Director and Officer Voting and Support Agreement, among other things, (i) to vote or to cause to be voted their Aurora Shares or MedReleaf Shares, and any other securities of Aurora or MedReleaf, respectively, directly or indirectly acquired by or issued to such shareholder after the date thereof (including without limitation any Aurora Shares or MedReleaf Shares, respectively, issued upon further exercise or settlement of options or other rights to acquire Aurora Shares or MedReleaf Shares, respectively), if any, in favour of the Share Issuance Resolution or Arrangement Resolution, respectively, and any other matter necessary for the completion of the Arrangement (including in favour of all matters recommended by management of Aurora or MedReleaf, respectively) at the Aurora Meeting or MedReleaf Meeting, respectively, held to consider it or any adjournment thereof, and to not dispose any of such Aurora Shares or MedReleaf Shares, respectively, prior to the Aurora Meeting or MedReleaf Meeting, respectively, (ii) if requested by such shareholder, acting reasonably, to deliver or to cause to be delivered to Aurora or MedReleaf, respectively, duly executed proxies or voting instruction forms voting in favour of the Share Issuance Resolution or MedReleaf Arrangement Resolution, respectively, (with copies to such shareholder) and (iii) to not exercise any rights of dissent or contestation in connection with the Share Issuance Resolution or MedReleaf Arrangement Resolution, respectively.

Nothing in the Director and Officer Voting and Support Agreements affects the ability of a director or executive officer of Aurora or MedReleaf from exercising their fiduciary duties as a director or officer of Aurora or MedReleaf including, without limitation, responding in their capacity as a director or officer of Aurora or MedReleaf to an Aurora Acquisition Proposal or a MedReleaf Acquisition Proposal, respectively, and making any determinations in that regard in the exercise of their fiduciary duties, subject to compliance with the terms of the Arrangement Agreement.

Each Director and Officer Voting and Support Agreement shall terminate and be of no further force and effect upon the earlier of (a) the termination of the Arrangement Agreement in accordance with its terms, (b) the amendment of the Arrangement Agreement in any manner adverse to the shareholder party to such Voting and Support Agreement, (c) the Completion Deadline and (d) either Aurora or MedReleaf providing notice to the other of termination of the Arrangement Agreement regardless of the validity or effectiveness of such notice or any disputes with respect thereto.

Shareholder Voting and Support Agreements

The following description of certain provisions of the voting and support agreements entered into by Aurora and certain shareholders of MedReleaf (the “Shareholder Voting and Support Agreements”) is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the applicable Shareholder Voting and Support Agreements, copies of which were filed on SEDAR at www.sedar.com on Aurora’s profile on May 24, 2018.

Holders of approximately 56% of MedReleaf’s issued and outstanding MedReleaf Shares have entered into the Shareholder Voting and Support Agreements.

Pursuant to the Shareholder Voting and Support Agreements, each such shareholder has agreed to, until the earlier of the closing of the Arrangement and the date the Shareholder Voting and Support Agreement is terminated in accordance with its terms:

(a)

attend (either in person or by proxy) any meeting of the MedReleaf Shareholders held to consider the Arrangement (including any adjournments and postponements thereof), and at the Meeting, vote or cause to be voted all of:

(i)	the MedReleaf Shares, and

(ii)	any MedReleaf Shares acquired by or issued to such shareholder on or following the date of the Shareholder Voting and Support Agreement,

that are beneficially owned by, or over which control or direction is exercised by, such shareholder and which are entitled to be voted at the MedReleaf Meeting (the “Subject Securities”) in favour of the Arrangement and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the MedReleaf Shareholders any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)

any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of MedReleaf or similar transaction involving MedReleaf or the MedReleaf Shares other than the Arrangement and any transaction related thereto;

(ii)

the issuance of any securities of MedReleaf (other than pursuant to the exercise of options to purchase MedReleaf Shares or the settlement of deferred share units) other than the Arrangement and any transaction related thereto;

(iii)

any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Arrangement including, without limitation, any MedReleaf Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of MedReleaf in the Arrangement Agreement;

(c)

upon the request or direction of Aurora, have all of its Subject Securities counted or not counted (as directed by Aurora) as part of a quorum in connection with any meeting of MedReleaf Shareholders relating to matters set forth in Section (b) above;

(d)

not, without the prior written consent of Aurora, sell, transfer, assign, pledge, encumber or otherwise dispose of, the Subject Securities or any interest therein, other than pursuant to the Arrangement Agreement, or the Shareholder Voting and Support Agreement, pursuant to any exercise of MedReleaf Warrants or MedReleaf Options for MedReleaf Shares in accordance with their terms, or pursuant to any customary brokerage account agreements; except that from and after the date of the Final Order, the MedReleaf Shareholder shall be entitled to, without the consent of Aurora, sell, transfer, assign, pledge, encumber or otherwise dispose of, the Subject Securities, provided that any sales of Subject Securities permitted to be made during the term of the Shareholder Voting and Support Agreement shall be made in an orderly fashion as market conditions permit;

(e)

not, except as required pursuant to the Shareholder Voting and Support Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to the Shareholder Voting and Support Agreement;

(f)	not exercise any rights of dissent or appraisal in respect of any resolution approving the Arrangement or contest the approval of the Arrangement by any Governmental Entity; and

(g)	not, directly or indirectly:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding a MedReleaf Acquisition Proposal or potential MedReleaf Acquisition Proposal;

(ii)

enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to MedReleaf or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of MedReleaf or any of its subsidiaries or otherwise cooperate in any way with, any MedReleaf Acquisition Proposal or potential MedReleaf Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the MedReleaf Shareholders for the purpose of considering any resolution; or

(iv)

solicit proxies or become a participant in the solicitation in opposition to or in competition with Aurora’s purchase of the MedReleaf Shares as contemplated by the Arrangement Agreement or act jointly or in concert with others with respect to voting securities of MedReleaf for the purpose of opposing or competing with Aurora’s purchase of the MedReleaf Shares as contemplated by the Arrangement Agreement; or

(h)

use commercially reasonable efforts to ensure that no action is taken under any of its brokerage account agreements that would cause the MedReleaf Shareholder to breach its obligation under Section (b) or (c) above or Section 5 of the Shareholder Voting and Support Agreement.

The obligations of each MedReleaf Shareholder under the Shareholder Voting and Support Agreement shall terminate automatically at the closing of the Arrangement. The obligations of each MedReleaf Shareholder will also be terminated as follows:

(a)	at any time by mutual consent in writing of Aurora and such shareholder;

(b)

automatically if the Arrangement Agreement is terminated pursuant to Section 7.2(c)(i) [Aurora Change of Recommendation or Aurora Acquisition Proposal], 7.2(c)(ii) [Breach of Aurora’s obligations relating to non-solicitation or notices with respect to Aurora Superior Proposal], 7.2(d)(ii) [Aurora’s failure to obtain shareholder approval], 7.2(h) [Aurora Superior Proposal], 7.2(j) [Aurora’s breach of fundamental representations and warranties or failure to comply with covenants] or 7.2(l) [Aurora Material Adverse Effect] thereof, upon termination of the Arrangement Agreement;

(c)

when not in material default in the performance of its obligations thereunder, upon written notice by the MedReleaf Shareholder to Aurora if Aurora is in default of any covenant or condition contained therein;

(d)

when not in material default in the performance of its obligations hereunder, upon written notice by the MedReleaf Shareholder to Aurora if the Arrangement Agreement is amended in a manner adverse to the MedReleaf Shareholder, in contravention of Section 4(d) therein, if such amendment was not approved by the MedReleaf Shareholder in writing; and did not result solely from the modification or waiver of conditions that Aurora is entitled to effect or waive without the MedReleaf Shareholder’s consent pursuant to the terms of Section 4(d) thereof; and

(e)	automatically on the earlier of the Completion Deadline and six months from the date thereof.

Expenses of the Arrangement

Pursuant to the Arrangement Agreement, each of Aurora and MedReleaf shall pay half of the governmental fees in connection with the filings, notifications, applications and/or submissions in relation to the Competition Act Approval. All out-of-pocket expenses incurred in connection with the Arrangement Agreement and the Arrangement, the Meeting, the Aurora Meeting and the preparation and mailing of the Aurora Circular and the MedReleaf Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expense.

In the event of termination of the Arrangement Agreement by Aurora or MedReleaf for failure to obtain shareholder approval of MedReleaf Arrangement Resolution, MedReleaf will be required to pay, within three business days of the termination of the Arrangement Agreement, a $15 million expense fee to Aurora (the “MedReleaf Expense Fee”). In the event of termination of the Arrangement Agreement by Aurora or MedReleaf for failure to obtain shareholder approval of the Share Issuance Resolution, Aurora will be required to pay, within three business days of the termination of the Arrangement Agreement, a $15 million expense fee to MedReleaf (the “Aurora Expense Fee”).

However, no MedReleaf Expense Fee will be paid or payable by MedReleaf if MedReleaf has paid the MedReleaf Termination Payment and no Aurora Expense Fee will be paid or payable if Aurora has paid the Aurora Termination Payment, as the case may be. Neither the MedReleaf Expense Fee nor the Aurora Expense Fee will be paid or payable if the Arrangement Agreement is terminated by either Aurora or MedReleaf as a result of the failure to obtain either the approval of the Arrangement Resolution (by MedReleaf Shareholders) or the Share Issuance Resolution (by Aurora Shareholders, if both of the Arrangement Resolution and the Share Issuance Resolution have been rejected by the relevant shareholders.

If MedReleaf makes any payment of the MedReleaf Expense Fee and is then required to pay a MedReleaf Termination Payment, the amount paid in connection with the MedReleaf Expense Fee will be credited towards payment of the MedReleaf Termination Payment. If Aurora makes any payment of the Aurora Expense Fee and is then required to pay an Aurora Termination Payment, the amount paid in connection with the Aurora Expense Fee will be credited towards payment of the Aurora Termination Payment.

Court Sanction of the Arrangement and Completion of the Arrangement

An arrangement of a company under the OBCA requires sanction by the Court. On June 18, 2018, MedReleaf obtained the Interim Order providing for the calling and holding of the MedReleaf Meeting and other procedural matters.

If the Arrangement Resolution is approved by the MedReleaf Shareholders at the MedReleaf Meeting in the manner required by the Interim Order, MedReleaf will apply to the Court to obtain the Final Order. The hearing in respect of the Final Order is scheduled to take place at the Ontario Superior Court of Justice (Commercial List) located at 330 University Avenue, Toronto, Ontario on July 20, 2018 at 10:00 a.m. (Toronto time), or as soon after such time as counsel may be heard.

The Court has broad discretion under the OBCA when making orders with respect to arrangements. The Court, when hearing the motion for the Final Order, will consider, among other things, the fairness of the Arrangement to the MedReleaf Shareholders. The Court may approve the Arrangement in any manner it may direct and determine appropriate.

Once the Final Order is granted and the other conditions contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, the Articles of Arrangement will be filed with the Director under the OBCA for issuance of the Certificate of Arrangement giving effect to the Arrangement.

Stock Exchange Listing and Reporting Issuer Status

The Aurora Shares are currently listed on the TSX under the symbol ACB and will remain listed on the TSX on and following the Effective Date. The MedReleaf Shares are currently listed on the TSX under the symbol LEAF. MedReleaf expects that the MedReleaf Shares will be de-listed from the TSX on or following the Effective Date.

Aurora has applied to the TSX to list the Aurora Shares issuable under the Arrangement and the Aurora Shares to be issued upon the exercise of the Replacement Options and the MedReleaf Warrants on the TSX and it is a condition of closing that Aurora will have obtained approval for this listing, subject only to the customary listing conditions of the TSX.

Following the Effective Date, MedReleaf will also seek exemptive relief to be deemed to have ceased to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that MedReleaf is not required to prepare and file its own continuous disclosure documents. Aurora will continue to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent).

Effects on Aurora if Arrangement is not Completed

If the Share Issuance Resolution is not approved by the Aurora Shareholders or if the MedReleaf Arrangement Resolution is not approved by the MedReleaf Shareholders or if the Arrangement is not completed for any other reason, Aurora will remain a public company and the Aurora Shares will continue to be listed and traded on the TSX. In addition, if the Arrangement is not completed, it is expected that management of Aurora will operate Aurora in a manner similar to that in which it is currently being operated and that Aurora Shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

If the Arrangement is not completed, any deposited MedReleaf Shares will be returned to the depositing MedReleaf Shareholder by first class insured mail in the name of and to the address specified by the MedReleaf Shareholders in their respective letter of transmittal.

Regulatory Matters

Competition Act Approval

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded (a “Notifiable Transaction”). Subject to certain exemptions discussed below, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner of Competition and the applicable waiting period has expired or been terminated early by the Commissioner of Competition.

The initial waiting period is 30 days after the day on which the parties to the Notifiable Transaction have both submitted their respective Notifications. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner of Competition notifies the parties, pursuant to subsection 114(2) of the Competition Act, that the Commissioner of Competition requires additional information that is relevant to the Commissioner of Competition’s assessment of the Notifiable Transaction (a “Supplementary Information Request”). If the Commissioner of Competition provides the parties with a Supplementary Information Request, the applicable waiting period is extended until 30 days after compliance by the parties with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect that prohibits completion at the relevant time.

In addition to filing Notifications, parties to a Notifiable Transaction may apply to the Commissioner of Competition under subsection 102(1) of the Competition Act for an advance ruling certificate (an “ARC”) or in the alternative a No-Action Letter (as defined below).

A Notifiable Transaction may be completed before the end of the applicable waiting period in two circumstances: (i) the Commissioner of Competition notifies the parties that he does not, at that time, intend to challenge the transaction by making an application under section 92 of the Competition Act (a “No-Action Letter”); or (ii) the Commissioner of Competition issues an ARC formally confirming that he is satisfied that he does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction. In the case of a No-Action Letter, the Commissioner of Competition will reserve the right to challenge the transaction before the Competition Tribunal at any time within one year after the transaction is completed.

The Commissioner of Competition may apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the transaction has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner of Competition did not issue an ARC in respect of the transaction. On application by the Commissioner of Competition under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the transaction prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the transaction not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner of Competition, the Competition Tribunal may order a person to take any other action. The Commissioner of Competition may also seek interim relief from the Competition Tribunal under sections 100 and 104 of the Competition Act. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the transaction or proposed transaction has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the transaction and that the gains in efficiency would not likely be attained if the order were made.

The Arrangement is a Notifiable Transaction and it is a condition precedent to closing that the Competition Act Approval shall have been received. Accordingly, Aurora submitted a request on behalf of the parties to the Commissioner of Competition for an ARC or, in the alternative, a No-Action Letter on May 30, 2018 and, as agreed by the parties, the parties both submitted certified Notifications on June 8, 2018.

Canadian Securities Law Matters

The Aurora Shares to be issued in exchange for MedReleaf Shares and MedReleaf DSUs pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus requirements of securities legislation in each province and territory of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute “control distributions”, Aurora Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada, subject in certain circumstances, to the usual conditions that no unusual effort, or no effort, has been made to prepare the market or create demand.

United States Securities Law Matters

The securities to be issued under the Arrangement have not been and will not be registered under the 1933 Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of such issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.

The Interim Order approving the Meeting will specify that each Person to whom Replacement Securities will be issued pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as such securityholder enters an appearance within a reasonable time. Each of Aurora and MedReleaf will ensure that each Person entitled to receive Replacement Securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right.

The Aurora Shares to be issued and distributed to MedReleaf Shareholders pursuant to the Arrangement will be freely tradable in the United States under the 1933 Act, except by persons: (a) who are (or any time within 90 days preceding such resale have been) “affiliates” of Aurora; or (b) who have been “affiliates” of Aurora within 90 days of the Effective Date of the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer who beneficially own or control 10 percent or more of the voting securities of the issuer. Any resale of such Aurora Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom.

The Aurora Shares issuable upon exercise of any Replacement Options, or upon exercise of any MedReleaf Warrants following the Relevant Time, have not been and will not be registered under the 1933 Act or any state securities laws, and any such exercise of Replacement Options or MedReleaf Warrants will not be eligible for the exemption provided by section 3(a)(10) of the 1933 Act. Accordingly, any Replacement Options and MedReleaf Warrants will not be exercisable by or for the account of any U.S. person or any person in the United States in the absence of an exemption from the registration requirements of the 1933 Act and any applicable state securities laws. “U.S. person” and “United States” have the respective meanings assigned in Regulation S under the 1933 Act.

Dissenting Shareholder Rights

Under applicable Canadian law, Aurora Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution. Registered MedReleaf Shareholders are entitled to Dissent Rights with respect to the Arrangement Resolution. Any registered MedReleaf Shareholder who properly dissents from the Arrangement Resolution in accordance with the OBCA will be entitled, in the event the Arrangement becomes effective, to be paid by MedReleaf in accordance with the terms of the Plan of Arrangement, the fair value of the Shares held by the Dissenting Shareholder.

THE ARRANGEMENT AGREEMENT

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available on SEDAR under Aurora’s profile. Unless indicated otherwise, references to “Sections” or “Articles” are to the applicable provisions in the Arrangement Agreement and capitalized terms used but not otherwise defined shall have the meanings specified in the Arrangement Agreement.

Covenants

The Arrangement Agreement contains customary covenants, including, among others, agreements by Aurora and MedReleaf to, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, use commercially reasonable efforts to maintain and preserve each of its own and its subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and others with which it or any of its subsidiaries have material business relations, and to not engage in certain kinds of transactions or take certain actions during this period unless consented to in writing by the other party (such consent not to be unreasonably withheld, delayed or conditioned). In addition, on the terms and subject to conditions set forth in the Arrangement Agreement, each party has agreed to use its commercially reasonable efforts to obtain all required regulatory approvals, as outlined in the Arrangement Agreement.

Non-Solicitation

Each of Aurora and MedReleaf (each, a “Party”, and together, the “Parties”) has agreed that except as expressly provided in this covenant, they shall not, directly or indirectly, through their officer, director, employee, representative, advisor or agent or any of the Aurora Subsidiaries or MedReleaf Subsidiaries (collectively “Representatives” which, for further clarity, does not include the Aurora Shareholders or the MedReleaf Shareholders), or otherwise and shall not permit or authorize any such Person to do so on its behalf:

(a)

solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing information, knowingly permitting any visit to facilities or properties of each Party or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement permitted by and in accordance with Section 6.1(e)(ii) [Notification of Aurora Acquisition Proposals] or Section 6.3(e)(ii) [Notification of MedReleaf Acquisition Proposals] of the Arrangement Agreement, as applicable)) any inquiries, proposals, expressions of interest or offers regarding, constituting or that may reasonably be expected to constitute or lead to an Aurora Acquisition Proposal or a MedReleaf Acquisition Proposal (each, an “Acquisition Proposal” and together, the “Acquisition Proposals”), as applicable;

(b)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information in connection with or otherwise cooperate with, assist or participate in, any effort or attempt to make an Acquisition Proposals, as applicable, or inquiries, proposals, expressions of interest or offers that may reasonably be expected to constitute or lead to an Acquisition Proposal, as applicable;

(c)

make, or propose publicly to make an Aurora Change in Recommendation or a MedReleaf Change in Recommendation (each, a “Change in Recommendation” and together, the “Changes in Recommendation”), as applicable; or

(d)

accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to an Acquisition Proposals, as applicable, or that may reasonably be expected to constitute or lead to an Acquisition Proposal, as applicable, (other than a confidentiality agreement permitted by and in accordance with Section 6.1(e)(ii) and Section 6.3(e)(ii), as applicable, of the Arrangement Agreement).

Each Party has agreed to, and to cause its Subsidiaries and its Representatives to, immediately terminate and cease, any discussions or negotiations with any parties (other than Aurora or MedReleaf, as applicable, and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, or lead to an Acquisition Proposal, as applicable, and, in connection therewith, each Party has agreed to, and to cause its Subsidiaries and its Representatives to:

(a)

discontinue or not allow access to its or its Subsidiaries’ confidential information to any third party in connection with any inquiries, proposals, expressions of interest or offers constituting or that may reasonably be expected to constitute or lead to an Acquisition Proposal, as applicable; and

(b)

promptly request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with it or any of its Subsidiary relating to an Acquisition Proposal, as applicable, or that may reasonably be expected to constitute or lead to an Acquisition Proposal, as applicable, to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

Each Party has agreed and covenanted that they have not, in the year prior to the date of the Arrangement Agreement, waived any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which a Party or any of its Subsidiary is a party. Each Party covenants and agrees that they shall take all necessary action to enforce each such confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant. Each Party further covenants and agrees not to and shall cause their Subsidiaries and their Representatives not to release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which it, or any of its Subsidiary is a party without the prior written consent of the other Party (which may be withheld or delayed in the other Party’s sole and absolute discretion); provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with its terms shall not be a violation of Section 6.3(c) [Aurora Covenant Regarding Non-Solicitation] or Section 6.1(c) [MedReleaf Covenant Regarding Non-Solicitation], as applicable, of the Arrangement Agreement.

Notification of Acquisition Proposals

If either Party or any of its Subsidiaries or any of its Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, as applicable, or any request for copies of, access to, or disclosure of, confidential information relating to it or any of its Subsidiaries in connection with an Acquisition Proposal, as applicable, including but not limited to information, access, or disclosure relating to it or its Subsidiaries’ properties, facilities, books or records, it shall:

(a)

promptly notify the other Party, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such Acquisition Proposal, as applicable, inquiry, proposal, offer or request, including a description of its material terms and conditions, and the identity of all Persons making the Acquisition Proposal, as applicable, inquiry, proposal, offer or request;

(b)	provide the other Party with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons;

(c)

keep the other Party fully informed on a current basis of the status of developments and, to the extent permitted by Section 6.3(e) or Section 6.1(e), as applicable, negotiations with respect to such Acquisition Proposal, as applicable, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, as applicable, inquiry, proposal, offer or request; and

(d)

provide to the other Party copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to it by or on behalf of any Person making any such Acquisition Proposal, as applicable, inquiry, proposal, offer or request.

If at any time prior to obtaining the approval by its shareholders of their applicable Arrangement Resolution, either Party receives an unsolicited bona fide Acquisition Proposal, as applicable, it may: (i) contact the Person making such Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal; and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and subject to entering into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with the applicable Party) that contains a standstill provision that is no less onerous or more beneficial to such Person than that in the Exclusivity Agreement and is otherwise on terms that are no less favourable to it than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person already having been (or simultaneously being) provided to the other Party, may provide copies of, access to or disclosure of information, its or its Subsidiaries’ properties, facilities, books or records for a maximum of ten Business Days after the day on which access or disclosure is first afforded to the Person making the Acquisition Proposal, as applicable, if and only if:

(a)

its board of directors first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to an Aurora Superior Proposal or MedReleaf Superior Proposal (each, a “Superior Proposal” and together, the “Superior Proposals”), as applicable, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations or to provide such access or disclosure would be inconsistent with its fiduciary duties;

(b)

such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with it or any of its Subsidiaries;

(c)

it has been, and continues to be, in compliance with its obligations under Section 6.3 [Aurora Non-Solicitation Covenant] and Section 6.4 [Notice of Aurora Superior Proposal Determination], or Section 6.1 [MedReleaf Non-Solicitation Covenant] and Section 6.2 [Notice of MedReleaf Superior Proposal Determination], as applicable, of the Arrangement Agreement; and

(d)	it promptly provides the other Party with:

(i)

written notice stating its intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that its board of directors has determined that failure to take such action would be inconsistent with its fiduciary duties; and

(ii)

prior to providing any such copies, access or disclosure to such Person, it provides the other Party with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 6.1(e)(ii) or Section 6.3(e)(ii), as applicable, of the Arrangement Agreement.

Each Party has agreed to ensure that its Subsidiaries and its Representatives are aware of the provisions of Section 6.1 or Section 6.3, as applicable, and it shall be responsible for any breach of Section 6.1 or Section 6.3, as applicable, of the Arrangement Agreement by its Subsidiaries or its Representatives.

Notwithstanding any of the provisions of the Arrangement Agreement:

(a)

the board of directors of each Party has the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid made for the Aurora Shares or MedReleaf Shares (each a “Share” and together, the “Shares”), as applicable, that it determines is not a Superior Proposal, as applicable, provided that the other Party and its outside legal counsel have been provided with a reasonable opportunity to review and comment on any such response and the board of directors of such Party shall give reasonable consideration to such comments;

(b)	prior to the Meeting, each Party and their board of directors shall not be prohibited from making any disclosure to their Shareholders, if:

(i)	a Material Adverse Effect with respect to the other Party has occurred and is continuing; and

(ii)

its board of directors has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with the duties of the members of its board of directors, under applicable Law; and

(c)	prior to the Meeting, each Party and their board of directors shall not be prohibited from making a Change in Recommendation if:

(i)	a Material Adverse Effect with respect to the other Party has occurred and is continuing; and

(ii)	its board of directors has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties.

Notice of Superior Proposal Determination

If either Party receives an Acquisition Proposal, as applicable, and its board of directors makes a determination that such Acquisition Proposal constitutes a Superior Proposal, as applicable, prior to the approval by its shareholders of the Arrangement Resolution or Share Issuance Resolution, as applicable, such Party may make a Change in Recommendation and enter into a definitive agreement with respect to such Acquisition Proposal (other than a confidentiality agreement contemplated by Section 6.3(e)(ii) [Notification of Aurora Acquisition Proposals] or Section 6.1(e)(ii) [Notification of MedReleaf Acquisition Proposals]), as applicable, of the Arrangement Agreement, if and only if:

(a)

the Person making such Superior Proposal was not restricted from making such Superior Proposal pursuant to any existing confidentiality, non-disclosure, standstill, business purpose or other similar agreement, restriction or covenant with its Subsidiaries;

(b)

it has complied with its obligations under Section 6.3 [Aurora Covenant Regarding Non-Solicitation] or Section 6.1 [MedReleaf Covenant Regarding Non-Solicitation], as applicable, of the Arrangement Agreement;

(c)

it has provided the other Party with written notice (a “Aurora Superior Proposal Notice” or “MedReleaf Superior Proposal Notice”, each a “Superior Proposal Notice” and together, the “Superior Proposal Notices”) promptly following its board of directors’ determination that such Acquisition Proposal constitutes a Superior Proposal, as applicable, that:

(i)	such Acquisition Proposal constitutes a Superior Proposal, as applicable; and

(ii)

it intends to enter into an agreement with respect to such Superior Proposal; the Superior Proposal Notice, as applicable, will set forth the determinations of its board of directors regarding the value and financial terms that its board of directors, in consultation with its financial advisors and outside legal counsel, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

(d)

it has delivered to the other Party a copy of the proposed definitive agreement for such Superior Proposal and all supporting materials, including any financing documents supplied to it in connection therewith;

(e)

a period of five Business Days (the “MedReleaf Match Period” or the “Aurora Match Period”, each, a “Match Period” and together, the “Match Periods”) has elapsed from the date that is the later of the date on which the other Party received a Superior Proposal Notice, as applicable, and the date on which the other Party received the materials set forth in Section 6.4(a)(iv) or Section 6.2(a)(iv), as applicable, of the Arrangement Agreement;

(f)

during a Match Period, as applicable, the other Party has had the opportunity, but not the obligation, in accordance with Section 6.4(b) [Notice of Aurora Superior Proposal Determination] or Section 6.2(b) [Notice of MedReleaf Superior Proposal Determination], as applicable, of the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal, as applicable;

(g)	after a Match Period, as applicable, the board of directors of such Party:

(i)

has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal, as applicable, which determination will consider the terms of the Arrangement as proposed to be amended by the other Party if the other Party proposes any amendment in accordance with Section 6.2(b) or Section 6.4(b), as applicable, of the Arrangement Agreement; and

(ii)

has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure of its board of directors to recommend that it enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(h)

prior to or concurrently with entering into such definitive agreement the Arrangement Agreement is terminated by it under Section 7.2(h) [Aurora Superior Proposal] or Section 7.2(g) [MedReleaf Superior Proposal], as applicable, of the Arrangement Agreement and it pays the Aurora Termination Payment to MedReleaf, in the case of MedReleaf, or the MedReleaf Termination Payment to Aurora, in the case of Aurora, in accordance with Section 6.6 [Aurora Termination Payment Event] or Section 6.5 [MedReleaf Termination Payment Event], as applicable, of the Arrangement Agreement.

Right to Match

Each Party has the reciprocal right, but not the obligation, to propose in writing to amend the terms of the Arrangement Agreement and the Arrangement. During a Match Period, as applicable, each Party shall (i) review any proposal by the other Party to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of its board of directors, whether the proposed amendment by a Party upon acceptance by the other Party would result in the an Acquisition Proposal, as applicable, not being a Superior Proposal, as applicable; and (ii) negotiate with the other Party in good faith, and in a manner consistent with the fiduciary duties of its board of directors to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable such Party to proceed with the Arrangement on such amended terms. If the board of directors of such Party determines that the proposed amendment by the other Party upon acceptance by it would result in such Acquisition Proposal not being a Superior Proposal, as applicable, it shall promptly so advise the other Party and enter into an amendment to the Arrangement Agreement with the other Party reflecting the amended proposal of the other Party and will promptly reaffirm its recommendation of the Arrangement as amended.

Each Party acknowledges and agrees that each successive modification of any Acquisition Proposals, as applicable, that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by their shareholders, or other material terms or conditions thereof shall constitute a new Acquisition Proposal, as applicable, for the purposes of Section 6.4 [Notice of Aurora Superior Proposal Determination] or Section 6.2 [Notice of MedReleaf Superior Proposal Determination], as applicable, of the Arrangement Agreement and the other Party shall be afforded a new Match Period, as applicable, and the rights afforded in Section 6.4 or Section 6.2, as applicable, of the Arrangement Agreement shall apply in respect of each such Acquisition Proposal.

The board of directors of each Party shall promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) it determines any Acquisition Proposal, as applicable, that has been publicly announced or publicly disclosed is not a Superior Proposal, as applicable; or (ii) it determines that a proposed amendment to the terms of the Arrangement would result in any Acquisition Proposal, as applicable, which has been publicly announced or made not being a Superior Proposal, as applicable, and the other Party has so amended the terms of the Arrangement. The other Party and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release. Each Party shall make all reasonable amendments to such press release as requested by the other Party and its counsel.

Nothing contained in Section 6.4 [Notice of Aurora Superior Proposal Determination] or Section 6.2 [Notice of MedReleaf Superior Proposal Determination], as applicable, of the Arrangement Agreement, shall limit in any way the obligation of each Party to convene and hold the Meeting in accordance with Section 4.2(a)(v) [Covenants of MedReleaf] or Section 4.1(a)(v) [Covenants of Aurora], as applicable, of the Arrangement Agreement while the Arrangement Agreement remains in force.

Where a Party has provided the other Party with a notice under Section 6.4(a)(iii) [Notice of Aurora Superior Proposal Determination] or Section 6.2(a)(iii) [Notice of MedReleaf Superior Proposal Determination], as applicable, of the Arrangement Agreement and the Meeting is scheduled to be held during or within two Business Days following the expiration of the Match Period, as applicable, then, subject to applicable Laws, such Party will be entitled to, and will if so requested by the other Party, postpone or adjourn the Meeting to a date that shall not be less than three Business Days and not more than 10 Business Days after the scheduled date of the Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Completion Deadline, and shall, in the event that the Parties amend the terms of the Arrangement Agreement pursuant to Section 6.4(b) [Notice of Aurora Superior Proposal Determination]or Section 6.2(b) [Notice of MedReleaf Superior Proposal Determination], as applicable, of the Arrangement Agreement, ensure that the details of such amended Arrangement Agreement are communicated to its shareholders and the shareholders of the other Party prior to the resumption of the adjourned or postponed Meeting.

MedReleaf Warrants

Aurora has agreed and covenanted to comply with the terms and provisions of the MedReleaf Warrant Indenture, of the obligations of MedReleaf as a successor following the Effective Time pursuant to the MedReleaf Warrant Indenture.

MedReleaf has agreed and covenanted to use commercially reasonable efforts to cooperate with Aurora, upon Aurora’s reasonable request, in connection with the assumption by Aurora, or such other party as required by the terms of the MedReleaf Warrant Indenture, of the obligations of MedReleaf as a successor following the Effective Time pursuant to the MedReleaf Warrant Indenture.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by each of Aurora and MedReleaf. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by either Aurora or MedReleaf or are subject to a standard of materiality or are qualified by a reference to Material Adverse Effect. Therefore, shareholders should not rely on the representations and warranties as statements of factual information.

The Arrangement Agreement contains certain representations and warranties of Aurora relating to the following: organization and qualification; corporate authorization; directors’ approvals; no conflict; residence of Aurora; third party consents; governmental approvals; Investment Canada Act; execution and binding obligation; authorized and issued capital; significant shareholders; shareholders’ and similar agreements; subsidiaries; securities laws matters; auditors; security ownership; financial statements; absence of certain changes of events; no undisclosed liabilities; stock exchange compliances; books and records; compliance with laws and licenses; regulatory compliance; healthcare data privacy and security; litigation; taxes; title to assets; real property; material contracts; environmental matters; restrictions of business activities; Health Canada; intellectual property; employees; employee plans; labour matters; insurance; brokers; United States securities laws; non-arm’s length agreements; Foreign Corrupt Practices Act; money laundering laws; Office of Foreign Assets Control of the U.S. Treasury Departments (OFAC) and no “collateral benefit”. The representations and warranties of Aurora are subject to the disclosure in Aurora Filings.

The Arrangement Agreement contains certain representations and warranties of MedReleaf relating to the following: organization and qualification; corporate authorization; directors’ approvals; no conflict; execution and binding obligation; residence of MedReleaf; third party consents; governmental approvals; authorized and issued capital; significant shareholders; shareholders’ and similar agreements; subsidiaries; security law matters; auditors; disclosure controls and internal control over financial reporting; financial statements; absence of certain changes of events; no undisclosed liabilities; stock exchange compliance; books and records; compliance with laws and licenses; regulatory compliance; healthcare data privacy and security; litigation; taxes; title to assets; real property; material contracts; environmental matters; restriction on business activities; Health Canada; intellectual property; employees; employee plans; labour matters; insurance; brokers; United States securities laws; non-arm’s length agreements; Foreign Corrupt Practices Act; money laundering laws; Office of Foreign Assets Control of the U.S. Treasury Departments (OFAC); and no “collateral benefit”. The representations and warranties of MedReleaf are subject to the disclosure in and MedReleaf Disclosure Letter.

Conditions Precedent to the Consummation of the Arrangement

Mutual Conditions Precedent

The respective obligations of MedReleaf and Aurora to complete the Arrangement are subject to the fulfillment of the following conditions at or before the Completion Deadline or such other time as is specified below:

(a)

Interim Order. The Interim Order shall have been granted on terms consistent with the Arrangement Agreement and in form and substance satisfactory to Aurora and MedReleaf, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Aurora or MedReleaf, each acting reasonably, on appeal or otherwise.

(b)

Arrangement Resolutions. The Share Issuance Resolution shall have been passed by the Aurora Shareholders in accordance with the requirements of the TSX. The Arrangement Resolution shall have been passed by the MedReleaf Shareholders in accordance with the Interim Order.

(c)

Final Order. The Final Order shall have been granted in form and substance satisfactory to Aurora and MedReleaf, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Aurora or MedReleaf, each acting reasonably, on appeal or otherwise.

(d)

Illegality. There shall not be in force any laws, ruling, order or decree, and there shall not have been any action taken under any laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms under the Arrangement Agreement.

(e)

TSX Approval. The TSX shall have conditionally approved the listing thereon of the Aurora Shares to be issued pursuant to the Arrangement (including any Aurora Shares issuable upon the exercise or vesting of the Replacement Options and the MedReleaf Warrants), subject in each case only to compliance with the usual requirements of the TSX, including customary post-closing deliveries.

(f)	Competition Act Approval. The Competition Act Approval shall have been obtained.

(g)	Dissent Rights. Dissent Rights have not been validly exercised with respect to greater than 5.0% of the issued and outstanding MedReleaf Shares.

The foregoing conditions are for the mutual benefit of Aurora and MedReleaf and may be waived by mutual consent of Aurora and MedReleaf in writing at any time.

Additional Conditions Precedent to the Obligations of Aurora

The obligation of Aurora to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

(a)

Representations and Warranties. (i) The representations and warranties made by MedReleaf in Sections (a), (b), (e) and (i)(i) of Schedule C to the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all material respects on and as of such date), and (ii) all other representations and warranties made by MedReleaf in the Arrangement Agreement shall be true and correct in all respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all respects on and as of such date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect with respect to MedReleaf (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored); and (iii) MedReleaf shall have provided to Aurora a certificate of two officers thereof, certifying the foregoing.

(b)	Material Adverse Effect. From the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Effect with respect to MedReleaf.

(c)

Performance of Covenants. MedReleaf shall have complied in all material respects with each of the covenants of MedReleaf contained in the Arrangement Agreement to be complied with by it on or prior to the Effective Date, and MedReleaf shall have provided to Aurora a certificate of two officers thereof, certifying the foregoing.

The foregoing conditions are for the benefit of Aurora and may be waived, in whole or in part, by Aurora in writing at any time.

Additional Conditions Precedent to the Obligations of MedReleaf

The obligation of MedReleaf to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

(a)

Representations and Warranties. (i) The representations and warranties made by Aurora in Sections (a), (b), (i) and (j)(i) of Schedule D to the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all material respects on and as of such date); (ii) all other representations and warranties made by Aurora in the Arrangement Agreement shall be true and correct in all respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all respects on and as of such date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect with respect to Aurora (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored); and (iii) Aurora shall have provided to MedReleaf a certificate of two officers thereof, certifying the foregoing.

(b)	Material Adverse Effect. From the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Effect with respect to Aurora.

(c)

Performance of Covenants. Aurora shall have complied in all material respects with each of the covenants of Aurora contained in the Arrangement Agreement to be complied with by it on or prior to the Effective Date, and Aurora shall have provided to MedReleaf a certificate of two officers thereof, certifying the foregoing.

The foregoing conditions are for the benefit of MedReleaf and may be waived, in whole or in part, by MedReleaf in writing at any time.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written agreement of Aurora and MedReleaf, duly authorized by the board of directors of each;

(b)	by Aurora if:

(i)

prior to the approval by the Shareholders of the Arrangement Resolution, (A) the Board of Directors shall make a MedReleaf Change in Recommendation or (B) MedReleaf enters into an agreement (other than a confidentiality agreement that complies with Section 6.1(e)(ii) of the Arrangement Agreement) with respect to any superior proposal made to MedReleaf; or

(ii)

MedReleaf breaches its obligations under Section 6.1 [MedReleaf Non-Solicitation Covenant] or Section 6.2 of the Arrangement Agreement [Notice of MedReleaf Superior Proposal Determination] in any material respect.

(c)	by MedReleaf if:

(i)

prior to the approval by the Aurora Shareholders of the Aurora Resolution, (A) the Aurora Board of Directors makes an Aurora Change in Recommendation or (B) Aurora enters into an agreement (other than a confidentiality agreement that complies with Section 6.1(e)(ii) of the Arrangement Agreement) in respect of any superior proposal made to Aurora; or

(ii)

Aurora breaches its obligations under Section 6.3 [Aurora Non-Solicitation Covenant] or Section 6.4 of the Arrangement Agreement [Notice of Aurora Superior Proposal Determination] in any material respect.

(d)	by:

(i)

either Aurora or MedReleaf if the MedReleaf Meeting shall have been held and completed and the Arrangement Resolution shall not have been approved by the Shareholders in accordance with the Interim Order, provided that MedReleaf shall not be entitled to terminate the Arrangement Agreement pursuant to Section 7.2(d)(i) of the Arrangement Agreement [Failure to obtain shareholder approval of MedReleaf Arrangement Resolution] if the failure to obtain the approval of the Shareholders to the Arrangement Resolution has been caused by, or is the result of, a breach by MedReleaf of any of its representations or warranties or the failure of MedReleaf to perform any of its covenants or agreements under the Arrangement Agreement; or

(ii)

either Aurora or MedReleaf if the Aurora Meeting shall have been held and completed and the Share Issuance Resolution shall not have been approved by the Aurora Shareholders in accordance with the requirements of the TSX, provided that Aurora shall not be entitled to terminate the Arrangement Agreement pursuant to Section 7.2(d)(ii) of the Arrangement Agreement [Failure to obtain shareholder approval of Aurora Shareholders’ Resolution] if the failure to obtain the approval of the Aurora Shareholders to the Share Issuance Resolution has been caused by, or is the result of, a breach by Aurora of any of its representations or warranties or the failure of Aurora to perform any of its covenants or agreements under the Arrangement Agreement;

(e)	by either Aurora or MedReleaf if the Effective Date shall not have occurred by the Completion Deadline, provided however:

(i)

if the failure of the Effective Date to occur by such date has been caused by, or is the result of, a breach by MedReleaf of any of its representations or warranties or the failure of MedReleaf to perform any of its covenants or agreements under the Arrangement Agreement, then MedReleaf shall not be entitled to terminate the Arrangement Agreement pursuant to Section 7.2(e) of the Arrangement Agreement [Effective Date shall not have occurred by the Completion Deadline]; or

(ii)

if the failure of the Effective Date to occur by such date has been caused by, or is the result of, a breach by Aurora of any of its representations or warranties or the failure of Aurora to perform any of its covenants or agreements under the Arrangement Agreement, then Aurora shall not be entitled to terminate the Arrangement Agreement pursuant to Section 7.2(e) of the Arrangement Agreement [Effective Date shall not have occurred by the Completion Deadline];

(f)

by either party if after the date of the Arrangement Agreement, any applicable law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Aurora or MedReleaf from consummating the Arrangement, and such applicable law has, if applicable, become final and non-appealable, provided that the party seeking to terminate the Arrangement Agreement pursuant to Section 7.2(f) of the Arrangement Agreement [Illegality] has used its commercially reasonable efforts to, as applicable, appeal or overturn such law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

(g)

by MedReleaf if it proposes to enter into any agreement, arrangement or understanding in respect of a superior proposal in compliance with Section 6.1 [MedReleaf Non-Solicitation Covenant] and Section 6.2 of the Arrangement Agreement [Notice of MedReleaf Superior Proposal Determination], provided that MedReleaf pays the MedReleaf Termination Payment to Aurora contemporaneously with such termination;

(h)

by Aurora if Aurora proposes to enter into any agreement, arrangement or understanding in respect of a superior proposal in compliance with Section 6.3 [Aurora Non-Solicitation Covenant] and Section 6.4 the Arrangement Agreement [Notice of Aurora Superior Proposal Determination], provided that Aurora pays the Aurora Termination Payment to MedReleaf contemporaneously with such termination;

(i)

by Aurora, if MedReleaf breaches any representation or warranty of MedReleaf set forth in the Arrangement Agreement which breach would cause the condition in Section 5.2(a) of the Arrangement Agreement [MedReleaf Representations and Warranties] not to be satisfied or MedReleaf fails to comply with any of its covenants set forth in the Arrangement Agreement (other than the covenants in Section 6.1 [MedReleaf Non-Solicitation Covenant] and Section 6.2 of the Arrangement Agreement [Notice of MedReleaf Superior Proposal Determination]) that would cause the condition in Section 5.2(c) the Arrangement Agreement [MedReleaf Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 5.4 of the Arrangement Agreement; provided that any wilful breach shall be deemed incapable of being cured and Aurora is not then in breach of the Arrangement Agreement so as to cause any condition in Section 5.3(a) [Aurora Representations and Warranties] or Section 5.3(c) the Arrangement Agreement [Aurora Performance of Covenants]not to be satisfied;

(j)

by MedReleaf, if Aurora breaches any representation or warranty of Aurora set forth in the Arrangement Agreement which breach would cause the condition in Section 5.3(a) of the Arrangement Agreement [Aurora Representations and Warranties] not to be satisfied or Aurora fails to comply with any of its covenants set forth in the Arrangement Agreement (other than the covenants in with Section 6.3 [Aurora Non-Solicitation Covenant] and Section 6.4 of the Arrangement Agreement [Notice of Aurora Superior Proposal Determination]) that would cause the condition in Section 5.3(c) of the Arrangement Agreement [Aurora Performance of Covenants]not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 5.4 of the Arrangement Agreement; provided that any wilful breach shall be deemed incapable of being cured and MedReleaf is not then in breach of the Arrangement Agreement so as to cause any condition in Section 5.2(a) [MedReleaf Representations and Warranties] or Section 5.2(c) of the Arrangement Agreement [MedReleaf Performance of Covenants];

(k)	by Aurora, if there has occurred a Material Adverse Effect with respect to MedReleaf after the date of the Arrangement Agreement; or

(l)	by MedReleaf, if there has occurred a Material Adverse Effect with respect to Aurora after the date of the Arrangement Agreement;

provided that any termination by a party in accordance with paragraphs (b) to (l) above shall be made by such party delivering written notice to the other party prior to the Effective Date and specifying in reasonable detail the matter or matters giving rise to such termination right.

Termination Fees and Expenses

Aurora Termination Fees

The Arrangement Agreement provides for termination fees of $80 million to be paid by Aurora to MedReleaf in the following circumstances:

(a)

the Arrangement Agreement is terminated by MedReleaf pursuant to Section 7.2(c) of the Arrangement Agreement [Aurora Change in Recommendation or entering into an agreement with respect to any Aurora Acquisition Proposal] (but not including a termination by MedReleaf pursuant to Section 7.2(b)(i) of the Arrangement Agreement in circumstances where the Aurora Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to MedReleaf and Aurora has complied with Section 6.3(g)(iii) of the Arrangement Agreement);

(b)

the Arrangement Agreement is terminated by either Aurora or MedReleaf pursuant to Section 7.2(d)(ii) of the Arrangement Agreement [Failure to obtain shareholder approval of Aurora Shareholders’ Resolution] if at such time MedReleaf was permitted to terminate the Arrangement Agreement pursuant to Section 7.2(c) of the Arrangement Agreement [Aurora Change in Recommendation or entering into an agreement with respect to any Aurora Acquisition Proposal] (but not including a termination by MedReleaf pursuant to Section 7.2(c)(i) of the Arrangement Agreement in circumstances where the Aurora Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to MedReleaf and Aurora has complied with Section 6.3(g)(iii) of the Arrangement Agreement);

(c)	the Arrangement Agreement is terminated by Aurora pursuant to Section 7.2(h) of the Arrangement Agreement [Aurora Superior Proposal]; or

(d)

the Arrangement Agreement is terminated by either Aurora or MedReleaf pursuant to Section 7.2(d)(ii) [Failure to obtain shareholder approval of Aurora Shareholders’ Resolution] or Section 7.2(e) of the Arrangement Agreement [Effective Date shall not have occurred by the Completion Deadline] and:

(i)

following the date of the Arrangement Agreement and prior to such termination, an Aurora Acquisition Proposal shall have been made to Aurora and made known to Aurora Shareholders generally or shall have been made directly to Aurora Shareholders generally or any person shall have publicly announced an intention to make an Aurora Acquisition Proposal; and

(ii)	within 365 days following the date of such termination:

(A)	an Aurora Acquisition Proposal is consummated or effected (whether or not such Aurora Acquisition Proposal is the same as the Pending Aurora Acquisition Proposal); or

(B)

Aurora or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect to an Aurora Acquisition Proposal (whether or not such Aurora Acquisition Proposal is the same as the Pending Aurora Acquisition Proposal) and such Aurora Acquisition Proposal is later consummated or effected (whether or not such Aurora Acquisition Proposal is later consummated or effected within 365 days of such termination).

For the purposes of section (d) above, all references to “20%” in the definition of “Aurora Acquisition Proposal” in the Arrangement Agreement shall be deemed to be references to “50%”.

MedReleaf Termination Fees

The Arrangement Agreement provides for termination fees of $80 million to be paid by MedReleaf to Aurora if:

(a)

the Arrangement Agreement is terminated by Aurora pursuant to Section 7.2(b) of the Arrangement Agreement [MedReleaf Change in Recommendation or entering into an agreement with respect to any MedReleaf Acquisition Proposal] (but not including a termination by Aurora pursuant to Section 7.2(b)(i) of the Arrangement Agreement in circumstances where the MedReleaf Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to Aurora and MedReleaf has complied with Section 6.1(g)(iii) of the Arrangement Agreement);

(b)

the Arrangement Agreement is terminated by either Aurora or MedReleaf pursuant to Section 7.2(d)(i) of the Arrangement Agreement [Failure to obtain approval of MedReleaf Arrangement Resolution] if at such time Aurora was permitted to terminate the Arrangement Agreement pursuant to Section 7.2(b) of the Arrangement Agreement [MedReleaf Change in Recommendation or entering into an agreement with respect to any MedReleaf Acquisition Proposal]

(but not including a termination by Aurora pursuant to Section 7.2(b)(i) of the Arrangement Agreement in circumstances where the MedReleaf Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to Aurora and MedReleaf has complied with Section 6.1(g)(iii) of the Arrangement Agreement);

(c)	the Arrangement Agreement is terminated by MedReleaf pursuant to Section 7.2(g) of the Arrangement Agreement [MedReleaf Superior Proposal]; or

(d)

the Arrangement Agreement is terminated by either Aurora or MedReleaf pursuant to Section 7.2(d)(i) [Failure to obtain shareholder approval of MedReleaf Arrangement Resolution] or Section 7.2(e) of the Arrangement Agreement [Effective Date shall not have occurred by the Completion Deadline] and:

(i)

following the date of the Arrangement Agreement and prior to such termination, a MedReleaf Acquisition Proposal shall have been made to MedReleaf and made known to Shareholders generally or shall have been made directly to Shareholders generally or any person shall have publicly announced an intention to make a MedReleaf Acquisition Proposal; and

(ii)	within 365 days following the date of such termination:

(A)	a MedReleaf Acquisition Proposal is consummated or effected (whether or not such MedReleaf Acquisition Proposal is the same as the Pending MedReleaf Acquisition Proposal); or

(B)

MedReleaf or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect to a MedReleaf Acquisition Proposal (whether or not such MedReleaf Acquisition Proposal is the same as the Pending MedReleaf Acquisition Proposal) and such MedReleaf Acquisition Proposal is later consummated or effected (whether or not such MedReleaf Acquisition Proposal is later consummated or effected within 365 days of such termination).

For the purposes of section (d) above, all references to “20%” in the definition of “MedReleaf Acquisition Proposal” in the Arrangement Agreement shall be deemed to be references to “50%”.

Reimbursement of Expenses

(a)	Subject to section (b) below, in the event of termination of the Arrangement Agreement by:

(i)

either Aurora or MedReleaf in accordance with Section 7.2(d)(i) of the Arrangement Agreement [Failure to obtain shareholder approval of MedReleaf Arrangement Resolution], MedReleaf shall pay, within three business days of the termination of the Arrangement Agreement, a payment of $15,000,000 to Aurora as reimbursement for the costs and expenses incurred by Aurora with respect to the Arrangement; or

(ii)

either Aurora or MedReleaf in accordance with Section 7.2(d)(ii) of the Arrangement Agreement [Failure to obtain shareholder approval of Aurora Shareholders’ Resolution], Aurora shall pay, within three business days of the termination of the Arrangement Agreement, a payment of $15,000,000 to MedReleaf as reimbursement for the costs and expenses incurred by MedReleaf with respect to the Arrangement.

(b)

No amount shall be paid or payable by Aurora under section (a)(ii) above if Aurora has paid the Aurora Termination Payment payable pursuant to Section 6.6 of the Arrangement Agreement and no amount shall be paid or payable by MedReleaf under section (a)(i) above if MedReleaf has paid the MedReleaf Termination Payment payable pursuant to Section 6.5 of the Arrangement Agreement, as the case may be. No amount shall be paid or payable by Aurora under section (a)(ii) above if the Arrangement Agreement is terminated by either MedReleaf or Aurora in accordance with Section 7.2(d)(ii) of the Arrangement Agreement [Failure to obtain shareholder approval of Aurora Shareholders’ Resolution] in circumstances where either MedReleaf or Aurora is permitted to terminate the Arrangement Agreement in accordance with Section 7.2(d)(i) of the Arrangement Agreement [Failure to obtain shareholder approval of MedReleaf Arrangement Resolution]. No amount shall be paid or payable by MedReleaf under section (a)(i) above if the Arrangement Agreement is terminated by either MedReleaf or Aurora in accordance with Section 7.2(d)(i) of the Arrangement Agreement [Failure to obtain shareholder approval of MedReleaf Arrangement Resolution] in circumstances where either MedReleaf or Aurora is entitled to terminate the Arrangement Agreement in accordance with Section 7.2(d)(ii) of the Arrangement Agreement [Failure to obtain shareholder approval of Aurora Shareholders’ Resolution].

(c)

In the event Aurora makes any payment under section (a)(ii) above and is then required to pay an Aurora Termination Payment, the amount paid under section (a)(ii) above will be credited towards payment of the Aurora Termination Payment. In the event MedReleaf makes any payment under section (a)(i) above and is then required to pay a MedReleaf Termination Payment, the amount paid under section (a)(i) above will be credited towards payment of the MedReleaf Termination Payment.

Amendment

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of each of the Aurora Meeting and the MedReleaf Meeting but not later than the Effective Time, and in the case of the Plan of Arrangement subject to the provisions of Section 5.1 thereof, be amended by mutual written agreement of the Parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the Aurora Shareholders or MedReleaf Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of either of the Parties;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)

waive compliance with or modify any condition herein contained; provided, however, that notwithstanding the foregoing, following the Meeting, none of the Exchange Ratio, the Share Consideration or the Cash Consideration shall be decreased without the approval of the Shareholders.

Governing Law

The Arrangement Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

RISK FACTORS

Aurora Shareholders should carefully consider the following risk factors in evaluating whether to approve the Share Issuance Resolution. These risk factors should be considered in conjunction with the other information included in this Circular, including certain sections of documents publicly filed, which sections are incorporated by reference herein.

Risks Relating to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the share price of Aurora or otherwise adversely affect the business of Aurora.

Each of Aurora and MedReleaf has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Aurora provide any assurance, that the Arrangement Agreement will not be terminated by either Aurora or MedReleaf before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Aurora or MedReleaf, including MedReleaf Shareholders approving the Arrangement Resolution, Aurora Shareholders approving the Share Issuance Resolution and required regulatory approvals being obtained by the Parties. There is no certainty, nor can Aurora provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Aurora Shares and MedReleaf Shares may be adversely affected. Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Aurora even if the Arrangement is not completed.

If Aurora is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be an adverse effect on Aurora’s business, financial condition, operating results and the price of Aurora Shares.

The completion of the Arrangement is subject to the satisfaction of numerous closing conditions, including MedReleaf Shareholders approving the Arrangement Resolution, Aurora Shareholders approving the Share Issuance Resolution, the Competition Act Approval, the approval of the listing of the Aurora Shares by the TSX and receipt of the Final Order. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could result in the termination of the Arrangement Agreement and have an adverse effect on the business, financial condition or results of operations of Aurora. If (a) Shareholders choose not to approve the Share Issuance Resolution, (b) Aurora otherwise fails to satisfy, or fails to obtain a waiver of the satisfaction of, the closing conditions to the transaction and the Arrangement is not completed, (c) a Material Adverse Effect has occurred that results in the termination of the Arrangement Agreement, or (d) any applicable Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Aurora or MedReleaf from consummating the Arrangement, Aurora could be subject to various adverse consequences, including that Aurora would remain liable for significant costs relating to the Arrangement, including, among others, legal, accounting, financial advisory and financial printing expenses.

Even if the Arrangement Agreement is terminated without payment of the Aurora Termination Payment, Aurora may, in the future, be required to pay Aurora Termination Payment in certain circumstances.

Under the Arrangement Agreement, Aurora may be required to pay the Termination Fee to MedReleaf at a date subsequent to the termination of the Arrangement Agreement if the Arrangement Agreement is terminated by either Aurora or MedReleaf pursuant to Section 7.2(d)(ii) [Failure to obtain shareholder approval of Share Issuance Resolution] or Section 7.2(e) of the Arrangement Agreement [Effective Date shall not have occurred by the Completion Deadline] and: (i) following the date of the Arrangement Agreement and prior to such termination, an Aurora Acquisition Proposal shall have been made to Aurora and made known to Aurora Shareholders generally or shall have been made directly to Aurora Shareholders generally or any person shall have publicly announced an intention to make an Aurora Acquisition Proposal; and (ii) within 365 days following the date of such termination (A) an Aurora Acquisition Proposal is consummated or effected (whether or not such Aurora Acquisition Proposal is the same as the Pending Aurora Acquisition Proposal) or (B) Aurora or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect to an Aurora Acquisition Proposal (whether or not such Aurora Acquisition Proposal is the same as the Pending Aurora Acquisition Proposal) and such Aurora Acquisition Proposal is later consummated or effected (whether or not such Aurora Acquisition Proposal is later consummated or effected within 365 days of such termination). For purposes of the above, all references to “20%” in definition of “Aurora Acquisition Proposal” in the Arrangement Agreement shall be deemed to be references to “50%”. See “The Arrangement Agreement –Termination Payments and Expenses”.

Aurora may not realize the benefits of the combined company’s growth projects.

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Aurora’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Aurora’s and MedReleaf’s businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities following completion of the Arrangement and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, and customer and employee relationships that may adversely affect the ability of Aurora to achieve the anticipated benefits of the Arrangement.

The integration of Aurora and MedReleaf may not occur as planned.

The Arrangement Agreement has been entered into with the expectation that its successful completion will result in enhanced production capacity, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of Aurora and MedReleaf and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Aurora and MedReleaf’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of operations acquired from MedReleaf in the Arrangement after completion of the Arrangement could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of MedReleaf and Aurora. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Aurora and MedReleaf will not be realized.

The issuance of a significant number of Aurora Shares and a resulting “market overhang” could adversely affect the market price of Aurora Shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Aurora Shares will be available for trading in the public market. The increase in the number of Aurora Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Aurora Shares. The potential that Aurora Shareholders may sell their Aurora Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Aurora Shares in the public market, could adversely affect the market price of the Aurora Shares.

Market value received by MedReleaf Shareholders may increase or decrease.

Pursuant to the provisions of the Arrangement Agreement, each MedReleaf Shareholder, other than a MedReleaf Shareholder who validly exercises their Dissent Rights, will receive the Share Consideration and the Cash Consideration for each MedReleaf Share held. Replacement Options will also be exchanged for MedReleaf Options. The consideration is fixed and will not increase or decrease due to fluctuations in the market price of the MedReleaf Shares or Aurora Shares. The market value of the consideration that MedReleaf Shareholders will receive pursuant to the Arrangement will depend on the market price of the Aurora Shares on the Effective Date. If the market price of the Aurora Shares increases or decreases, the market value of the Aurora Shares that MedReleaf Shareholders receive will correspondingly increase or decrease. As a result, the market value being paid by Aurora for all of the outstanding MedReleaf Shares could be greater (or less) than anticipated by the Board. Many of the factors that affect the market price of the MedReleaf Shares or Aurora Shares are beyond the control of MedReleaf or Aurora. These factors include changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets, interest rate and exchange rate fluctuations.

There may be potential undisclosed liabilities associated with the Arrangement.

In connection with the Arrangement, there may be liabilities that Aurora failed to discover or was unable to quantify in its due diligence (which was conducted prior to the execution of the Arrangement Agreement). The representations, warranties and indemnities contained in the Arrangement Agreement will not survive past the Effective Date.

The unaudited pro forma condensed consolidated financial statements of Aurora are presented for illustrative purposes only and may not be an indication of Aurora’s financial conditions or results of operations following the Arrangement.

The unaudited pro forma condensed consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Aurora following the Arrangement for several reasons. For example, the unaudited pro forma condensed consolidated financial statements have been derived from the respective historical financial statements of Aurora and MedReleaf and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Arrangement and the other respective relevant transactions. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma condensed consolidated financial statements do not reflect all costs expected to be incurred by the Aurora and MedReleaf in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Aurora and MedReleaf is not reflected in the unaudited pro forma condensed consolidated financial statements.

Risk Factors Relating to MedReleaf

A description of the risk factors applicable to MedReleaf is contained under the heading “Risk Factors“ in MedReleaf’s annual information form dated June 18, 2018, and MedReleaf’s management’s discussion and analysis dated March 31, 2018. Further description of the risk factors applicable to MedReleaf is contained in MedReleaf’s other filings with Securities Authorities as filed on SEDAR.

Risk Factors Relating to Aurora

A description of the risk factors applicable to Aurora is contained under the heading “Risk Factors“ in the Aurora’s annual information form dated June 30, 2017 and Aurora’s management’s discussion and analysis dated June 30, 2017. Further description of the risk factors applicable to Aurora is contained in Aurora’s other filings with Securities Authorities as filed on SEDAR.

INFORMATION CONCERNING MEDRELEAF

For further information regarding MedReleaf, please refer to Appendix “E”.

INFORMATION CONCERNING AURORA

For further information regarding Aurora, please refer to Appendix “F”.

INFORMATION CONCERNING THE COMBINED COMPANY
UPON COMPLETION OF THE ARRANGEMENT

For further information regarding Aurora and MedReleaf upon completion of the Arrangement, please refer to Appendix “G”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the details of all equity compensation plans of Aurora as of June 13, 2018, being (i) the Aurora Option Plan; (ii) the previous share option plan (the “2007 Share Option Plan” and, together with the Share Option Plan, the “Share Option Plans”); and (iii) the Aurora RSU Plan.

	Number of securities to		Number of securities remaining
	be issued upon exercise of	Weighted-average	available for future issuance under
	outstanding options,	exercise price of	equity compensation plans
	under equity	outstanding options	(excluding securities reflected in
Plan Category	compensation plans (a)	(b)	column (a)) (c)(1)
Share Option Plans	27,926,784(1)	$5.28	18,649,938(2)(3)
RSU Plan	2,150,000(4)	N/A	7,722,872(5)
Equity compensation plans not approved by securityholders	None	N/A	N/A
Total	30,076,784	$5.28	26,372,810(2)(3)

_________
Notes:

(1)	The outstanding options are governed by the Aurora Option Plan.

(2)

Represents the aggregate number of Aurora Shares remaining available for issuance under the Aurora Option Plan at June 13, 2018, less the number of Aurora Shares issuable upon the exercise of outstanding Aurora Options and less the number of Aurora Shares reserved for issuance under the RSU Plan (5).

(3)

Aurora has an incentive share option plan, which provides that the Board may from time to time, in its discretion, and in accordance with the TSX requirements, grant non-transferable options to purchase Aurora Shares, provided that the number of Aurora Shares reserved for issuance will not exceed 10% of the issued and outstanding Aurora Shares. At June 13, 2018 there were 565,767,220 Aurora Shares issued and outstanding.

(4)

The Aurora Shareholders approved the RSU Plan on November 13, 2017, and at the same time they approved the grant of 2,127,128 RSUs issued on September 29, 2017. On January 15, 2018 an additional 150,000 RSUs were granted. As of June 13, 2018, 127,128 RSUs have been exercised.

(5)

The aggregate maximum number of Aurora Shares that may be reserved for issuance under the RSU Plan is 10,000,000, which at June 13, 2018 represented 1.77% of the issued and outstanding Aurora Shares. After shareholder approval of the RSU Plan and the grant of an aggregate 2,277,128 RSUs, a total of 7,722,872 RSUs are available for grant under the RSU Plan, representing 1.37% of the issued and outstanding Aurora Shares at June 13, 2018.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of Aurora which are to any substantial degree performed by a person or company other than the directors or executive officers of Aurora.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of Aurora at any time since the beginning of Aurora’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

As of the date of this Circular, no informed person of Aurora, proposed director of Aurora, or any associate or affiliate of any informed person or proposed director, has had a material interest in any transaction since the commencement of Aurora’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect Aurora or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular no director, executive officer, employee, nor any associate of any such director, executive officer, of Aurora or any of its subsidiaries, is indebted to Aurora or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Aurora or any of its subsidiaries, other than routine indebtedness.

INTERESTS OF EXPERTS

The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Circular, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

•

MNP LLP, Aurora’s independent auditors, has prepared an independent auditor’s report dated September 25, 2017 in respect of Aurora’s audited consolidated financial statements for the years ended June 30, 2017 and 2016. MNP LLP has advised that it is independent with respect to each of Aurora and MedReleaf within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

•

KPMG LLP, MedReleaf’s independent auditors, has prepared an independent auditor’s report dated June 18, 2018 in respect of MedReleaf’s audited consolidated financial statements for the years ended March 31, 2018 and 2017. KPMG LLP has advised that it is independent with respect to MedReleaf within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

•

Deloitte LLP, CanniMed’s independent auditors, have issued an independent auditor’s report dated January 29, 2018 in respect of CanniMed’s audited consolidated financial statements for the years ended October 31, 2017 and 2016 which are included in the business acquisition report dated April 30, 2018 in connection with Aurora’s completion of the acquisition of common shares of CanniMed. Deloitte LLP is independent with respect to CanniMed within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Saskatchewan.

AUDITORS

MNP LLP, Chartered Professional Accountants, of Suite 2200 – MNP Tower, 1021 West Hastings Street, Vancouver, British Columbia, are the auditors of Aurora and are independent of Aurora within the meanings of the Rules of Professional Conduct of the Chartered Professional Accounts of British Columbia. MNP LLP was first appointed auditor of Aurora on May 25, 2015.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement as they pertain to Aurora will be passed upon by McMillan LLP.

OTHER INFORMATION AND MATTERS

As of the date of this Circular, management of Aurora is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the Aurora Shares represented thereby in accordance with their best judgment on such matter.

There is no information or matter not disclosed in this Circular but known to Aurora that would be reasonably be expected to affect the decision of the Aurora Shareholders to vote for or against the Share Issuance Resolution.

ADDITIONAL INFORMATION

Additional information relating to Aurora can be found on SEDAR at www.sedar.com or Aurora’s website at auroramj.com. Information on Aurora’s website is not incorporated by reference in this Circular. Copies of Aurora’s audited consolidated financial statements and management’s discussion and analysis for the year ended June 30, 2017 are available upon request from Aurora’s Corporate Secretary at 900 – 510 Seymour Street, Vancouver, British Columbia, Canada V6B 1V5 telephone: 1-844-601-2448 or via email at ir@auroramj.com. Copies of these documents will be provided free of charge to securityholders of Aurora.

Aurora may require the payment of a reasonable charge from any person or company who is not a security holder of Aurora, who requests a copy of any such document.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Aurora Shareholders have been approved by the Board of Directors.

MedReleaf has provided the information contained in this Circular concerning MedReleaf and its business and operations and MedReleaf’s financial information and financial statements. Aurora assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of MedReleaf to disclose facts or events which may affect the accuracy of any such information.

DATED at Vancouver, British Columbia on June 18, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Terry Booth”

Terry Booth
Chief Executive Officer

CONSENT OF BMO CAPITAL MARKETS

To: The Directors of Aurora Cannabis Inc.

We hereby consent to the references to our firm name and to the references to our fairness opinion (the “Opinion”) dated May 13, 2018, which we prepared in connection with the arrangement agreement dated May 14, 2018 entered into between Aurora and MedReleaf Corp., in the management information circular of Aurora Cannabis Inc. dated June 18, 2018 (the “Circular”) under the headings “Frequently Asked Questions About the Arrangement and the Meeting“, “Summary – “Reasons for the Arrangement“, “Summary – Fairness Opinion“, “The Arrangement – Background to the Arrangement“, and “The Arrangement – Aurora Fairness Opinion“, to the filing of the Opinion with the securities regulatory authorities, and to the inclusion of the text of the Opinion as Appendix “D” to the Circular. The Opinion was given as at May 13, 2018 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Aurora Cannabis Inc. will be entitled to rely upon the Opinion.

(Signed) “BMO Nesbitt Burns Inc.”

Toronto, Canada
June 18, 2018

APPENDIX “A”
SHARE ISSUANCE RESOLUTION

RESOLUTION OF THE SHAREHOLDERS
OF AURORA CANNABIS INC. (the “Company”)

BE IT RESOLVED THAT :

A. Aurora Cannabis Inc. (the “Company”) is hereby authorized to issue such number of common shares in the capital of Aurora as is necessary to allow Aurora to acquire 100% ownership of MedReleaf Corp. (“MedReleaf”) and to satisfy its obligations under or in connection with an arrangement agreement dated as of May 14, 2018, as amended by the amending agreement dated May 24, 2018, between Aurora and MedReleaf, as it may be amended from time to time (the “Arrangement Agreement”), and the Plan of Arrangement contemplated thereby (the “Arrangement”), as more particularly described in Aurora’s management information circular dated June 18, 2018 (the “Circular”), including, but not limited to, the issuance of common shares in the capital of Aurora in exchange for, or upon the exercise of, shares, options, warrants, and deferred share units of MedReleaf and its subsidiaries (or replacement options of Aurora issued in connection with the Arrangement) and the issuance of common shares in the capital of Aurora for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms).

B. Notwithstanding that this resolution has been duly passed by the holders of the common shares of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Company.

C. The directors and officers of the Company or any one or more of them be and they are hereby authorized to do such things as may be necessary or desirable to accomplish the foregoing.

A-1

APPENDIX “B”
REDUCTION OF CAPITAL RESOLUTION

RESOLUTION OF THE SHAREHOLDERS
OF AURORA CANNABIS INC. (the “Company”)

WHEREAS

A. Aurora Cannabis Inc. (the “Company”) intends to make a single distribution (the “Distribution”) of all of the outstanding common shares and common share purchase warrants of Australis Capital Inc. (“Australis”), on a date (the “Distribution Date”) to be determined by the board of directors of the Company (the “Board”), in its sole discretion, to the holders of common shares (“Common Shares”) of the Company of record on a date to be determined by the Board, in its sole discretion, by way of a return of capital and corresponding reduction in the capital of the Common Shares, in an aggregate amount equal to the fair market value of the common shares and common share purchase warrants of Australis comprising the Distribution as determined by the Board (the “Distribution Amount”);

B. There are no reasonable grounds for believing that the Company is, or would after the reduction be, unable to pay its liabilities as they become due, or that the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities; and

C. None of the Distribution Amount has been paid by the Company on a previous reduction of the capital of any class of shares of the capital stock of the Company;

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. The aggregate capital of the Company attributable to the Common Shares be reduced by the Distribution Amount;

2. The reduction of capital be effected by way of the Distribution of common shares and common share purchase warrants of Australis;

3. The directors and officers of the Company or any one or more of them be and they are hereby authorized to do such things as may be necessary or desirable to accomplish the foregoing; and

4. Notwithstanding that this special resolution has been duly passed by the holders of Common Shares, the Board, in its sole and absolute discretion, may defer acting on this special resolution or revoke this special resolution at any time before it is acted upon without further approval, ratification or confirmation by or prior notice to the holders of Common Shares.

B-1

APPENDIX “C”
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

[Please see attached.]

AURORA CANNABIS INC.
Pro forma Interim Consolidated Statement of Financial Position
As at March 31, 2018
(Unaudited – In thousands of Canadian dollars)

			Aurora			MedReleaf
	Aurora		Pro forma			Pro forma	Pro forma
	(Note 2)	Notes	Adjustments	MedReleaf	Notes	Adjustments	Consolidated
	$		$	$		$	$
Assets
Current
Cash and cash equivalents	231,023	3(e)	(1,746)	215,868		—	445,145
Short-term investments	690		—	—		—	690
Accounts receivable	13,094		—	10,750		—	23,844
Marketable securities	57,409		—	—		—	57,409
Advances to shareholder	—		—	341		—	341
Share subscriptions	55,000		—	—		—	55,000
Inventory	26,779		—	32,856		—	59,635
Biological assets	5,583		—	3,202		—	8,785
Prepaid and other current assets	1,644		—	2,636		—	4,280
Letter of credit	—		—	845			845
Income taxes receivable	—		—	8,074		—	8,074
Loans receivable	3,400		—	—		—	3,400
	394,622		(1,746)	274,572		—	667,448

Property, plant and equipment	191,239		—	73,770		—	265,009
Derivatives	3,977		—	—		—	3,977
Investment in associates	136,555		—	—		—	136,555
Intangible assets	59,958		—	9,143		—	69,101
Goodwill	883,071		—	—	3(a)	3,214,842	4,097,913
Prepaid expenses	—		—	264		—	264
Deposits	1,978		—	241		—	2,219
Total assets	1,671,400		(1,746)	357,990		3,214,842	5,242,486

Liabilities
Current
Accounts payable and accrued liabilities	28,905		—	16,989	3(b)	13,720	60,899
					3(b)	1,000
					3(c)	285
Deferred revenue	1,324		—	—		—	1,324
Finance lease	281		—	—		—	281
Income taxes payable	774		—	—		—	774
Revolving line of credit	—		—	845		—	845
Loans and borrowings	2,279		—	1,000		—	3,279
Contingent consideration payable	22,583		—	—		—	22,583
	56,146		—	18,834		15,005	89,985

Finance lease	226		—	—		—	226
Convertible notes	197,092		—	—		—	197,092
Asset retirement obligation	—		—	214		—	214
Loans and borrowings	9,295		—	8,421		—	17,716
Deferred gain on derivative	2,634		—	—		—	2,634
Deferred tax liability	19,234		—	2,477		—	21,711
	284,627		—	29,946		15,005	329,578
Shareholders’ equity
Share capital	1,416,124	3(e)	27,173	299,078	3(a)	3,520,528	4,963,540
					3(a)	(299,078)
					3(c)	(285)
Reserves	(4,134)	3(e)	(22,594)	24,285	3(a)	22,358	(4,370)
					3(a)	(24,285)
Deficit	(35,921)		—	4,681	3(a)	(4,681)	(50,641)
					3(b)	(13,720)
					3(b)	(1,000)
Total equity attributable to Aurora shareholders	1,376,069		4,579	328,044		3,199,837	4,908,529
Non-controlling interest	10,704	3(e)	(6,325)	—		—	4,379
Total equity	1,386,773		(1,746)	328,044		3,199,837	4,912,908
Total liabilities and equity	1,671,400		(1,746)	357,990		3,214,842	5,242,486

See accompanying notes to the unaudited pro forma interim consolidated financial statements.

AURORA CANNABIS INC.
Pro forma Interim Consolidated Statement of Comprehensive Loss
Nine months ended March 31, 2018
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

			Aurora			MedReleaf
	Aurora		Pro forma			Pro forma	Pro forma
	(Note 2)	Notes	Adjustments	MedReleaf	Notes	Adjustments	Consolidated
	$		$	$		$	$
Revenue	50,455	3(e)	(762)	33,185		—	82,878

Unrealized gain on changes in fair value of biological assets	(23,452)	3(e)	494	(33,425)		—	(56,383)
Unrealized loss on changes in fair value on sale of inventory	10,751	3(e)	(285)	21,269		—	31,735
Cost of sales	26,095		—	—		—	26,095
Production costs	2,906		—	10,300		—	13,206
Cost of sales (recovery)	16,300		209	(1,856)		—	14,653
Gross profit	34,155		(971)	35,041		—	68,225

Expenses
General and administration	25,376	3(e)	(377)	29,297		—	54,296
Sales and marketing	19,045	3(e)	(281)	9,429		—	28,193
Research and development	2,070	3(e)	(95)	746		—	2,721
Acquisition and project evaluation costs	20,727	3(e)	67	—		—	20,794
Share of loss from investment in associate	931		—	—		—	931
Initial public offering related costs	—		—	102		—	102
Depreciation and amortization	2,659	3(e)	(35)	2,218		—	4,842
Share-based payments	26,573		—	—	3(d)	26,293	52,866
	97,381		(720)	41,792		26,293	164,746
Loss from operations	(63,226)		(251)	(6,751)		(26,293)	(96,521)

Other income (expense)
Interest and other income	2,743	3(e)	(6)	1,256		—	3,993
Finance and other costs	(6,493)	3(e)	44	(454)		—	(6,903)
Foreign exchange	(569)	3(e)	14	—		—	(555)
Gain on disposition of subsidiary	35		—	—		—	35
Unrealized gain on debenture	6,937		—	—		—	6,937
Unrealized gain on marketable securities	14,102		—	—		—	14,102
Unrealized loss on deferred share units	—		—	(428)		—	(428)
Unrealized gain (loss) on derivative	46,057	3(e)	(5)	—		—	46,052
Shared-based compensation income	324		—	—		—	324
	63,136		47	374		—	63,557
Loss before income taxes	(90)		(204)	(6,377)		(26,293)	(32,964)

Income tax expense
Current	(794)	3(e)	(5)	1,574		—	775
Deferred, net	(4,593)		—	(3,136)		—	(7,729)
	(5,387)		(5)	(1,562)		—	(6,954)
Net loss	(5,477)		(209)	(7,939)		(26,293)	(39,918)

Net loss attributable to:
Shareholders of Aurora	(3,370)		(209)	(7,939)		(26,293)	(37,811)
Non-controlling interest	(2,107)		—	—		—	(2,107)

Net loss per share:
Basic	$(0.01)			$(0.09)			$(0.05)
Diluted	$(0.01)			$(0.09)			$(0.05)

Weighted average number of shares outstanding:
Basic	427,180,423			91,119,745			809,149,790
Diluted	427,180,423			91,119,745			809,149,790

See accompanying notes to the unaudited pro forma interim consolidated financial statements.

AURORA CANNABIS INC.
Pro forma Consolidated Statement of Comprehensive Income (Loss)
Twelve months ended June 30, 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

			Aurora			MedReleaf
	Aurora		Pro forma			Pro forma	Pro forma
	(Note 2)	Notes	Adjustments	MedReleaf	Notes	Adjustments	Consolidated
	$		$	$		$	$
Revenue	33,098		—	41,996		—	75,094

Unrealized gain on changes in fair value of biological assets	(11,763)		—	(35,378)		—	(47,141)
Inventory expensed to cost of sales	10,995		—	25,999		—	36,994
Production costs	8,589		—	10,082		—	18,671
Cost of sales (recovery)	7,821		—	703		—	8,524
Gross profit	25,277		—	41,293		—	66,570

Expenses
General and administration	11,251		—	17,290		—	28,541
Sales and marketing	15,498		—	7,627		—	23,125
Research and development	1,410		—	1,040		—	2,450
Acquisition and project evaluation costs	1,551	3(e),(f)	9,000	—	3(b)	13,720	24,271
Initial public offering related costs	—		—	2,509		—	2,509
Fair value loss on shareholder loans	—		—	192		—	192
Depreciation and amortization	1,797		—	798		—	2,595
Share-based payments	8,544		—	—	3(d)	37,767	46,311
	40,051		9,000	29,456		51,487	129,994
Income (loss) from operations	(14,774)		(9,000)	11,837		(51,487)	(63,424)

Other income (expense)
Interest and other income	1,377		—	86		—	1,463
Finance and other costs	(8,524)		—	(338)		—	(8,862)
Foreign exchange	(824)		—	—		—	(824)
Unrealized loss on debenture	(1,135)		—	—		—	(1,135)
Unrealized gain on marketable securities	1,334		—	—		—	1,334
Unrealized loss on derivative	(10,781)		—	—		—	(10,781)
	(18,553)		—	(252)		—	(18,805)
Income (loss) before income taxes	(33,327)		(9,000)	11,585		(51,487)	(82,229)

Income tax recovery (expense)
Current	19		—	(1,426)		—	(1,407)
Deferred, net	4,957		—	(2,086)		—	2,871
	4,976		—	(3,512)		—	1,464
Net income (loss) – continuing operations	(28,351)		(9,000)	8,073		(51,487)	(80,765)
Net income (loss) – discontinued operations	(13,247)		—	—		—	(13,247)
Net income (loss)	(41,598)		(9,000)	8,073		(51,487)	(94,012)

Net income (loss) per share:
Basic	$(0.12)			$0.10			$(0.13)
Diluted	$(0.12)			$0.09			$(0.13)

Weighted average number of shares outstanding:
Basic	351,776,072			84,051,204			730,327,488
Diluted	351,776,072			91,100,349			730,327,488

See accompanying notes to the unaudited pro forma consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Description of the Transaction

On May 14, 2018, Aurora Cannabis Inc. (“Aurora” or the “Company”) and MedReleaf Corp. (“MedReleaf”) entered into a definitive arrangement agreement, as amended on May 24, 2018 (the “Arrangement Agreement”) whereby Aurora has agreed to acquire all of the issued and outstanding common shares of MedReleaf, a licensed producer and distributor of medical cannabis pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) (the “Acquisition”). MedReleaf’s and Aurora’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “LEAF” and “ACB”, respectively. Under the terms of the Arrangement Agreement, holders of MedReleaf common shares will receive 3.575 common shares of Aurora (the “Exchange Ratio”) and $0.000001 in cash for each MedReleaf common share held.

The Exchange Ratio represents an implied price of $29.44 per MedReleaf common share and a premium of approximately 34%, based on the 20-day volume weighted average prices of Aurora and MedReleaf common shares as of May 11, 2018.

2.	Basis of Presentation

The unaudited pro forma consolidated statement of financial position as at March 31, 2018, the unaudited pro forma interim consolidated statement of comprehensive loss for the nine months ended March 31, 2018, and the unaudited pro forma consolidated statement of comprehensive income (loss) for the twelve months ended June 30, 2017 of Aurora were prepared in compliance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) to reflect the Company’s proposal to purchase all of MedReleaf’s issued and outstanding common shares.

The Aurora column in the pro forma interim consolidated statement of financial position and the pro forma consolidated statement of comprehensive income (loss) includes the financial results of the Company’s recent significant acquisition of CanniMed Therapeutics Inc. (“CanniMed”) (the “CanniMed Acquisition”). See Note 3(e) for the related CanniMed pro forma adjustments. There were no other significant acquisitions that required adjustments in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of comprehensive income (loss) of Aurora are comprised of information derived from:

•	the audited consolidated financial statements of Aurora for the year ended June 30, 2017;

•	the audited consolidated financial statements of CanniMed for the year ended October 31, 2016;

•	the audited consolidated financial statements of CanniMed for the year ended October 31, 2017;

•	the audited consolidated financial statements of MedReleaf for the year ended March 31, 2018;

•	the audited consolidated financial statements of MedReleaf for the year ended March 31, 2017;

•

the unaudited condensed interim consolidated financial statements of Aurora for the three and nine months ended March 31, 2018, which has been adjusted to remove the non-controlling interest portion of CanniMed to give effect, as if Aurora’s 100% ownership of CanniMed had taken place as at the date of the unaudited pro forma consolidated statement of financial position as at March 31, 2018. It should be noted that the unaudited condensed interim consolidated statements of Aurora for the three and nine months ended March 31, 2018 reflects a 95.9% ownership in the issued and outstanding shares of CanniMed and that on May 2, 2018, Aurora acquired the remaining issued and outstanding shares of CanniMed. The 16 days of profit and loss attributable to CanniMed included in the unaudited condensed interim consolidated statement of comprehensive loss for the three and nine months ended March 31, 2018 was also removed;

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Basis of Presentation (Continued)

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three months ended January 31, 2018;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three and six months ended April 30, 2017;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three and nine months ended July 31, 2017;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three and nine months ended July 31, 2016; and

•	the unaudited condensed interim consolidated financial statements of MedReleaf for the three months ended June 30, 2017 and 2016.

The unaudited pro forma consolidated financial statements do not include all of the information disclosures required by International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Aurora as at and for the three and nine months ended March 31, 2018, the audited consolidated financial statements of Aurora for the year ended June 30, 2017, the unaudited condensed interim consolidated financial statements of CanniMed for the three months ended January 31, 2018, the audited consolidated financial statements of CanniMed for the year ended October 31, 2017, and the audited consolidated financial statements of MedReleaf for the year ended March 31, 2018.

The pro forma consolidated statement of comprehensive income (loss) for the twelve months ended June 30, 2017 of MedReleaf has been constructed using the audited consolidated financial statements of MedReleaf for the twelve months ended March 31, 2017 and the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2017 and 2016.

The pro forma consolidated statement of comprehensive loss for the nine months ended March 31, 2018 of MedReleaf has been constructed using the audited consolidated financial statements of MedReleaf for the twelve months ended March 31, 2018 and the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2017.

The pro forma consolidated statement of comprehensive loss for the twelve months ended June 30, 2017 of CanniMed has been constructed using the audited consolidated financial statements of CanniMed for the twelve months ended October 31, 2016, the unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2017, and the unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2016.

The pro forma consolidated statement of comprehensive loss for the nine months ended March 31, 2018 of CanniMed has been constructed using the audited consolidated financial statements of CanniMed for the twelve months ended October 31, 2017, the unaudited condensed interim consolidated financial statements for the three months ended January 31, 2018, and the unaudited condensed interim consolidated financial statements of CanniMed for the three and six months ended April 30, 2017 (“CanniMed Constructed Profit and Loss for the Nine Months Ended March 31, 2018”).

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Basis of Presentation (Continued)

The unaudited pro forma interim consolidated statement of financial position gives effect to the Acquisition as if it had occurred on March 31, 2018. The unaudited pro forma consolidated statements of comprehensive loss for the nine months ended March 31, 2018 and the twelve months ended June 30, 2017 give effect to the acquisition as if it had occurred at July 1, 2016.

The unaudited pro forma interim consolidated statement of financial position gives effect to the acquisition of 100% of the issued and outstanding shares of CanniMed as if it had occurred on March 31, 2018. The unaudited pro forma consolidated statement of comprehensive loss for the nine months ended March 31, 2018 and the twelve months ended June 30, 2017 gives effect to the acquisition of 100% of the issued and outstanding shares of CanniMed as if it had occurred at July 1, 2016.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are consistent with those described in the audited consolidated financial statements of Aurora for the year ended June 30, 2017. There were no adjustments necessary to align CanniMed’s and MedReleaf’s accounting policies with Aurora’s accounting policies. Certain historical CanniMed and MedReleaf amounts have been reclassified to conform to Aurora’s presentation.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the acquisition of MedReleaf (and the previous significant acquisition of CanniMed) been effected on the dates indicated, nor are the unaudited pro forma consolidated financial statements indicative of future periods. Actual amounts recorded upon consummation of the acquisition of MedReleaf will differ from such unaudited pro forma consolidated financial statements. Since the pro forma consolidated financial statements have been developed to retroactively show the effect of a transaction that is expected to complete at a later date, there are limitations inherent in the very nature of such pro forma data.

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Pro forma Consolidation Adjustments

The unaudited pro forma interim consolidated statement of financial position of Aurora as at March 31, 2018 has been adjusted as if the acquisition of MedReleaf had been completed on March 31, 2018:

(a)

The Acquisition will be accounted for as a business combination under IFRS 3. The estimated fair value of net assets acquired and consideration paid for 100% ownership of MedReleaf is allocated as follows:

			Adjusted
	March 31,		March 31,
	2018	Adjustments	2018
	$	$	$
Cash and cash equivalents	215,868	—	215,868
Accounts receivable	10,750	—	10,750
Inventories	32,856	—	32,856
Biological assets	3,202	—	3,202
Advances to shareholder	341	—	341
Prepaid expenses – current	2,636	—	2,636
Letter of credit	845		845
Income taxes receivable	8,074	—	8,074
Property, plant and equipment	73,770	—	73,770
Intangible assets	9,143	—	9,143
Security deposits	241	—	241
Prepaid expenses – long term	264		264
Total assets	357,990	—	357,990
Accounts payable and accrued liabilities	16,989	—	16,989
Revolving line of credit	845		845
Term credit facility	9,421	—	9,421
Asset retirement obligation	214	—	214
Deferred income tax liabilities	2,477	—	2,477
Total liabilities	29,946	—	29,946
Net assets acquired	328,044	—	328,044
Consideration paid			3,542,886
Goodwill			3,214,842

The total estimated consideration of $3,542,886 is comprised of $22,357 fair value of Replacement Options and the issuance of approximately 378,551,416 shares at $9.30 per share, being the fair value of Aurora’s shares on March 31, 2018. The estimated 378,551,416 shares issued for the Acquisition assumes all MedReleaf warrants, legacy options and deferred share units outstanding as of the date of the Arrangement Agreement are converted into Aurora shares at the Exchange Ratio.

In accordance with IFRS 3, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the acquisition at the then-current market price. Accordingly, it is likely that Aurora’s share price used to determine purchase consideration on closing of the acquisition will differ from the share price used in the estimate of purchase consideration, and that difference may be material. Aurora’s historical share price volatility was approximately 85%. Accordingly, it is reasonable to expect that Aurora’s share price on closing of the Acquisition may differ from the common share price used in these financial statements by an amount up to at least this share price volatility. A change in Aurora’s share price of 85% results in an increase or decrease to the estimate of purchase consideration totaling approximately $2,988,338, with a corresponding increase or decrease to goodwill.

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Pro forma Consolidation Adjustments (Continued)

The pro forma purchase price is subject to change based on the finalization of purchase price adjustments and completion of management’s assessment of the fair values of the assets and liabilities acquired. Due to the timing of the announcement of the Acquisition, Aurora has not yet obtained sufficient information to accurately determine the fair market value of MedReleaf’s net assets by category and has therefore allocated the March 31, 2018 book values of the net assets acquired as a proxy of fair value. Goodwill represents the amount by which the purchase price exceeds the book value, being a proxy of fair value of the assets acquired and liabilities assumed. The final calculation and allocation of the purchase price will be based on the net assets purchased as of the closing date of the Acquisition and other information available at that time. There may be material differences from this pro forma purchase price allocation as a result of finalizing the valuation. Based on management’s preliminary estimates, the goodwill may be allocated to other items such as certain identified intangible assets, including customer lists, licenses, patents and a deferred tax asset.

As a result of the Acquisition, MedReleaf’s equity accounts were eliminated on the pro forma consolidated statement of financial position.

(b)

Estimated acquisition related costs of approximately $13,720 consisting of investment banker, legal, proxy, accounting, and other fees to be expensed on completion of the Acquisition. These costs have been recorded in deficit of the pro forma consolidated statement of financial position as at March 31, 2018 and reflected in the pro forma consolidated statements of comprehensive income (loss) for the twelve month period ended June 30, 2017.

Additional estimated transaction costs of approximately $1,000 for investment bankers, legal, consulting, accounting, and other fees incurred by MedReleaf prior to the Acquisition were accrued on the pro forma consolidated statement of financial position.

(c)

Estimated share issuance costs of approximately $285 consisting of regulatory and transfer agent fees related to the issuance of shares for the Acquisition have been recorded against share capital on the pro forma consolidated statement of financial position.

(d)

Included in total consideration paid for the Acquisition were 16,022,939 Replacement Options determined based on the number of MedReleaf options outstanding as of the date of the Arrangement Agreement at the Exchange Ratio. Included in the share-based compensation expense is the impact of all remaining unvested options post acquisition. The Black-Scholes option pricing model was used to establish the fair value of MedReleaf options outstanding as of the date of the Arrangement Agreement and the fair value Replaced Options. The difference in fair value, adjusted for the number of options vested, is recognized and expensed over the remaining vesting period. Share-based compensation for Replacement Options was $37,767 for the year ended June 30, 2017 and $26,293 for the nine months ended March 31, 2018. There were no adjustments to MedReleaf’s previously recorded share-based compensation expense.

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Pro forma Consolidation Adjustments (Continued)

(e)

The unaudited pro forma consolidated financial statements of Aurora have been adjusted to give effect as if Aurora’s acquisition of 100% of CanniMed’s issued and outstanding shares had taken place as at the date of the unaudited pro forma consolidated statement of financial position as at March 31, 2018. The financial results of CanniMed during the period from March 15, 2018 to March 31, 2018 has been removed from Aurora’s unaudited condensed interim consolidated statement of comprehensive loss for the three and nine months ended March 31, 2018 as the CanniMed Constructed Profit and Loss for the Nine Months Ended March 31, 2018 has been included in the pro forma consolidated statement of comprehensive loss for the nine month period ended March 31, 2018. During the period from March 15, 2018 to March 31, 2018, the amounts attributable to CanniMed that were removed from Aurora’s unaudited condensed interim consolidated statement of comprehensive loss for the three and nine months ended March 31, 2018 were $762 in revenues, $971 in gross profits, $720 in expenses, and $209 in net income.

The unaudited condensed interim consolidated statements of Aurora for the three and nine months ended March 31, 2018 reflects a 95.9% ownership in the issued and outstanding shares of CanniMed and has been adjusted to reflect a 100% ownership interest as of March 31, 2018. Total consideration paid for the additional 4.1% interest was $28,919 comprised of $1,746 cash and 3,417,951 shares issued with a fair value of $27,173, with offsetting adjustments made to equity reserves and non-controlling interest.

Total consideration paid for the initial 87.2% controlling interest in CanniMed was $837,853 comprised of $706,874 fair value of 62,833,216 common shares issued to CanniMed shareholders and $130,979 cash, including the $9,500 termination fee paid to Newstrike Resources Ltd. Additionally, Aurora previously held 700,600 common shares of CanniMed with a fair value of $26,567 on the acquisition date.

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Pro forma Consolidation Adjustments (Continued)

The total $837,853 consideration paid for the 87.2% controlling interest in CanniMed was allocated based on the estimated fair value of net assets acquired upon obtaining control on March 15, 2018, allocated as follows:

$
Cash and cash equivalents	38,883
Accounts receivable	3,233
Inventory	10,269
Biological assets	1,447
Prepaid expenses and other assets	223
Investments in associates	213
Property, plant and equipment	35,753
Intangible assets	1,151
Total assets	91,172
Accounts payable and accrued liabilities	25,143
Loans and borrowings	11,825
Total liabilities	36,968
Net assets acquired	54,204
Consideration paid	837,853
Fair value of previously held equity interest	26,567
Non-controlling interest	6,971
871,391
Net assets acquired	54,204
Goodwill	817,187

(f)

Acquisition related costs of approximately $9,000 consisting of investment banker, legal and accounting fees incurred in relation to the CanniMed Acquisition. These costs have been reflected in the pro forma consolidated statements of comprehensive income (loss) for the twelve month period ended June 30, 2017.

4.	Pro Forma Net Loss Per Share

The pro forma basic and diluted net loss per share for the nine months ended March 31, 2018 and the twelve months ended June 30, 2017 is as follows:

	Nine Months	Twelve Months
	Ended	Ended
	March 31, 2018	June 30, 2017
Pro forma net loss	$(39,918)	$(94,012)
Weighted average number of shares outstanding of Aurora	427,180,423	279,029,226
Pro forma shares issued to CanniMed	3,417,951	72,746,846
Pro forma shares issued to MedReleaf	378,551,416	378,551,416
Pro forma weighted average shares outstanding – basic and diluted	809,149,790	730,327,488
Pro forma net loss per share – basic and diluted	$(0.05)	$(0.13)

APPENDIX “D”
FAIRNESS OPINION

[Please see attached.]

Investment & Corporate Banking
100 King Street West, 4th Floor
Toronto, Ontario M5X1H3

Tel : 416-359-4000

May 13, 2018

The Board of Directors
Aurora Cannabis Inc.
1500 – 1199 West Hastings St.
Vancouver, British Columbia
V6B 1V5

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Aurora Cannabis Inc. (the “Company” or “Aurora”) and MedReleaf Corp. (“MedReleaf”) propose to enter into an arrangement agreement to be dated as of May 13, 2018 (the “Arrangement Agreement”) pursuant to which, among other things, Aurora will acquire all of the issued and outstanding shares of MedReleaf in accordance with a plan of arrangement to be completed under the Business Corporations Act (Ontario) (the “Transaction”). Pursuant to the terms of the Arrangement Agreement, MedReleaf shareholders will receive 3.575 Aurora common shares in exchange for each MedReleaf common share (the “Exchange Ratio”). The terms and conditions of the Transaction are more fully set forth in the Arrangement Agreement and will be summarized in the Company’s management information circular (the “Circular”) to be prepared in connection with a meeting of holders of the Company’s common shares to approve the issuance of the Aurora common shares pursuant to the Transaction.

We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness, from a financial point of view, of the Exchange Ratio to the Company.

ENGAGEMENT OF BMO CAPITAL MARKETS

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in early April 2018. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated May 4, 2018 and effective as of April 6, 2018 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Transaction including, among other things, the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Transaction. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement. The payment by the Company of the fee for rendering the Opinion and the reimbursement of our expenses is not dependent on the completion of a Transaction or on the conclusions reached in the Opinion.

CREDENTIALS OF BMO CAPITAL MARKETS

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

INDEPENDENCE OF BMO CAPITAL MARKETS

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder (the “Act”)) of the Company, MedReleaf or any person known to BMO Capital Markets to be an associate or affiliate of the Company or of MedReleaf (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement.

Subject to the immediately following paragraph, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Transaction. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

SCOPE OF REVIEW

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated May 13, 2018 and the draft schedules thereto;

2.	draft voting and support agreements between Aurora and certain officers, directors and certain other significant shareholders of MedReleaf (the “Support Agreements”);

3.	certain publicly available information relating to the business, operations, financial condition and trading history of Aurora, MedReleaf and other selected public companies we considered relevant;

4.

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Aurora relating to the business, operations and financial condition of Aurora and MedReleaf;

5.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Aurora and MedReleaf;

6.	discussions with management of Aurora relating to Aurora and MedReleaf’s current businesses, plans, financial conditions and prospects;

7.	public information with respect to selected precedent transactions we considered relevant;

8.	various reports published by equity research analysts and industry sources we considered relevant;

9.

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of Aurora (“Senior Officers”); and

10.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets also participated in discussions regarding the Transaction and related matters with McMillan LLP, legal counsel to Aurora.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Aurora to any information under the Company’s control requested by BMO Capital Markets.

ASSUMPTIONS AND LIMITATIONS

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including, without limitation, with respect to transaction synergies) and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company or MedReleaf, as applicable, as of the date they were prepared, having regard to the Company’s and / or MedReleaf’s businesses, plans, financial conditions and prospects.

Senior Officers have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided or made available to BMO Capital Markets orally by, or in the presence of, an officer or employee of the Company, or in writing by the Company, MedReleaf or any of their respective subsidiaries or associates (as those terms are defined in the Act) or any of their respective representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation as defined in the Act, with such representation as it relates to MedReleaf and its subsidiaries and associates limited to the best of the Senior Officers’ knowledge, information and belief after due inquiry; and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, MedReleaf or any of their respective subsidiaries or associates, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion, with such representation as it relates to MedReleaf and its subsidiaries and associates limited to the best of the Senior Officers’ knowledge, information and belief after due inquiry. Senior officers of the Company have also represented to BMO Capital Markets that the representations and warranties made by the Company and, to the best of their knowledge, information and belief, after due inquiry, MedReleaf in the Arrangement Agreement relating to the Transaction are true and correct in all material respects.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement and Support Agreements will not differ in any material respect from the drafts that we reviewed, and that the Transaction will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of May 11, 2018 and the condition and prospects, financial and otherwise, of the Company and MedReleaf as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Transaction.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Transaction and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how the Company or any holder of the Company’s common shares should vote or act on any matter relating to the Transaction. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, MedReleaf, or of any of their affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Transaction and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof, and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

CONCLUSION

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Company.

Yours truly,

BMO Nesbitt Burns Inc.

APPENDIX “E”
INFORMATION CONCERNING MEDRELEAF

General

MedReleaf is a licensed producer of cannabis-based pharmaceutical products based in Markham, Ontario. MedReleaf is licensed by Health Canada pursuant to the ACMPR to, among other things, produce at its Markham facility an aggregate of up to 6,000 kilograms of dried cannabis and up to 1,760 kilograms of cannabis oil, and to sell and distribute within Canada an aggregate of up to 5,000 kilograms of dried cannabis, up to 1,319 kilograms of bottled cannabis oil, and up to 440 kilograms of encapsulated cannabis oil produced at its Markham facility.

MedReleaf is an R&D-driven company dedicated to innovation, operational excellence and the production of top-quality cannabis. Sourced from around the world and carefully cultivated in one of two state of the art ICH-GMP and ISO 9001 certified facilities in Ontario, MedReleaf delivers a variety of premium products for the global medical market and is committed to serving the therapeutic needs of its medical patients and providing a compelling product assortment for the adult-use recreational consumer.

MedReleaf cultivates and produces its cannabis-based pharmaceutical products for direct sales to its patients across Canada. MedReleaf interacts with its patients via its e-commerce platform as well as by phone and email correspondence directed to its patient-care team. Currently, MedReleaf sells dried cannabis, cannabis oils and cannabis oil capsules to its patients from its Markham facility. MedReleaf’s sales are supported by a variety of initiatives, including health conference sponsorships, as well as through its cannabis education and outreach team of employees. MedReleaf expects both its portfolio of products and the jurisdictions outside of Canada in which it operates to expand as local laws allow, resources permit, and where market research indicates opportunity.

MedReleaf was incorporated on February 28, 2013 under the laws of the Province of Ontario. MedReleaf completed the IPO, together with a secondary offering of MedReleaf Shares by certain selling shareholders, on June 7, 2017. The MedReleaf Shares are listed on the TSX under the trading symbol “LEAF”. MedReleaf’s head office is located at Markham Industrial Park, Markham, Ontario L3R 6G3.

Recent Developments Relating to the Business

Partnership with Niagara College

On April 27, 2018, MedReleaf announced that it has entered into a memorandum of understanding (MoU) with Niagara College to foster the development of cannabis production expertise in Canada through its Graduate Certificate program in Commercial Cannabis Production – Canada’s first postsecondary credential in this emerging field. By partnering with Niagara College, MedReleaf is proud to be offering financial support for students and to be sharing its expertise to help develop the program’s structure and curriculum in order to advance the development of the Canadian cannabis industry through a variety of activities that include:

•	Ongoing development of the Commercial Cannabis Production program and idea generation for any new Niagara College programs or educational seminars that may evolve with the cannabis industry;

•	Offering entrance scholarships for students who demonstrate either 1) academic excellence, or a commitment to innovation in the cannabis industry and 2) leadership in the cannabis industry by women;

•	Creating work integrated learning opportunities for students studying in the Commercial Cannabis Production program;

•	Creating graduate placement opportunities; and

•	Providing opportunities for applied research projects.

Addition of PINs to its Medical Cannabis Products

On April 16, 2018, MedReleaf announced the introduction of Product Identification Numbers, or “PINs”, which are similar to traditional Drug Identification Numbers (DINs), designed to make it easier for employers and payers to classify and incorporate pharmaceutical and health care products into benefits coverage plans, for 57 of its unique medical cannabis products including dried flower, oils and capsules. With this announcement, MedReleaf continues to demonstrate leadership among Canadian licensed producers to facilitate the coverage of medical cannabis on employer-sponsored benefits plans.

Exeter Facility Agreement Closes

On April 12, 2018, MedReleaf announced that it has closed its previously announced agreement to acquire 1 million square feet of existing greenhouse infrastructure on a 69 acre property in Exeter, Ontario (“Exeter Facility”) and 95 acres of adjacent land. The total purchase price for the transaction is approximately $26 million, consisting of $21.5 million in cash and 225,083 common shares of MedReleaf.

Work to retrofit the Exeter Facility for cannabis production began in April with first harvest expected in the first quarter of 2019, subject to receipt of a licence from Health Canada. MedReleaf is fully funded to complete the project with cash on hand. The Exeter Facility, after full retrofit, will have annual production capacity of up to 105,000 kilograms, increasing MedReleaf’s fully funded annual production capacity to 140,000 kilograms.

Supply Agreement with the Société des alcools du Québec Completes

On April 11, 2018, MedReleaf announced that it has completed a supply agreement with Société des alcools du Québec to supply the future Société Québécoise du cannabis (SQDC) with high quality adult recreational-use cannabis products in accordance with the previously announced letter of intent.

Under the terms of the agreement, MedReleaf is committed to supplying the Quebec market with 8,000 kilograms of cannabis products per year with a minimum three-year term.

Documents Incorporated by Reference

Information has been incorporated by reference in this information circular from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from MedReleaf at P.O. Box 3040, Markham Industrial Park, Markham, Ontario L3R 6G4, Attention: Chief Financial Officer, or by accessing the disclosure documents available electronically under MedReleaf’s profile on SEDAR at www.sedar.com.

The following documents, filed with securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this information circular:

(a)	the annual information form of MedReleaf dated June 18, 2018, for the year ended March 31, 2018;

(b)	the material change report of MedReleaf dated May 24, 2018, relating to the Arrangement;

(c)	the audited consolidated financial statements of MedReleaf for the year ended March 31, 2018, and related notes and management’s discussion and analysis thereof; and

(d)	the management information circular of MedReleaf dated August 21, 2017, distributed in connection with the annual general meeting of MedReleaf Shareholders held on September 25, 2017.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this information circular to the extent that a statement contained herein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this information circular.

Any document of the type required by Item 11.1 of Form 44-101F1 – Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars, filed by MedReleaf with applicable securities commissions or similar authorities in Canada on SEDAR at www.sedar.com after the date of this Circular and before the Meeting, is also deemed to be incorporated by reference into this Circular.

Dividends

MedReleaf has not paid dividends since the date of its incorporation and it does not expect to pay dividends in the near future. MedReleaf expects that it will retain earnings to finance further growth. The Board of Directors will determine if and when dividends should be declared and paid in the future and any such determination will be based on MedReleaf’s financial position, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board of Directors may deem relevant at the time.

Prior Sales

The following table summarizes issuances of MedReleaf Shares or securities convertible into MedReleaf Shares during the 12-month period preceding the date of this Circular, as adjusted to take into account the capital reorganization of MedReleaf completed in connection with its IPO (see MedReleaf’s 2018 annual information form under “Corporate Structure”, which is incorporated herein by reference, for more information about the capital reorganization).

		Number of Securities	Issuance / Exercise
Date of Issuance	Type of Security	Issued	Price per Security
April 26, 2018	MedReleaf Shares	52,241(1)	$9.50(1)
April 26, 2018	MedReleaf Shares	239,147(1)	$0.00(1)
April 11, 2018	MedReleaf Shares	225,083(2)	$19.99(2)
April 2, 2018	MedReleaf Shares	38,700(1)	$2.96(1)
March 23, 2018	MedReleaf Shares	464,054(3)	$0.00(3)
March 21, 2018	MedReleaf Shares	7,256(1)	$9.50(1)
March 13, 2018	MedReleaf Shares	118,529(1)	$0.00(1)
March 2, 2018	MedReleaf Shares	150,686(1)	$0.84(1)
March 1, 2018	MedReleaf Shares	18,416(4)	$19.00(4)
March 1, 2018	MedReleaf Shares	10,913(1)	$0.00(1)
February 28, 2018	MedReleaf Shares	7,256(1)	$9.50(1)

		Number of Securities	Issuance / Exercise
Date of Issuance	Type of Security	Issued	Price per Security
February 23, 2018	MedReleaf Shares	7,256(1)	$9.50(1)
February 22, 2018	MedReleaf Shares	7,256(1)	$9.50(1)
February 15, 2018	MedReleaf Shares	150,686(1)	$0.84(1)
February 15, 2018	MedReleaf Options	369,000	$19.46
February 1, 2018	MedReleaf Warrants	375,000(5)	$34.50(5)
January 31, 2018	MedReleaf Warrants	2,500,000(6)	$34.50(6)
January 31, 2018	MedReleaf Shares	5,000,000(7)	$26.05(7)
December 21, 2017	MedReleaf Shares	8,100(8)	$9.50(8)
December 11, 2017	MedReleaf Shares	75,343(9)	$0.84(9)
December 8, 2017	MedReleaf Shares	488,313(10)	$16.10(10)
December 7, 2017	MedReleaf Shares	10,796(9)	$0.0001(9)
December 7, 2017	MedReleaf Shares	75,343(9)	$0.84(9)
December 4, 2017	MedReleaf Shares	3,625,470(11)	$16.55(11)
November 16, 2017	MedReleaf Options	272,500	$17.09
September 22, 2017	MedReleaf Shares	118,761(9)	$0.0001(9)
August 25, 2017	MedReleaf Shares	10,913(9)	$0.0001(9)
August 10, 2017	MedReleaf Options	124,827	$9.50
June 28, 2017	MedReleaf Shares	10,796(9)	$0.0001(9)

Notes:

(1)	These MedReleaf Shares were issued pursuant to the exercise of options
(2)	These MedReleaf Shares were issued in connection with the purchase of a greenhouse in Exeter, Ontario.
(3)	These MedReleaf Shares were issued pursuant to the conversion all of the outstanding class B shares.
(4)	These MedReleaf Shares were issued in connection with WoodStock Trademarks License Agreement.
(5)	These MedReleaf Shares were issued pursuant to the exercise of warrants in connection with the over- allotment of a bought deal offering.
(6)	These MedReleaf Shares were issued pursuant to the exercise of warrants in connection with a bought deal offering.
(7)	These MedReleaf Shares were issued pursuant to a bought deal offering.
(8)	These MedReleaf Shares were issued pursuant to the exercise of options granted on completion of the IPO on the IPO Closing Date.
(9)

These MedReleaf Shares were issued pursuant to the exercise of legacy stock options, as adjusted to take into account the capital reorganization of MedReleaf that was completed in connection with the IPO.

(10)	These MedReleaf Shares were issued as partial consideration for the acquisition by MedReleaf of certain assets.
(11)	These MedReleaf Shares were issued pursuant to the December 2017 Offering.

Prior Valuations

MedReleaf is not aware of any “prior valuations”, as such term is defined in MI 61-101, of the MedReleaf Shares within the 24-month period preceding the date of this Circular.

Market Price and Trading Volume of MedReleaf Shares

The outstanding MedReleaf Shares are traded on the TSX under the trading symbol “LEAF” and began trading on June 7, 2017. Prior to June 7, 2017, no securities of MedReleaf were traded or quoted on a Canadian marketplace. The following table sets out the price range (monthly high and low prices) and monthly trading volumes of the MedReleaf Shares on the TSX for the 12 month period prior to the date of this Circular:

Month	High	Low	Total Volume
June 1-14, 2018	$30.00	$24.48	7,084,617
May 2018	$26.74	$20.50	20,975,926
April 2018	$21.13	$14.57	9,008,778
March 2018	$21.07	$16.70	6,667,017
February 2018	$22.50	$14.75	13,248,667
January 2018	$31.25	$18.60	24,163,308
December 2017	$22.78	$14.83	11,296,320
November 2017	$18.90	$12.68	9,982,998
October 2017	$13.30	$9.08	3,789,578
September 2017	$9.45	$7.80	1,715,839
August 2017	$8.30	$7.45	1,081,604
July 2017	$8.73	$7.80	861,506
June 7-30, 2017	$9.65	$6.81	6,448,849

On May 11, 2018, the last trading day on the TSX prior to the announcement of the execution of the Arrangement Agreement, the closing price of the MedReleaf Shares on the TSX was $24.90.

Interest of Informed Persons in Material Transactions

Certain directors and officers of MedReleaf may have interests in the Arrangement or may receive benefits that differ from, or be in addition to, the interests of MedReleaf Shareholders generally. See “The Arrangement – Interests of Certain Persons in the Arrangement” in the MedReleaf Circular.

Legal Matters

Certain legal matters in connection with the Arrangement as they pertain to MedReleaf will be passed upon by Stikeman Elliott LLP.

Auditors and Audit Committee

KPMG LLP has served as the external auditors of MedReleaf since May 30, 2016. The Company is required to have an audit committee. The directors who are members of the audit committee are Deborah Rosati (Chair), Norma Beauchamp and Ronald Funk.

Interest of Experts

KPMG LLP are the external auditors of MedReleaf and have confirmed that they are independent of MedReleaf within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of the Institute of Chartered Accountants of Ontario).

APPENDIX “F”
INFORMATION CONCERNING AURORA

GENERAL

Aurora Cannabis Inc. was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. On September 3, 2010, Aurora changed its name to Prescient Mining Corp. Effective October 2, 2014, Aurora changed its name to its present name, Aurora Cannabis Inc.

The head office of Aurora is located at 900 – 510 Seymour Street, Vancouver, British Columbia, Canada V6B 1V5. The registered office of Aurora is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

Aurora Shares are listed on the TSX under the trading symbol “ACB”, on the OTCBB under the symbol “ACBFF” and on the Frankfurt Stock Exchange under the symbol “21P”. Aurora is a reporting issuer in Canada in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

Aurora’s principal business is the production and distribution of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), through its wholly-owned subsidiary, Aurora Cannabis Enterprises Inc. (“ACE”). Through its wholly-owned German subsidiary, Pedanios GmbH (“Pedanios”), Aurora is a licensed pharmaceutical wholesaler and licensed narcotics dealer of medical marijuana in Germany and the European Union pursuant to section 52a of the Medicinal Products Act, Arzneimittelgesetz, and section 3 of the German Narcotic Drugs Act, Betäubungsmittelgesetz, respectively.

On February 17, 2015 and November 27, 2015, ACE received its licenses to produce and sell dried medical cannabis respectively. The licenses qualify ACE as a “Licensed Producer” as defined in the ACMPR, and are fundamental to the operation of the business of Aurora. On January 4, 2016, ACE generated its first sale of dried cannabis products. On February 16, 2016, ACE received its license to produce cannabis oil products, and on January 20, 2017, ACE received its license to sell cannabis oil products to registered patients under the ACMPR. On April 19, 2017, ACE generated its first sale of cannabis oil products. On June 16, 2017, ACE obtained from Health Canada a two-year renewal of its license to produce and sell dried cannabis and cannabis oils at Aurora’s production facility in Mountain View County near Cremona, Alberta. Additionally, Aurora has received a license to cultivate cannabis at its facility in Pointe Claire, Québec and anticipates receiving a license to sell cannabis from such facility in the coming months. Pedanios has a permit under Section 3 of the German Narcotics Act, which is supervised by the Bundesopiumstelle (the federal narcotics control board) and two licences pursuant to Sections 52 and 72 of the German Medicinal Act, which is supervised by Landesamt fur Gesundheit und Soziales, as a pharmaceutical wholesaler and narcotics dealer of medical marijuana on July 23, 2015 and March 10, 2017, respectively.

Aurora, through its wholly-owned subsidiary, CanvasRx Inc. (“CanvasRx”), provides counseling and outreach service to help patients learn about how to safely and effectively use medical cannabis, select a strain from the hundreds available in Canada and register with their choice of licensed producer.

Aurora, through its wholly-owned subsidiaries, BC Northern Lights Enterprises Ltd. (“BCNL”) and Urban Cultivator Inc. (“UCI”), is involved in the production and sale of proprietary systems for the indoor cultivation of cannabis, organic microgreens, vegetables and herbs which will cater to the home-growing adult-use recreational market upon legalization, which is anticipated to occur in July 2018.

Aurora controls Hempco Foods and Fiber Inc. (“Hempco”), a producer of industrial hemp products committed to developing hemp foods, hemp fiber and hemp nutraceuticals, a “Tri-crop” opportunity for producers and processors. On May 15, 2018, Aurora increased its holdings in Hempco and now owns 52.7% of the outstanding shares of Hempco.

Aurora, through its wholly-owned subsidiary, Aurora Larssen Projects Inc. (“Aurora Larssen”), is in the business of consulting on the design, engineering, and construction oversight for advanced greenhouse cultivation facilities.

Aurora’s strategy and vision is to build a leading, integrated global cannabis company through:

•	the construction of highly-efficient purpose-built facilities that allow Aurora to produce significant volumes of low-cost, high quality cannabis;

•	an aggressive and strategically focused international expansion;

•	strong brand differentiation; and

•	industry leading board, management and production teams.

In July 2017, Pedanios successfully passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany. As a result of initial stage evaluations, the German Federal Institute for Medicines and Medical Products, requested Pedanios’ participation in the second and final stage of the application process which involves a competitive bid proposal and contract negotiations to cultivate, process, store, package and deliver cannabis for medical purposes in Germany (the “German Bid Process”). However, the German Bid Process was cancelled by the German government following a legal challenge which concerned an administrative process technicality. It is anticipated that the a new German Bid Process will be re-introduced by the German government in the future, although no firm dates have been provided as at the date of this Circular. Upon such a bid process being re-introduced, Pedanios intends to participate. In the meantime, Aurora will continue to increase the quantity of product being exported into this heavily undersupplied market and will continue to receive high margins and rapid demand growth as patient adoption rates continue to rapidly increase in part due to insurance cost coverage for medical cannabis available to all citizens across the country.

Intercorporate Relationships

The following chart sets out the intercorporate relationships of Aurora.

AURORA INTERCORPORATE RELATIONSHIPS

RECENT DEVELOPMENTS

CanniMed Takeover Bid

On March 15, 2018, Aurora completed its initial take-up of the common shares (the “CanniMed Shares”) of CanniMed Therapeutics Inc. (“CanniMed”) pursuant to its offer (the “CanniMed Offer”) to purchase all of the issued and outstanding CanniMed Shares. Aurora took up 21,309,517 CanniMed Shares representing 86.8% of the total outstanding CanniMed Shares on a fully diluted basis which, together with 700,600 shares purchased in the market prior to the expiry of the CanniMed Offer by Aurora, represents 87.2% of the outstanding CanniMed Shares. In consideration for the CanniMed Shares taken up on March 12, 2018, Aurora issued approximately 62.8 million Aurora common shares as share consideration and paid cash consideration of approximately $130.9 million, including the $9.5 million break fee paid to Newstrike Resources Ltd. Shareholders of CanniMed who tendered before the original expiry of the CanniMed Offer on March 9, 2018, predominantly elected to receive cash. On March 28, 2018, Aurora completed its second take-up of CanniMed Shares, acquiring 95.9% of CanniMed Shares for consideration of approximately 6.5 million Aurora shares and $12.6 million in cash. Based on the shares tendered in the first and second take-up, CanniMed shareholders received approximately $5.70 per share in cash and approximately 2.9486 common shares of Aurora. On May 1, 2018, Aurora completed the take-over bid to purchase all of the issued and outstanding CanniMed Shares by purchasing the remaining outstanding CanniMed Shares by way of a compulsory acquisition under the Canada Business Corporations Act. Approximately 1.2 million CanniMed Shares were acquired for a consideration of approximately 3.4 million Aurora shares and $1.7 million in cash. CanniMed shareholders under the compulsory acquisition each received on average $1.67 cash and 3.2678 common shares of Aurora. The CanniMed Shares were de-listed from the TSX as at the close of business on May 1, 2018.

The Business of CanniMed

CanniMed is a Canadian-based, international plant biopharmaceutical company and a leader in the Canadian medical cannabis industry, with 15 years of pharmaceutical cannabis cultivation experience, a state-of-the-art, GMP-compliant plant production process, including 281 points of quality control, and world class research and development platforms with a wide range of pharmaceutical-grade cannabis products. In addition, CanniMed has an active plant biotechnology research and product development program focused on the production of plant-based materials for pharmaceutical, agricultural and environmental applications.

Each of CanniMed’s wholly owned subsidiaries, Prairie Plant Systems Inc. (“PPS”) and CanniMed, Ltd. (“CMED”) is a Licensed Producer under the ACMPR by continuation of the Licenses granted to PPS and CMED under the MMPR and the exemptions granted pursuant to section 56 of the Controlled Drugs and Substances Act (Canada). PPS was also the sole producer of cannabis for the Government of Canada for more than 13 years under the predecessor MMAR.

CanniMed cultivates and sells pharmaceutical-grade cannabis products in both dried herbal and oil form to Canadians registered under the ACMPR. CanniMed is also a leader in the development of pharmaceutical products containing phytocannabinoids and other compounds found in cannabis. CanniMed believes the emergence of cannabis-based products, particularly cannabis oils and capsules, will have a significant impact on the global pain management market and represents a significant commercial opportunity for CanniMed. CanniMed staff has extensive experience in a number of biopharmaceutical areas, providing CanniMed with a wide base of capabilities to develop new cannabis products, improve existing technologies and to service patients and customers.

CanniMed has developed a proprietary cloning technique, which it currently uses in its propagation techniques for many nutraceutical plants including cannabis. The sale of this technology for uses other than cannabis propagation is pending.

CanniMed also has the capability to purify and isolate cannabinoids and, through Prairie Plant Systems, owns a 19.9% interest in an entity that can manufacture a variety of plant-based active pharmaceutical ingredients, such as high-value proteins (including enzymes and cytokines). CanniMed is currently in discussions to divest its interest in the entity that deals with proteins.

CanniMed was established in 1988 as a privately-held plant biotechnology company with a focus on research and development. CanniMed’s initial research goal was to develop fruit trees hardy enough to survive and thrive in the harsh Canadian climate

In December 2000, Health Canada awarded PPS a five-year contract to develop comprehensive operations for the growing and cultivation of medical cannabis. This began CanniMed’s long history of cannabis cultivation, with the first crops being grown in a biosecure underground growth chamber in Flin Flon, Manitoba. In 2001, PPS became a Licensed Dealer under the NCR and the sole authorized source of dried marijuana for Health Canada under the MMAR. After being awarded its license, CanniMed engaged in an extensive research and development effort to gain a detailed understanding of cannabis genealogy, to identify, catalogue and cultivate an extensive number of cannabis strains, to design and build proprietary growing technologies and to refine its cultivation process to ensure consistent output and maximize yields. CanniMed began selling dried marijuana to the Government of Canada in early 2004.

As CanniMed’s research and development efforts continued as a Licensed Dealer, management of CanniMed increasingly recognized the significant potential for medical cannabis to aid patients in dealing with a large number of medical conditions, including chronic pain. In particular, management of CanniMed believed that medical cannabis products that were manufactured to a pharmaceutical-grade standard would ultimately be accepted in the medical community as a safe and effective treatment option that offers fewer side effects than existing, more aggressive, medications such as opiates that are frequently used to manage chronic pain.

Between 2009 and 2011, CanniMed employed seven patented growing technologies, processes and other trade secrets, and expanded its cultivation infrastructure with a newly constructed 35,000 sq. ft. above-ground facility in Saskatoon, Saskatchewan. Production in this facility is compliant with current “Good Manufacturing Practices”, which are the same standards and procedures that pharmaceutical companies must adhere to in manufacturing their products in North America.

The MMPR came into force on June 19, 2013 and on September 19, 2013, CanniMed’s subsidiaries, PPS and CML, became the first two Licensed Producers under the MMPR.

CanniMed operates biosecure growth facilities located in Saskatoon, Saskatchewan, comprised of a 97,000 sq. ft. above-ground production facility and a 96,000 sq. ft. support building. The 97,000 sq. ft. facility houses 30 large individual production growth chambers and has a total growing capacity of 7,000 kg. The 96,000 sq. ft. support building houses CanniMed’s administrative infrastructure, including laboratories, quality control facilities, maintenance areas, a customer care centre and shipping and distribution facilities. The Saskatoon facility is equipped with a robust state-of-the-art security system, with over 400 separate security devices, including over 160 cameras capturing approximately five terabytes of recorded data per month. In compliance with the ACMPR, the footage recorded by CanniMed’s cameras is stored for two years. The Saskatoon facility also houses five separate Level 7 security compliant vaults, which are required for the storage of controlled substances.

The facility in Saskatoon is focused primarily on the commercialization of medical cannabis, as well as the research and development of new strains of cannabis. The procedures at this facility place a heavy emphasis on patient safety, with a 281-point quality control process.

While traditional growing methods, including greenhouses, are limited by soil conditions and climate, CanniMed’s facilities are unique in the industry in that all crops are grown in its patented biosecure growth chambers, resulting in several key benefits:

•

Controlled Environment: Conditions are completely controlled through automation of light, heat and water. With no drought, floods, wind, insects or harsh natural elements, plants are afforded uninterrupted and optimized growing cycles, resulting in maximal product yields and consistent product quality on a continuous basis;

•

Rapid Plant Growth: Plants often grow faster and stronger in biosecure facilities than they do in fields or greenhouses, potentially as a result of slightly higher carbon dioxide levels in biosecure facilities;

•

Quality Control: The stable environment facilitates CanniMed’s thorough application of “Good Manufacturing Practices”, “Good Agricultural Practices”, “Good Production Practices” and “Good Laboratory Practices”;

•

Pesticides or Herbicides: With no threat of insect, pests, or the plant diseases they can carry, there is no need for pesticides or herbicides and no residues on unpurified bulk material from the CanniMed’s plants. This provides at least two benefits. First, facilitating regulatory compliance by eliminating the need to quantify unwanted material residue throughout the production process, also resulting in cost savings. Second, end-user/consumer perception that CanniMed’s customers may have a preference for material prepared without any contact with pesticides or herbicides; and

•

Secrecy: CanniMed’s Saskatoon facility incorporates extensive security features and provides a limited number of secure entry and exit points. These features facilitate protecting trade secrets and other intellectual property relating to high-value plants. Advanced intrusion alarm systems further ensure plant safety.

CanniMed has commenced a capital project to increase its current cannabinoid oils processing capacity by constructing a new facility on the existing site. The planned “Good Manufacturing Practices”-compliant ethanol extraction facility is designed to have the initial capacity to supply the equivalent of 12 million 60 ml bottles of CanniMed oil per year. The project is estimated to employ 85 full-time employees during a 20-month construction schedule and to commission and create 25 new full-time employment positions. The facility has been designed to accommodate further modular increases in capacity in up to three subsequent phases.

Alfred Pedersen & Søn Joint Venture

On January 4, 2018, Aurora signed a binding term sheet for the formation of a Danish corporation with Alfred Pedersen & Søn (“APS”) pursuant to which Aurora and APS agreed to incorporate Aurora Nordic Cannabis A/S (“Aurora Nordic”). Aurora Nordic was incorporated on February 12, 2018 and Aurora owns 51% of Aurora Nordic while Scandinavian Cannabis A/S (“SC”), a Danish corporation owned by APS, owns 49 % of Aurora Nordic. Aurora and SC are currently negotiating the terms of a shareholder agreement and Aurora anticipates executing this document in June 2018. Aurora Nordic plans to commence construction of a 1 million sq. ft. fully automated cannabis production facility (the “Aurora Nordic Facility”). On January 1, 2018, APS received a licence to cultivate cannabis from Lægemiddelstyrelsen, the Danish Medicines Agency and APS transferred such license to Aurora Nordic. The transfer of the license has been completed in March 2018. Additionally, Aurora anticipates cannabis production capacity at the Aurora Nordic Facility to be in excess of 120,000 kg per annum. Completion of the first 200,000 sq. ft. of the Aurora Nordic Facility is expected in the 3rd quarter of 2018, upon which cultivation will commence. Under the terms of the agreement, Aurora Nordic has the option to access existing greenhouse space that could be utilized for cannabis cultivation starting the summer of 2018. Upon the completion of certain milestones, Aurora and SC intend to fund the Aurora Nordic through a combination of non-dilutive project finance and direct investment by each of Aurora and SC, on a on a pro-rata basis.

The Green Organic Dutchman Holdings Ltd. Investment

On January 12, 2018, Aurora completed its investment in The Green Organic Dutchman Holdings Ltd. (“TGOD”) to purchase an aggregate of $55 million of subscription receipts of TGOD (the “TGOD Subscription Receipts”) at the price of $1.65 per Subscription Receipt (the “TGOD Investment”). Each TGOD Subscription Receipt converted into one unit of TGOD (a “TGOD Unit”) effective May 2, 2018, the date the common shares of TGOD commenced trading in the TSX. Each TGOD Unit consists of one common share and one-half of one common share purchase warrant of TGOD. Each full warrant is exercisable to acquire one common share of TGOD at the exercise price of $3.00 per common share until February 28, 2021.

Additionally, Aurora and TGOD entered into an investor rights agreement (the “TGOD Investor Rights Agreement”), whereby Aurora will have the right to nominate a member to the board of directors of TGOD so long as Aurora maintains an ownership interest in TGOD of at least 10%, on a fully-diluted basis. Aurora will also have the right to subscribe for that number of additional shares of TGOD upon TGOD achieving the following milestones (the “TGOD Milestones”):

a)

a number of common shares equal to 8% of the issued and outstanding common shares of TGOD (calculated on a fully-diluted basis), by August 2, 2018, being three months after TGOD’s common shares were listed on the TSX;

b)

a number of common shares equal to 8% of the issued and outstanding common shares of TGOD (calculated on a fully-diluted basis) if TGOD’s cannabis cultivation facility located in Valleyfield, Quebec (the “Quebec Project”) is permitted and construction of the Quebec Project has reached 50% completion, as determined based on the construction budget of the Quebec Project;

c)

a number of common shares equal to 8% of the common shares (calculated on a fully-diluted basis) upon the Quebec Project receiving a license to cultivate cannabis in accordance with the ACMPR or the Cannabis Act; and

d)	a number of common shares equal to 12% of the common shares (calculated on a fully-diluted basis) when TGOD completes an aggregate of $100,000,000 in sales.

(the “TGOD Milestone Options”)

The price for common shares issued pursuant to these TGOD Milestones shall be based on the volume-weighted average trading price of the common shares of TGOD for the 10 consecutive trading days following the achievement of the relevant TGOD Milestone minus a discount of 10%. As such, until the milestones are achieved, the cost of further investments in TGOD cannot be estimated.

TGOD shall provide a notice (the “TGOD Milestone Notice”) to Aurora within five business days of the achievement of each TGOD Milestone. If Aurora does not exercise any one of the TGOD Milestone Options within 30 days after the date of the TGOD Milestone Notice, then that TGOD Milestone Option and all remaining TGOD Milestone Options will expire.

The TGOD Investor Rights Agreement also provides Aurora with the right to participate in any new equity offerings of TGOD to maintain its pro rata ownership.

In connection with the TGOD Investment, Aurora and TGOD also entered into a cannabis supply agreement whereby Aurora has the right to purchase up to 20% of TGOD’s annual production of organic cannabis from TGOD’s Ancaster, Ontario and Valleyfield, Québec facilities. Aurora will also have the right to purchase up to 33% of TGOD’s organic cannabis production from the two facilities if Aurora increases its equity ownership interest in TGOD to a minimum of 31%, on a fully-diluted basis. In addition, Aurora Larssen, an indirect wholly-owned subsidiary of Aurora, has entered into a consulting and design agreement with TGOD to assist TGOD with the design and consulting for TGOD’s proposed cannabis greenhouse facility located in Valleyfield, Québec. The approximate total value of the contract is $1 million. This is an ordinary course agreement for Aurora Larssen.

Alcanna Inc. (formerly Liquor Stores N.A. Ltd.) Investment

Aurora, through its subsidiary 2095173 Alberta Ltd., agreed to make a strategic investment in Alcanna Inc. (“Alcanna”), subject to Alcanna shareholder approval, by way of a non-brokered private placement (the “Alcanna Investment”). The Alcanna Investment has been structured in two phases, with an initial investment of $103.5 million for an approximate 19.9% ownership interest in Alcanna, with an option for Aurora to increase its ownership stake up to 40% through exercising warrants granted to Aurora in the private placement. Details of the Alcanna Investment are more particularly set out below.

Initial Investment

Pursuant to the Alcanna Investment, Aurora subscribed for 6.9 million common shares in the capital of Alcanna (the “Alcanna Shares”) at a price of $15.00 per Alcanna Share for an aggregate subscription price of $103,500,000 (the “Initial Alcanna Investment”), which results in Aurora acquiring approximately 19.9% of the Alcanna Shares (calculated on a non-diluted basis). The Initial Alcanna Investment did not require Alcanna shareholder approval and closed on February 14, 2018.

Additional Investment

On February 14, 2018, Aurora also subscribed for 2,300,000 subscription receipts of Alcanna (the “Alcanna Subscription Receipts”) at a price of $15.00 per Alcanna Subscription Receipt for aggregate proceeds of $34,500,000 (the “Alcanna Subscription Receipt Funds”). Each Alcanna Subscription Receipt entitles Aurora to receive, without payment of additional consideration, one Alcanna Share for each Alcanna Subscription Receipt held, subject to the satisfaction of certain escrow release conditions. On May 10, 2018, the Alcanna Subscription Receipts were converted into 2,300,000 Alcanna Shares, increasing Aurora’s shareholdings in Alcanna to 9,200,000 Alcanna Shares.

In addition, Alcanna issued to Aurora, for no additional consideration, two classes of Alcanna Share purchase warrants: (1) 10,130,000 warrants with an exercise price of $15.75 per Alcanna Share to allow Aurora to increase its pro rata equity interest in Alcanna to 40% on a fully diluted basis (the “ Alcanna Sunshine Warrants”); and (2) up to 1,750,000 warrants with an exercise price of $15.00 per Alcanna Share exercisable upon any conversion of any of the outstanding 4.70% convertible unsecured subordinated debentures of Alcanna in such amount that is necessary to allow Aurora to maintain its pro rata equity interest in Alcanna (the “ Alcanna Pro Rata Warrants”). The exercise of each of the Alcanna Sunshine Warrants and the Alcanna Pro Rata Warrants was conditional upon the approval of Alcanna shareholders (other than Aurora and its associates or affiliates) at the next annual general meeting of Alcanna shareholders and to approvals required under the Competition Act (Canada). Alcanna received all regulatory and shareholder approval and the Alcanna Sunshine Warrants and the Alcanna Pro Rata Warrants are now exercisable. The Alcanna Sunshine Warrants expire on August 14, 2019 and the Alcanna Pro Rata Warrants expire on January 31, 2022.

The private placement of the Alcanna Subscription Receipts, Alcanna Sunshine Warrants and Alcanna Pro Rata Warrants collectively comprise the “Alcanna Additional Investment”.

The Alcanna Shares, Alcanna Subscription Receipts, Alcanna Sunshine Warrants and the Alcanna Pro Rata Warrants will each be subject to a hold period that will expire four months and one day after the closing of the Alcanna Investment. The parties have agreed that the Alcanna Shares issued pursuant to the Alcanna Investment as well as any Alcanna Shares issuable pursuant to the exercise of the Alcanna Subscription Receipts, the Alcanna Sunshine Warrants or the Alcanna Pro Rata Warrants will be subject to a contractual escrow of twelve (12) months from the closing date of the Alcanna Investment. The contractual escrow is subject to termination upon the occurrence of certain stated events.

Shoppers Drug Mart Cannabis Supply Agreement

On February 28, 2018, Aurora entered into a cannabis supply agreement with Shoppers Drug Mart Inc. (“SDM”). Under the terms of the agreement, Aurora shall sell cannabis products to SDM after SDM receives all applicable regulatory approvals to sell such cannabis products under the ACMPR or its successor legislation, in accordance with purchase orders delivered by SDM to Aurora from time to time. SDM is not obligated to purchase any specific amount of cannabis. In the event SDM does not receive regulatory approval to sell cannabis products, Aurora will sell cannabis products to other purchasers.

Collaboration Agreement with Heinrich Klenk GmbH & Co.

On May 28, 2018, Aurora, through its wholly owned subsidiary Pedanios, has signed a collaboration agreement with Heinrich Klenk GmbH & Co. KG (“Klenk”), one of Europe’s largest medicinal plant companies. Klenk, whose products are carried in over 25,000 pharmacies throughout Germany and Europe, has been importing, exporting, and processing medicinal plants and herbal raw materials for the pharmaceutical industry for over 90 years.

Under the terms of the agreement, Aurora has launched a new cannabis brand in Germany called “Cannabis Klenk” which is produced in Canada, imported by Pedanios, and sold to German pharmacies through Klenk’s existing and wide-reaching pharmaceutical wholesale distribution network.

Binding Term Sheet with Anandia Laboratories Inc.

On June 12, 2018, Aurora signed a binding term sheet under which Aurora intends to acquire all of the issued and outstanding common shares of Anandia Laboratories Inc. (“Anandia”), a privately held company, in an all share transaction valued at approximately $115 million on a fully diluted basis. Aurora will purchase 100% of the issued and outstanding common shares from Anandia’s shareholders in exchange for Aurora Shares. In addition, each Aurora Share will also be accompanied with a warrant exercisable for 1/2 of an Aurora Share at an exercise price equal to the issue price plus 10% with a term of 5 years. The parties intend to complete the transaction by way of a plan of arrangement under the Business Corporations Act (British Columbia).

Anandia’s business includes analytical testing services including potency, pesticides, microbes and terpenes. Anandia’s intellectual property includes the rights to a number of key genes in the cannabinoid pathway, as well as patents pending for genetic markers.

Investment in Choom Holdings Inc.

On June 18, 2018, Aurora announced the closing of a $7 million investment in Choom Holdings Inc. (“Choom”), a reporting issuer trading on the CSE that is focused on the retail, supply and branding of cannabis for recreational consumers. Pursuant to a private placement whereby Choom issued 14,225,352 common shares of Choom at $0.71 per Choom common share for gross proceeds of $10.1 million, Aurora subscribed for and received 9,859,155 Choom common shares.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from the Corporate Secretary of Aurora Cannabis Inc., 900 – 510 Seymour Street, Vancouver, British Columbia, Canada, V6B 1V5, Telephone: 1-844-601-2448. These documents are also available under Aurora’s profile on SEDAR, which can be accessed online at www.sedar.com.

The following documents, filed by Aurora with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

•	the annual information form of Aurora for the year ended June 30, 2017 dated September 25, 2017 (the “Annual Information Form”);

•	the audited consolidated financial statements of Aurora, and the notes thereto for the years ended June 30, 2017 and 2016, together with the auditors’ report thereon;

•	the management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2017;

•	the unaudited condensed interim consolidated financial statements of Aurora for the three and nine months ended March 31, 2018 and 2017, and the notes thereto;

•	the management’s discussion and analysis of financial condition and results of operations for the three and nine months ended March 31, 2018;

•	the management information circular of Aurora dated October 2, 2017 distributed in connection with Aurora’s annual and special meeting of shareholders to be held on November 13, 2017;

•	the material change report dated July 10, 2017 regarding the receipt of conditional approval to list on the TSX;

•	the material change report dated July 12, 2017 regarding passing the first stage of German domestic production tender application process to become a licensed producer of medical cannabis in Germany;

•	the material change report dated July 13, 2017 regarding hosting an Australian delegation led by the Minister of Agriculture and Minister of Regional Development;

•	the material change report dated July 18, 2017 regarding entering a technical services agreement with Cann Group Limited (“Cann Group”);

•	the material change report dated July 21, 2017 regarding the listing and trading of the Aurora Shares on the TSX;

•	the material change report dated July 24, 2017 regarding ringing the bell at start of trading on the TSX;

•	the material change report dated July 31, 2017 regarding the proposed strategic investment in Hempco;

•	the material change report dated July 31, 2017 regarding the debenture conversion by Radient Technologies Inc. (“Radient”);

•	the material change report dated August 8, 2017 regarding the appointment of certain Vice Presidents;

•	the material change report dated August 31, 2017 regarding an operation update;

•	the material change report dated September 18, 2017 regarding the completion of an investment in Hempco;

•	the material change report dated September 19, 2017 regarding the receipt of permits required to ship dried cannabis flower from Canada to Germany;

•	the material change report dated September 26, 2017 regarding the announcement of the fourth quarter and financial year end financial results;

•	the material change report dated September 28, 2017 regarding entering into a hardware supply agreement with Namaste Technologies Inc.;

•	the material change report dated September 29, 2017 regarding the grant of restricted share units and stock options;

•	the material change report dated October 2, 2017 regarding the acquisition of BCNL and UCI;

•	the material change report dated October 5, 2017 regarding the launch of Aurora Envoy™, a patent-pending live plant transporter to target home the home grow market;

•	the material change report dated October 10, 2017 regarding the announcement of the offering units of Aurora;

•	the material change report dated October 10, 2017 regarding the upsize of the offering of units of Aurora;

•	the material change report dated October 16, 2017 regarding a private placement of units untaken concurrently with a public offering of units;

•	the material change report dated October 23, 2017 regarding the extension towards finalizing an agreement with Radient;

•	the material change report dated November 2, 2017 regarding the completion of a $69 million unit offering and $6 million concurrent private placement;

•	the material change report dated November 6, 2017 regarding the signing of a master services agreement and an investor rights agreement with Radient;

•	the material change report dated November 6, 2017 regarding the start of vaporizer sales through Aurora’s website;

•	the material change report dated November 7, 2017 regarding the conversion of the balance of a $25 million debenture;

•	the material change report dated November 7, 2017 regarding the start of vaporizer sales through Aurora’s website;

•	the material change report dated November 9, 2017 regarding Aurora’s Q1 fiscal 2018 results;

•	the material change report dated November 9, 2017 regarding the approval by Hempco shareholders of Aurora’s investment;

•	the material change report dated November 14, 2017 announcing the 2017 annual general meeting results;

•	the material change report dated November 14, 2017 regarding the submission of a proposal to the CanniMed board;

•	the material change report dated November 15, 2017 regarding the acceleration of a warrant expiry date for anticipated proceeds of $50.8 million;

•	the material change report dated November 16, 2017 announcing a $100 million financing;

•	the material change report dated November 16, 2017 regarding the conversion of the remaining balance of a $75 million debenture;

•	the material change report dated November 20, 2017 announcing Aurora’s intention to launch a take-over bid for CanniMed;

•	the material change report dated November 29, 2017 announcing that Aurora launched a take-over bid for CanniMed;

•	the material change report dated November 29, 2017 announcing completion of a $115 million financing;

•	the material change report dated January 5, 2018 announcing a $200 million bought-deal offering;

•

the amended and restated press release dated January 12, 2018 prepared in connection with orders by certain securities regulators that Aurora provide additional information in respect of the launch of the take-over bid for CanniMed;

•

the material change report dated January 26, 2018 announcing that Aurora and CanniMed entered into a support agreement whereby the CanniMed board of directors and the special committee of the CanniMed board have agreed to support a new offer made by Aurora for the acquisition of all of the issued and outstanding shares of CanniMed not owned by Aurora;

•	the material change report dated February 8, 2018 announcing Aurora and Alcanna investment to develop western Canadian retail cannabis business;

•	the material change report dated February 16, 2018 announcing the filing of a Notice of Variation to the CanniMed take-over bid;

•

the management information circular dated December 8, 2017, in respect of shareholder approval for the Aurora Shares to be issued by Aurora pursuant to the take-over bid for CanniMed, excluding CanniMed’s interim condensed consolidated financial statements and related management discussion and analysis as at (Q1) January 31, 2017, (Q2) April 30, 2017 and (Q3) July 31, 2017 filed on SEDAR on March 16, 2017, June 12, 2017 and September 11, 2017, respectively, and CanniMed’s audited consolidated financial statements for the year ended October 31, 2017, together with the notes thereto and the independent auditor’s report thereon, as well as Aurora’s unaudited pro forma consolidated financial statements attached thereto as Appendix “C”;

•	the material change report dated March 19, 2018 announcing Aurora’s success to purchase all of the issued and outstanding common shares of CanniMed;

•	the business acquisition report dated April 30, 2018 in connection with Aurora’s completion of the acquisition of common shares of CanniMed; and

•

the material change report dated May 24, 2018 announcing the entering into of an arrangement agreement, as amended, with MedReleaf pursuant to which Aurora agreed to acquire all of the issued and outstanding common shares of MedReleaf by way of a statutory plan of arrangement.

Material change reports (other than confidential reports), business acquisition reports, annual financial statements, interim financial statements, the associated management’s discussion and analysis of financial condition and results of operations and all other documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference, filed by Aurora with a securities commission or similar regulatory authority in Canada after the date of this Circular and before the Meeting, will be deemed to be incorporated by reference into this Circular. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to Aurora and readers should review all information contained in this Circular and the documents incorporated or deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the statement or document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated herein by reference may also be obtained on request without charge from the Corporate Secretary of Aurora Cannabis Inc., Suite 900, 510 Seymour Street, Vancouver, British Columbia, V6B 1V5, Telephone: 1-844-601-2448.

DIRECTORS AND OFFICERS

The following table sets forth information regarding our directors and executive officers. Each of the directors is elected to hold office until the next annual meeting of Aurora or until a successor is duly elected or appointed.

Name, Province or State		Date of	Principal Occupation Within the
and Country of Residence	Positions with Aurora	Appointment	Past Five Years(1)

Michael Singer(2)(3)(4) Montreal, Quebec Canada	Chairman of the Board and Director	May 20, 2016

Chairman of the Board and Director of Aurora; Chartered Professional Accountant (CPA, CGA), Consultant and Entrepreneur; CFO of Clementia Pharmaceuticals Inc. since May 2015; CFO of Bedrocan Cannabis Corp. from May 2014 to June 2015; and CFO of Thallion Pharmaceuticals Inc. from March 2007 to August 2013.

Terry Booth(4) Edmonton, Alberta Canada	Chief Executive Officer and Director	December 9, 2014	Chief Executive Officer and Director of Aurora; President and part owner of Superior Safety Codes Inc.

Steve Dobler(3) Calgary, Alberta Canada	President and Director	December 9, 2014	President and Director of Aurora; Professional Engineer; Vice President and part owner of Superior Safety Codes Inc.; President of ICC Enterprises Corp. since May 2002.

Jason R.B. Dyck(2)(4) Sherwood Park, Alberta Canada	Director	March 9, 2015	Director of Aurora; Professor, Department of Pediatrics, University of Alberta since July 1999; and Vice- President, Metabolic Modulators Research Ltd. since July 1999.

Adam K. Szweras(2)(3)(4) Toronto, Ontario Canada	Director	August 10, 2015	Director of Aurora; Barrister & Solicitor; Partner at Fogler, Rubinoff LLP since February 2006; and Chairman of Foundation Markets Inc. since December 2005.

Diane Jang Director British Columbia, Canada	Director	November 13, 2017

Director of Aurora; Business Consultant; President, Sunrise Soya Foods Inc. (from October 2015 to December 2016; General Manager, Dairy Alternatives, Earth’s Own Food Company Inc. from May 2008 to 2015; General Manager, International, SoyaWorld Inc. from 2006 to 2008; Director of Sales, SoyaWorld Inc., from 1998 to 2006; Sales and Marketing Manager, Sunrise Soya Foods, from 1992 to 1998.

Name, Province or State		Date of	Principal Occupation Within the
and Country of Residence	Positions with Aurora	Appointment	Past Five Years(1)

Glen Ibbott Vancouver, British Columbia Canada	Chief Financial Officer	May 8, 2017

Chief Financial Officer of Aurora; Chartered Professional Accountant (CPA, CA) and Certified Public Accountant; CFO of QLT Inc. from January 2015 to April 2017; Vice President of Finance of Nordion Inc. August 2010 to Dec 2014.

Cameron Battley Toronto, Ontario Canada	Chief Corporate Officer	November 7, 2016	Chief Corporate Officer of Aurora; President of Health Strategy Group Inc. from January 1998 to March 2016.

Allan Cleiren Edmonton, Alberta Canada	Chief Operating Officer	May 22, 2017

Chief Operating Officer of Aurora; Chartered Professional Accountant (CPA, CA); COO of Jardine Lloyd Thompson Canada Inc. from June 2016 to June 2017; Executive Vice- President of Universal Rail Systems Inc., from April 2012 to February 2016.

Neil Belot Vancouver, British Columbia Canada	Chief Global Business Development Officer	March 21, 2017

Chief Global Business Development Officer of Aurora; Chief Brand Officer at Aurora from September 8, 2015 to March 20, 2017; Executive Director of Canadian Medical Cannabis Industry Association from November 2014 to September 2015; Gas Portfolio & Energy Services Manager of Housing Services Corp. from September 2012 to September 2014.

Darryl Vleeming Edmonton, Alberta Canada	Chief Information Officer	November 2, 2017	Chief Information Officer of Aurora; Vice-President, IS and Chief Information Officer at Capital Power Corporation (2013 to 2017)

Nilda Rivera Vancouver, British Columbia Canada	Vice President, Finance Corporate Secretary	August 1, 2017 September 8, 2015	Vice President, Finance of Aurora; Controller of Aurora from August 2015 to July 31, 2017; and CFO of Avarone Metals Inc. from June 2010 to August 2015.

Jillian Swainson Edmonton, Alberta Canada	Senior Vice President and General Counsel	January 15, 2018	Senior Vice President and General Counsel of Aurora; and Partner at Brownlee LLP

Andre Jerome Lachute, Quebec Canada	Senior Vice President, Business Integration	February 22, 2018	Senior Vice President, Business Integration of Aurora; CEO and Co-Founder of H2 Biopharma Inc from September 2014 to February 2018

Name, Province or State		Date of	Principal Occupation Within the
and Country of Residence	Positions with Aurora	Appointment	Past Five Years(1)

Debra Wilson Edmonton, Alberta Canada	Vice President, Human Resources	June 22, 2017

Vice President, Human Resources of Aurora; Instructor at Northern Alberta Institute of Technology, August 2016 to July 2017; Director of HR of Universal Rail from October 2013 to March 2016; VP of HR & OD of Alberta Pensions Services from January 2011 to October 2016.

Nick Whitehead Vancouver, British Columbia Canada	Vice President, Market Development	August 1, 2017

Vice President, Market Development of Aurora; Manager of Public Affairs at Aurora from January 2016 to July 2017; Director of Organizing for Sensible BC Campaign January 2013 to January 2016; Junior Transportation Planner at McCormick-Rankin Corporation May 2012 to September 2012.

Dieter MacPherson Cochrane, Alberta Canada	Vice President, Production	August 1, 2017

Vice President, Production of Aurora; Manager of Production at Aurora from February 2017 to July 31, 2017; General Manager at Trees Dispensary from February 2015 to January 2017; Executive Director at Victoria Cannabis Buyers Club from March 2013 to February 2015; Shift Manager at Victoria Cannabis Buyers Club from January 2012 to March 2013.

Notes:

(1)	The information as to the principal occupation, business or employment is not within the knowledge of Aurora and has been furnished by the respective director.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee
(4)	Member of the Nominating and Corporate Governance Committee.

DIVIDENDS

Aurora has not declared nor paid any cash dividends on any of its issued shares since its inception. Other than requirements imposed under applicable corporate law, there are no other restrictions on Aurora’s ability to pay dividends under Aurora’s constating documents. Aurora has not paid any dividends on the Aurora Shares since its incorporation. Aurora has no present intention of paying dividends on the Aurora Shares, as it anticipates that all available funds will be invested to finance the growth of its business and, when appropriate, retire debt.

PRIOR SALES

The following table sets forth the issuance of Aurora Shares and securities convertible into Aurora Shares during the 12-period prior to the date of this Circular:

Date of Issuance	Number of Securities Issued	Issue/Exercise Price
August 8, 2017	1,305,000 Aurora Options	$ 2.39
September 29, 2017	3,130,000 Aurora Options	$ 2.76
November 13, 2017	2,865,000 Aurora Options	$ 4.64
December 7, 2017	50,000 Aurora Options	$ 7.00
December 14, 2017	850,000 Aurora Options	$ 7.00
December 15, 2017	100,000 Aurora Options	$ 7.10
December 12, 2017	350,000 Aurora Options	$ 7.03
January 2, 2018	1,075,000 Aurora Options	$ 9.60
January 10, 2018	400,000 Aurora Options	$13.63
January 12, 2018	200,000 Aurora Options	$12.24
January 15, 2018	650,000 Aurora Options	$10.32
January 22, 2018	50,000 Aurora Options	$10.32
January 31, 2018	150,000 Aurora Options	$11.50
February 2, 2018	100,000 Aurora Options	$10.22
February 7, 2018	1,750,000 Aurora Options	$11.53
February 19, 2018	250,000 Aurora Options	$10.13
February 26, 2018	250,000 Aurora Options	$10.57
March 5, 2018	150,000 Aurora Options	$10.63
March 7, 2018	150,000 Aurora Options	$11.74
March 13, 2018	125,000 Aurora Options	$11.65
March 19, 2018	325,000 Aurora Options	$10.95
March 21, 2018	100,000 Aurora Options	$10.30
March 28, 2018	50,000 Aurora Options	$ 9.53
March 29, 2018	25,000 Aurora Options	$ 9.03
April 3, 2018	100,000 Aurora Options	$ 9.07
April 9, 2018	250,000 Aurora Options	$ 8.10
April 12, 2018	100,000 Aurora Options	$ 7.93
April 17, 2018	50,000 Aurora Options	$ 8.93
April 23, 2018	100,000 Aurora Options	$ 8.61
April 24, 2018	50,000 Aurora Options	$ 8.02
April 25, 2018	100,000 Aurora Options	$ 8.24
April 27, 2018	100,000 Aurora Options	$ 7.72
May 3, 2018	350,000 Aurora Options	$ 7.95
May 7, 2018	50,000 Aurora Options	$ 8.03
May 10, 2018	100,000 Aurora Options	$ 8.03
May 11, 2018	175,000 Aurora Options	$ 7.96
May 14, 2018	455,000 Aurora Options	$ 8.07
May 23, 2018	275,000 Aurora Options	$ 8.38
May 28, 2018	125,000 Aurora Options	$ 8.02
May 30, 2018	50,000 Aurora Options	$ 8.14
May 31, 2018	150,000 Aurora Options	$ 8.18
June 5, 2018	250,000 Aurora Options	$ 8.71
October 10, 2017	582,890 Aurora Warrants (3)	$ 3.00
November 9, 2017	69,946 Aurora Warrants (3)	$ 3.00
November 27, 2017	93,262 Aurora Warrants (3)	$ 3.00
December 1, 2017	93,262 Aurora Warrants (3)	$ 3.00

Date of Issuance	Number of Securities Issued	Issue/Exercise Price
December 14, 2017	93,262 Aurora Warrants (3)	$ 3.00
September 29, 2017	89,107 Aurora Warrants (5)	$ 2.81
November 2, 2017	25,000,000 Aurora Warrants (6)	$ 4.00
November 2, 2017	1,333,980 Aurora Warrants	$ 3.00
January 12, 2018	17,692,308 Aurora Debentures	$ 6.50
March 9, 2018	17,624,521 Aurora Debentures	$13.05
June 29, 2017	4,166 Aurora Shares (1)	$ 1.30
July 11, 2017	60,000 Aurora Shares (1)	$ 0.30
July 17, 2017	150 Aurora Shares (1)	$ 1.30
July 21, 2017	40,000 Aurora Shares (1)	$ 0.30
July 24, 2017	175,000 Aurora Shares (1)	$ 2.25
July 31, 2017	43,749 Aurora Shares (1)	$ 0.66
August 14, 2017	52,600 Aurora Shares (1)	$ 0.30
August 14, 2017	250 Aurora Shares (1)	$ 1.30
August 16, 2017	100,000 Aurora Shares (1)	$ 0.30
August 21, 2017	14,584 Aurora Shares (1)	$ 0.66
August 29, 2017	12,498 Aurora Shares (1)	$ 0.30
August 30, 2017	4,166 Aurora Shares (1)	$ 1.30
September 8, 2017	58,333 Aurora Shares (1)	$ 0.66
September 18, 2017	250 Aurora Shares (1)	$ 1.30
September 20, 2017	5,000 Aurora Shares (1)	$ 0.30
September 20, 2017	17,000 Aurora Shares (1)	$ 0.34
September 28, 2017	100,000 Aurora Shares (1)	$ 0.46
September 28, 2017	13,500 Aurora Shares (1)	$ 1.30
October 3, 2017	4,166 Aurora Shares (1)	$ 1.30
October 5, 2017	31,250 Aurora Shares (1)	$ 2.49
October 10, 2017	17,499 Aurora Shares (1)	$ 0.30
October 10, 2017	24,999 Aurora Shares (1)	$ 1.30
October 12, 2017	4,166 Aurora Shares (1)	$ 1.30
October 25, 2017	7,500 Aurora Shares (1)	$ 1.30
November 3, 2017	3,000 Aurora Shares (1)	$ 1.30
November 14, 2017	12,500 Aurora Shares (1)	$ 0.30
November 16, 2017	350,000 Aurora Shares (1)	$ 2.18
November 16, 2017	350,000 Aurora Shares (1)	$ 2.25
November 16, 2017	500 Aurora Shares (1)	$ 1.30
November 17, 2017	14,583 Aurora Shares (1)	$ 0.66
November 17, 2017	2,083 Aurora Shares (1)	$ 0.30
November 17, 2017	16,666 Aurora Shares (1)	$ 2.49
November 22, 2017	47,916 Aurora Shares (1)	$ 2.49
November 28, 2017	2,000 Aurora Shares (1)	$ 1.30
November 30, 2017	100,000 Aurora Shares (1)	$ 0.46
November 30, 2017	100,000 Aurora Shares (1)	$ 0.58
November 30, 2017	187,500 Aurora Shares (1)	$ 2.56
November 30, 2017	20,833 Aurora Shares (1)	$ 2.39
November 30, 2017	23,551 Aurora Shares (1)	$ 0.30
December 11, 2017	33,332 Aurora Shares (1)	$ 1.30
December 18, 2017	49,666 Aurora Shares (1)	$ 1.30
December 19, 2017	2,000 Aurora Shares (1)	$ 1.30
December 28, 2017	200,000 Aurora Shares (1)	$ 2.49
December 28, 2017	9,800 Aurora Shares (1)	$ 2.76
December 28, 2017	9,800 Aurora Shares (1)	$ 2.76

Date of Issuance	Number of Securities Issued	Issue/Exercise Price
January 3, 2018	4,166 Aurora Shares (1)	$ 2.76
January 4, 2018	30,000 Aurora Shares (1)	$ 0.30
January 4, 2018	4,168 Aurora Shares (1)	$ 1.30
January 8, 2018	22,500 Aurora Shares (1)	$ 0.30
January 8, 2018	4,168 Aurora Shares (1)	$ 1.30
January 8, 2018	14,747 Aurora Shares (1)	$ 0.30
January 9, 2018	20,000 Aurora Shares (1)	$ 2.76
January 9, 2018	25,500 Aurora Shares (1)	$ 1.30
January 10, 2018	3,333 Aurora Shares (1)	$ 2.76
January 16, 2018	34,288 Aurora Shares (1)	$ 0.30
January 17, 2018	1,800 Aurora Shares (1)	$ 1.30
January 18, 2018	18,747 Aurora Shares (1)	$ 0.30
January 18, 2018	80,000 Aurora Shares (1)	$ 0.55
January 24, 2018	5,833 Aurora Shares (1)	$ 0.30
January 24, 2018	8,334 Aurora Shares (1)	$ 1.30
January 24, 2018	3,333 Aurora Shares (1)	$ 2.76
January 24, 2018	11,832 Aurora Shares (1)	$ 1.30
February 14, 2018	14,583 Aurora Shares (1)	$ 0.66
February 14, 2018	22,500 Aurora Shares (1)	$ 0.30
February 14, 2018	20,833 Aurora Shares (1)	$ 1.30
February 15, 2018	5,000 Aurora Shares (1)	$ 2.76
February 15, 2018	12,500 Aurora Shares (1)	$ 4.64
February 22, 2018	2,000 Aurora Shares (1)	$ 0.34
February 22, 2018	50,000 Aurora Shares (1)	$ 0.30
March 1, 2018	31,250 Aurora Shares (1)	$ 2.49
March 1, 2018	4,166 Aurora Shares (1)	$ 2.76
March 7, 2018	8,334 Aurora Shares (1)	$ 2.49
March 9, 2018	4,166 Aurora Shares (1)	$ 4.64
March 13, 2018	3,474 Aurora Shares (1)	$ 0.30
March 13, 2018	100,000 Aurora Shares (1)	$ 0.46
March 13, 2018	22,082 Aurora Shares (1)	$ 2.76
March 14, 2018	59,782 Aurora Shares (1)	$0.295
March 14, 2018	181,666 Aurora Shares (1)	$ 0.30
March 14, 2018	18,334 Aurora Shares (1)	$ 2.25
March 14, 2018	35,833 Aurora Shares (1)	$ 2.39
March 14, 2018	187,500 Aurora Shares (1)	$ 2.49
March 14, 2018	62,500 Aurora Shares (1)	$ 2.56
March 14, 2018	27,083 Aurora Shares (1)	$ 2.76
March 15, 2018	5,833 Aurora Shares (1)	$ 0.30
March 15, 2018	17,833 Aurora Shares (1)	$ 1.30
March 16, 2018	20,000 Aurora Shares (1)	$ 1.30
March 20, 2018	45,833 Aurora Shares (1)	$ 1.30
March 20, 2018	26,667 Aurora Shares (1)	$ 2.39
March 20, 2018	25,000 Aurora Shares (1)	$ 4.64
March 22, 2018	8,333 Aurora Shares (1)	$ 4.64
March 23, 2018	30,000 Aurora Shares (1)	$ 1.30
March 23, 2018	8,000 Aurora Shares (1)	$ 7.03
March 26, 2018	350,000 Aurora Shares (1)	$ 0.40
April 3, 2018	12,504 Aurora Shares (1)	$ 1.30
April 4, 2018	18,750 Aurora Shares (1)	$ 2.76
April 11, 2018	13,333 Aurora Shares (1)	$ 2.39

Date of Issuance	Number of Securities Issued	Issue/Exercise Price
April 11, 2018	8,333 Aurora Shares (1)	$ 2.76
April 12, 2018	16,668 Aurora Shares (1)	$ 1.30
April 20, 2018	4,416 Aurora Shares (1)	$ 2.76
April 27, 2018	6,000 Aurora Shares (1)	$ 2.76
May 3, 2018	2,000 Aurora Shares (1)	$ 0.34
May 3, 2018	4,166 Aurora Shares (1)	$ 4.64
May 4, 2018	5,836 Aurora Shares (1)	$ 0.30
May 4, 2018	8,334 Aurora Shares (1)	$ 1.30
May 4, 2018	3,333 Aurora Shares (1)	$ 2.76
May 11, 2018	2,000 Aurora Shares (1)	$ 0.34
May 14, 2018	8,500 Aurora Shares (1)	$ 1.30
May 15, 2018	50,000 Aurora Shares (1)	$ 1.30
May 15, 2018	3,000 Aurora Shares (1)	$ 2.76
May 16, 2018	300 Aurora Shares (1)	$ 1.30
May 16, 2018	11,032 Aurora Shares (1)	$ 2.76
May 18, 2018	350,000 Aurora Shares (1)	$ 2.25
May 18, 2018	8,333 Aurora Shares (1)	$ 2.76
May 22, 2018	200 Aurora Shares (1)	$ 1.30
May 22, 2018	31,250 Aurora Shares (1)	$ 2.49
May 22, 2018	3,333 Aurora Shares (1)	$ 2.76
May 24, 2018	2,500 Aurora Shares (1)	$ 2.76
May 24, 2018	4,167 Aurora Shares (1)	$ 4.64
May 25, 2018	18,000 Aurora Shares (1)	$ 1.30
May 28, 2018	3,000 Aurora Shares (1)	$ 4.64
May 31, 2018	700 Aurora Shares (1)	$ 4.64
June 1, 2018	6,667 Aurora Shares (1)	$ 2.39
June 1, 2018	4,166 Aurora Shares (1)	$ 7.03
June 8, 2018	200 Aurora Shares (1)	$ 1.30
June 8, 2018	3,000 Aurora Shares (1)	$ 4.64
June 8, 2018	8,333 Aurora Shares (1)	$ 2.49
June 15, 2017	10,909 Aurora Shares (2)	$ 0.55
June 16, 2017	20,000 Aurora Shares (2)	$ 0.55
June 19, 2017	39,091 Aurora Shares (2)	$ 0.55
June 20, 2017	300,000 Aurora Shares (2)	$ 0.55
June 21, 2017	25,609 Aurora Shares (2)	$ 0.55
June 29, 2017	100,000 Aurora Shares (2)	$ 0.55
June 30, 2017	25,000 Aurora Shares (2)	$ 0.55
July 4, 2017	123,750 Aurora Shares (2)	$ 0.55
July 6, 2017	50,000 Aurora Shares (2)	$ 0.55
July 25, 2017	5,000 Aurora Shares (2)	$ 0.55
August 14, 2017	200,000 Aurora Shares (2)	$ 0.50
August 17, 2017	25,000 Aurora Shares (2)	$ 0.55
August 18, 2017	25,000 Aurora Shares (2)	$ 0.55
August 21, 2017	25,000 Aurora Shares (2)	$ 0.55
August 22, 2017	25,000 Aurora Shares (2)	$ 0.55
August 31, 2017	312,500 Aurora Shares (2)	$ 0.55
September 7, 2017	300,000 Aurora Shares (2)	$ 0.50
September 18, 2017	100,000 Aurora Shares (2)	$ 0.50
September 20, 2017	17,500 Aurora Shares (2)	$ 0.55
September 25, 2017	62,500 Aurora Shares (2)	$ 0.55
October 6, 2017	38,000 Aurora Shares (2)	$ 0.55

Date of Issuance	Number of Securities Issued	Issue/Exercise Price
October 6, 2017	8,000 Aurora Shares (2)	$ 3.00
October 17, 2017	12,500 Aurora Shares (2)	$ 0.55
October 17, 2017	67,500 Aurora Shares (2)	$ 3.00
October 23, 2017	160,000 Aurora Shares (2)	$ 0.50
November 6, 2017	20,850 Aurora Shares (2)	$ 3.00
November 7, 2017	5,500 Aurora Shares (2)	$ 3.00
November 8, 2017	1,400,000 Aurora Shares (2)	$ 0.50
November 8, 2017	179,500 Aurora Shares (2)	$ 3.00
November 10, 2017	200,000 Aurora Shares (2)	$ 0.50
November 10, 2017	33,600 Aurora Shares (2)	$ 3.00
November 10, 2017	59,125 Aurora Shares (2)	$ 0.55
November 13, 2017	144,150 Aurora Shares (2)	$ 3.00
November 13, 2017	39,125 Aurora Shares (2)	$ 0.55
November 16, 2017	3,238,397 Aurora Shares (2)	$ 3.00
November 16, 2017	20,000 Aurora Shares (2)	$ 0.55
November 16, 2017	168,670 Aurora Shares (2)	$ 4.00
November 17, 2017	6,774,101 Aurora Shares (2)	$ 3.00
November 20, 2017	3,000 Aurora Shares (2)	$ 4.00
November 20, 2017	473,450 Aurora Shares (2)	$ 3.00
November 20, 2017	175,875 Aurora Shares (2)	$ 0.55
November 21, 2017	1,500 Aurora Shares (2)	$ 4.00
November 21, 2017	455,800 Aurora Shares (2)	$ 3.00
November 22, 2017	101,900 Aurora Shares (2)	$ 4.00
November 22, 2017	960,451 Aurora Shares (2)	$ 3.00
November 23, 2017	299,950 Aurora Shares (2)	$ 3.00
November 23, 2017	83,300 Aurora Shares (2)	$ 4.00
November 24, 2017	1,425,096 Aurora Shares (2)	$ 3.00
November 24, 2017	6,500 Aurora Shares (2)	$ 4.00
November 27, 2017	857,648 Aurora Shares (2)	$ 3.00
November 27, 2017	1,530 Aurora Shares (2)	$ 4.00
November 28, 2017	5,015,850 Aurora Shares (2)	$ 4.00
November 28, 2017	125,000 Aurora Shares (2)	$ 0.55
November 28, 2017	1,620,457 Aurora Shares (2)	$ 3.00
November 28, 2017	25,346 Aurora Shares (2)	$ 3.00
November 29, 2017	31,250 Aurora Shares (2)	$ 0.55
November 29, 2017	2,000 Aurora Shares (2)	$ 4.00
November 29, 2017	213,050 Aurora Shares (2)	$ 3.00
November 30, 2017	2,000 Aurora Shares (2)	$ 4.00
November 30, 2017	62,500 Aurora Shares (2)	$ 0.55
November 30, 2017	305,942 Aurora Shares (2)	$ 3.00
December 1, 2017	372,942 Aurora Shares (2)	$ 3.00
December 1, 2017	300 Aurora Shares (2)	$ 4.00
December 1, 2017	18,750 Aurora Shares (2)	$ 0.55
December 4, 2017	25,000 Aurora Shares (2)	$ 3.00
December 4, 2017	117,300 Aurora Shares (2)	$ 4.00
December 5, 2017	500,000 Aurora Shares (2)	$ 0.55
December 6, 2017	62,650 Aurora Shares (2)	$ 3.00
December 6, 2017	1,000 Aurora Shares (2)	$ 4.00
December 7, 2017	6,750 Aurora Shares (2)	$ 3.00
December 7, 2017	2,000 Aurora Shares (2)	$ 4.00
December 8, 2017	97,000 Aurora Shares (2)	$ 3.00

Date of Issuance	Number of Securities Issued	Issue/Exercise Price
December 8, 2017	3,000 Aurora Shares (2)	$ 4.00
December 11, 2017	18,750 Aurora Shares (2)	$ 0.55
December 12, 2017	1,550 Aurora Shares (2)	$ 4.00
December 12, 2017	103,000 Aurora Shares (2)	$ 3.00
December 13, 2017	165,018 Aurora Shares (2)	$ 3.00
December 13, 2017	1,400 Aurora Shares (2)	$ 4.00
December 14, 2017	750,000 Aurora Shares (2)	$ 0.55
December 14, 2017	93,262 Aurora Shares (2)	$ 3.00
December 14, 2017	125 Aurora Shares (2)	$ 4.00
December 15, 2017	684,871 Aurora Shares (2)	$ 3.00
December 18, 2017	4,200,000 Aurora Shares (2)	$ 4.00
December 20, 2017	4,183,000 Aurora Shares (2)	$ 4.00
December 28, 2017	76,900 Aurora Shares (2)	$ 4.00
December 29, 2017	1,047,400 Aurora Shares (2)	$ 4.00
January 2, 2018	200,000 Aurora Shares (2)	$ 4.00
January 3, 2018	27,500 Aurora Shares (2)	$ 0.55
January 4, 2018	266,350 Aurora Shares (2)	$ 4.00
January 4, 2018	190,092 Aurora Shares (2)	$ 3.00
January 8, 2018	20,760 Aurora Shares (2)	$ 4.00
January 8, 2018	250,000 Aurora Shares (2)	$ 0.55
January 10, 2018	3,500 Aurora Shares (2)	$ 4.00
January 11, 2018	201,365 Aurora Shares (2)	$ 4.00
January 12, 2018	25,346 Aurora Shares (2)	$ 3.00
January 12, 2018	150,000 Aurora Shares (2)	$ 4.00
January 16, 2018	1,564 Aurora Shares (2)	$ 4.00
January 18, 2018	4,500 Aurora Shares (2)	$ 4.00
January 19, 2018	210,225 Aurora Shares (2)	$ 4.00
January 22, 2018	311,210 Aurora Shares (2)	$ 4.00
January 23, 2018	100,000 Aurora Shares (2)	$ 4.00
January 24, 2018	54,300 Aurora Shares (2)	$ 4.00
January 25, 2018	195,900 Aurora Shares (2)	$ 4.00
January 26, 2018	122,500 Aurora Shares (2)	$ 4.00
January 29, 2018	500,000 Aurora Shares (2)	$ 0.55
January 29, 2018	15,000 Aurora Shares (2)	$ 4.00
January 30, 2018	80,000 Aurora Shares (2)	$ 4.00
February 1, 2018	4,200 Aurora Shares (2)	$ 4.00
February 14, 2018	96,875 Aurora Shares (2)	$ 0.55
March 2, 2018	12 Aurora Shares (2)	$ 4.00
March 15, 2018	75,281 Aurora Shares (2)	$ 4.00
April 4, 2018	75,000 Aurora Shares (2)	$ 0.55
May 1, 2018	125,000 Aurora Shares (2)	$ 0.55
May 2, 2018	40 Aurora Shares (2)	$ 4.00
May 24, 2018	17,050 Aurora Shares (2)	$ 4.00
June 5, 2018	158,330 Aurora Shares (2)	$ 4.00
June 6, 2018	71,200 Aurora Shares (2)	$ 4.00
June 7, 2018	20,000 Aurora Shares (2)	$ 4.00
June 15, 2018	360 Aurora Shares (2)	$ 4.00
October 10, 2017	1,165,781 Aurora Shares (3)	$ 2.25
November 9, 2017	139,893 Aurora Shares (3)	$ 2.25
November 27, 2017	186,525 Aurora Shares (3)	$ 2.25
December 1, 2017	186,525 Aurora Shares (3)	$ 2.25

Date of Issuance	Number of Securities Issued	Issue/Exercise Price
December 14, 2017	186,525 Aurora Shares (3)	$ 2.25
June 30, 2017	45,593 Aurora Shares (4)	$ 3.29
August 25, 2017	50,000 Aurora Shares (4)	$ 2.00
September 26, 2017	75,000 Aurora Shares (4)	$ 2.00
October 2, 2017	100,000 Aurora Shares (4)	$ 2.00
October 4, 2017	7,598 Aurora Shares (4)	$ 3.29
October 12, 2017	25,000 Aurora Shares (4)	$ 2.00
November 7, 2017	57,750 Aurora Shares (4)	$ 3.29
November 7, 2017	27,500 Aurora Shares (4)	$ 2.00
November 8, 2017	72,948 Aurora Shares (4)	$ 3.29
November 9, 2017	60,790 Aurora Shares (4)	$ 3.29
November 10, 2017	47,720 Aurora Shares (4)	$ 3.29
November 10, 2017	47,500 Aurora Shares (4)	$ 2.00
November 13, 2017	100,000 Aurora Shares (4)	$ 2.00
November 13, 2017	135,258 Aurora Shares (4)	$ 3.29
November 14, 2017	65,500 Aurora Shares (4)	$ 2.00
November 14, 2017	767,173 Aurora Shares (4)	$ 3.29
November 15, 2017	35,000 Aurora Shares (4)	$ 2.00
November 15, 2017	75,987 Aurora Shares (4)	$ 3.29
November 16, 2017	304,255 Aurora Shares (4)	$ 3.29
November 16, 2017	125,000 Aurora Shares (4)	$ 2.00
November 17, 2017	12,500 Aurora Shares (4)	$ 2.00
November 17, 2017	3,106,383 Aurora Shares (4)	$ 3.29
November 20, 2017	12,500 Aurora Shares (4)	$ 2.00
November 20, 2017	1,913,678 Aurora Shares (4)	$ 3.29
November 21, 2017	75,000 Aurora Shares (4)	$ 2.00
November 21, 2017	37,993 Aurora Shares (4)	$ 3.29
November 22, 2017	100,000 Aurora Shares (4)	$ 2.00
November 22, 2017	1,327,963 Aurora Shares (4)	$ 3.29
November 23, 2017	37,993 Aurora Shares (4)	$ 3.29
November 24, 2017	276,595 Aurora Shares (4)	$ 3.29
November 27, 2017	12,321,275 Aurora Shares (4)	$ 3.29
November 28, 2017	5,000 Aurora Shares (4)	$ 2.00
November 28, 2017	95,136 Aurora Shares (4)	$ 3.29
November 29, 2017	178,419 Aurora Shares (4)	$ 3.29
November 30, 2017	9,118 Aurora Shares (4)	$ 3.29
December 1, 2017	174,500 Aurora Shares (4)	$ 2.00
December 1, 2017	3,951 Aurora Shares (4)	$ 3.29
December 4, 2017	75,000 Aurora Shares (4)	$ 2.00
December 4, 2017	30,395 Aurora Shares (4)	$ 3.29
December 6, 2017	30,395 Aurora Shares (4)	$ 3.29
December 8, 2017	497,500 Aurora Shares (4)	$ 2.00
December 11, 2017	707,500 Aurora Shares (4)	$ 2.00
December 14, 2017	47,416 Aurora Shares (4)	$ 3.29
December 15, 2017	340,425 Aurora Shares (4)	$ 3.29
December 18, 2017	1,464,133 Aurora Shares (4)	$ 3.29
January 17, 2018	3,495,846 Aurora Shares (4)	$ 6.50
January 18, 2018	196,153 Aurora Shares (4)	$ 6.50
January 22, 2018	13,476,461 Aurora Shares (4)	$ 6.50
January 23, 2018	80,000 Aurora Shares (4)	$ 6.50
January 29, 2018	15,384 Aurora Shares (4)	$ 6.50

Date of Issuance	Number of Securities Issued	Issue/Exercise Price
February 28, 2018	13,076 Aurora Shares (4)	$ 6.50
March 12, 2018	11,846 Aurora Shares (4)	$ 6.50
March 14, 2018	17,241 Aurora Shares (4)	$13.05
March 19, 2018	7,692 Aurora Shares (4)	$ 6.50
March 20, 2018	3,846 Aurora Shares (4)	$ 6.50
April 2, 2018	19,230 Aurora Shares (4)	$ 6.50
April 3, 2018	3,846 Aurora Shares (4)	$ 6.50
April 5, 2018	19,230 Aurora Shares (4)	$ 6.50
April 6, 2018	7,692 Aurora Shares (4)	$ 6.50
April 10, 2018	229 Aurora Shares (4)	$13.05
April 27, 2018	4,615 Aurora Shares (4)	$ 6.50
May 15, 2018	6,153 Aurora Shares (4)	$ 6.50
May 25, 2018	1,072 Aurora Shares (4)	$13.05
June 5, 2018	7,692 Aurora Shares (4)	$ 6.50
June 8, 2018	769 Aurora Shares (4)	$ 6.50
June 14, 2018	24,615 Aurora Shares (4)	$ 6.50
September 29, 2017	89,107 Aurora Shares (5)	$ 2.78
November 30, 2017	4,789,273 Aurora Shares (5)	$ 8.00
March 15, 2018	63,330,347 Aurora Shares (5)	$11.25
March 26, 2018	5,998,548 Aurora Shares (5)	$ 9.90
May 1, 2018	3,417,951 Aurora Shares (5)	$ 7.88
November 2, 2017	25,000,000 Aurora Shares (6)	$ 3.00
August 28, 2017	3,178,177 Aurora Shares (7)	$2.135
October 30, 2017	1,838,116 Aurora Shares (7)	$ 2.65
February 8, 2018	118,898 Aurora Shares (7)	$10.51
May 24, 2018	182,853 Aurora Shares (7)	$ 8.26
November 29, 2017	127,128 Aurora Shares (8)	$ 6.75

Notes:

(1)	Issued on the exercise of stock options.
(2)	Issued on the exercise of warrants.
(3)	Issued on the exercise of compensation options.
(4)	Issued on the conversion of debentures.
(5)	Issued pursuant to business combinations and acquisition of assets.
(6)	Issued pursuant to a private placement of units. Each unit consisted of one common share and one warrant.
(7)	Issued on achievement of performance milestones pursuant to a business combination.
(8)	Issued on the exercise of vested restricted share units.

MARKET PRICE AND TRADING VOLUME OF AURORA SHARES

The Aurora Shares have been listed on the TSX under the trading symbol “ACB” since July 24, 2017 and on the OTCQX since March 30, 2017 under the trading symbol “ACBFF”. Prior to this the Aurora Shares were listed on the TSX Venture Exchange (the “TSXV”). The following tables set forth information relating to the trading of the Aurora Shares on the TSX and the TSXV for the months indicated.

	TSX Price Range ($)
Month	High	Low	Total Volume
July 24 -31 2017	2.820	2.630	12,867,225
August 2017	2.710	2.350	17,501,808
September 2017	2.890	2.490	31,775,052
October 2017	3.19	2.65	80,450,988
November 2017	8.66	3.01	554,248,727
December 2017	10.52	6.31	254,972,431
January, 2018	15.20	8.90	604,723,498
February, 2018	12.55	7.11	365,286,690
March 2018	11.98	8.81	217,623,205
April 2018	9.34	6.75	226,335,287
May 2018	8.77	7.17	149,828,955
June 1 – 14, 2018	10.22	8.02	109,800,447

	TSXV Price Range ($)
Month	High	Low	Total Volume
June 2017	2.340	1.900	42,385,846
July 1 – 21, 2017	2.595	2.050	19,818,243

AUDIT COMMITTEE

Aurora’s audit committee has various responsibilities as set forth in NI 52-110 made under securities legislation, concerning constitution of its audit committee and its relationship with its independent auditor and among such responsibilities being a requirement that the audit committee establish a written charter that sets out its responsibilities.

Composition of the Audit Committee

At the present time, Aurora’s Audit Committee is composed of the following members:

	Independent/Not	Financially Literate/Not
Member	Independent (1)	Financially Literate(2)	Relevant Education and Experience

Michael Singer Chair	Independent	Financially Literate

Mr. Singer is a CPA. He is currently CFO of Clementia Pharmaceuticals Inc., a public company listed on the NASDAQ. He previously served as a director, CFO and audit committee member for other publicly traded companies.

Adam Szweras	Independent	Financially Literate

Mr. Szweras, LLB, is a partner at Fogler, Rubinoff LLP. He is currently Chairman of a merchant bank and serves as a director and/or officer and audit committee member for other publicly traded companies.

Jason R. B. Dyck	Independent	Financially Literate	Mr Dyck is a professor in the Department of Pediatrics, University of Alberta since July 1999; and Vice- President, Metabolic Modulators Research Ltd. since July 1999.

Notes:

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with Aurora that could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Aurora’s financial statements.

Audit Committee Charter

A copy of the charter of the audit committee is available as Schedule “A” to the AIF.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than MNP.

Reliance on Certain Exemptions

At no time has Aurora relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, other than as set out in the audit committee charter.

External Auditor Service Fees (By Category)

The Audit Committee has reviewed the nature and amount of the audit services provided by MNP to Aurora to ensure auditor independence. The aggregate fees billed by Aurora’s external auditor during the financial years ended June 30, 2017 and June 30, 2016 were as follows:

		Audit Related		All Other Fees
Financial Period Ending	Audit Fees ($) (1)	Fees ($) (2)	Tax Fees ($) (3)	($) (4)
2017	86,000	73,268	6,699	7,610
2016	79,759	Nil	22,644	47,652

(1)	“Audit Fees” includes fees for the performance of the annual audit and for accounting consultations on matters reflected in the financial statements.
(2)

“Audit-Related Fees” includes fees for assurance and related services that are related to the performance of the review of the financial statements including fees for Annual Information Form and “earn-in” audit work and are not reported under (1).

(3)	“Tax Fees” includes fees for tax compliance, tax planning and tax advice.
(4)	“All Other Fees” includes fees on consultations on acquisition related matters.

APPENDIX “G”
INFORMATION CONCERNING THE COMBINED COMPANY

Overview

On completion of the Arrangement, MedReleaf will be a wholly-owned subsidiary of Aurora (hereinafter referred to as the “Combined Company”) and will continue the operations of Aurora and MedReleaf on a combined basis. The Combined Company will continue to be governed by the laws of British Columbia.

The Combined Company’s head office will continue to be located Suite 900, 510 Seymour Street, Vancouver, British Columbia, V6B 1V5. Its registered and records office will continue to be located at 1500 –1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

Organization Chart

The following chart illustrates Combined Company’s principal subsidiaries after completion of the Arrangement:

Description of Share Capital

The share capital of the Combined Company will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the Consideration Shares contemplated in the Arrangement. The Combined Company’s authorized share capital will continue to consist of an unlimited number of Aurora Shares without par value. Shareholders of the Combined Company are entitled to receive notice of, and to one vote per Aurora Share at, every meeting of shareholders, to receive such dividends as the Combined Company’s board of directors declares and to share equally in the assets of the Combined Company upon the liquidation, dissolution or winding up of the Combined Company after the creditors of the Combined Company have been satisfied.

Aurora’s share capital will also continue to consist of an unlimited number of Class A Shares with a par value of $1.00 each and an unlimited number of Class B Shares with a par value of $5.00 each. Holders of Aurora Shares are entitled to dividends, if, as and when declared by the Combined Company’s board of directors and, upon liquidation, to participate equally in such assets of Aurora as are distributed to the Aurora Shareholders. Aurora has not paid dividends in the past and does not anticipate paying dividends in the near future. Aurora expects to retain its earnings to finance further growth and, when appropriate, retire debt.

Post-Arrangement Shareholdings

Assuming that no dissent rights are exercised by holders of MedReleaf Shares in respect of the Arrangement Resolution under the Arrangement, Aurora expects to issue up 368,273,291 Aurora Shares to former shareholders of MedReleaf (including Aurora Shares issued for MedReleaf Legacy Options and MedReleaf DSUs) and will reserve approximately 26,301,065 Aurora Shares for issuance pursuant to the MedReleaf Plan Options and MedReleaf Warrants.

Following the successful completion of the Arrangement, MedReleaf will be a wholly-owned subsidiary of Aurora and the Combined Company expects to have approximately 934,040,511 Aurora Shares issued and outstanding. Existing Aurora Shareholders and former MedReleaf Shareholders will own approximately 61% and 39%, respectively, of the outstanding Aurora Shares.

To the knowledge of the directors and executive officers of Aurora, based on publicly available information relating to Aurora and MedReleaf, as of the date of this Circular and after giving effect to the Arrangement, no person will beneficially own, directly or indirectly, or exercise control or direction over, securities of the Combined Company carrying 10% or more of the voting rights attached to all outstanding Aurora Shares.

Consolidated Capitalization

The following table sets forth Aurora’s consolidated capitalization as at March 31, 2018, adjusted to give effect to any material changes in the share capital of Aurora since March 31, 2018, the date of Aurora’s most recent unaudited consolidated interim financial statements, and further adjusted to give effect to the Arrangement. The table should be read in conjunction with the unaudited consolidated interim financial statements of Aurora as at and for the three and nine months ended March 31, 2018 including the notes thereto, and management’s discussion and analysis thereof, the audited consolidated annual financial statements of MedReleaf for the year ended March 31, 2018 including the notes thereto, and management’s discussion and analysis thereof, Aurora’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “C” to the Circular, and the other financial information contained in or incorporated by reference in this Circular.

		As at
		March 31, 2018
	As at	after giving effect to
(in thousands of Canadian dollars)	March 31, 2018	the Arrangement
Aurora share capital	$1,416,124	$4,841,066	(2)
Aurora Shares issued(1) (Authorized – Unlimited)	564,424,865	932,698,156
Total current assets	$394,622	$667,448
Long-term debt	$228,481	$239,593

_________
Notes:

(1)

Excluding 25,144,138 Aurora Shares issuable pursuant to outstanding options, 8,615,348 Aurora Shares issuable to outstanding share purchase warrants, 2,150,000 Aurora Shares underlying outstanding restricted share unit awards, and adjusted for 3,417,951 Aurora Shares issued in May 2018 for the CanniMed compulsory acquisition.

(2)

Assumes all MedReleaf Shares issued and outstanding as of the date of the Arrangement Agreement are acquired by Aurora pursuant to the Arrangement, no MedReleaf Shareholders exercise their Dissent Rights, all MedReleaf Legacy Options and MedReleaf DSUs are exercised or settled, as applicable, for Aurora Shares and that none of the MedReleaf Plan Options or MedReleaf Warrants are exercised or converted, as applicable, prior to the completion of the Arrangement.

Directors

On the Effective Date, the board of directors of the Combined Company will be comprised of six of the current directors of Aurora, namely Michael Singer, Terry Booth, Steve Dobler, Jason Dyck, Adam Szweras and Diane Jang and the nominees of MedReleaf, namely, Norma Beauchamp and Ronald Funk.

Position(s) held and
Name and Municipality	Period of Service as a
of Residence	Director	Principal Occupation

Michael Singer Chairman of the Board and Director Quebec, Canada	Director Since May 20, 2016 Chairman of the Board Since November 29, 2016

Chairman of the Board and Director of Aurora Cannabis Inc.; Chartered Professional Accountant, Consultant and Entrepreneur; currently CFO and Corporate Secretary of Clementia Pharmaceuticals Inc. since May 2015; previously CFO of Bedrocan Cannabis Corp. from May 2014 until June 2015; and CFO of Thallion Pharmaceuticals Inc. from March 2006 until August 2013.

Position(s) held and
Name and Municipality	Period of Service as a
of Residence	Director	Principal Occupation

Terry Booth Chief Executive Officer and Director Alberta, Canada	Director and Officer Since December 9, 2014	Chief Executive Officer and Director of Aurora; President and part owner of Superior Safety Codes Inc.

Steve Dobler President and Director Alberta, Canada	Director and Officer Since 9, 2014	President and Director of Aurora; Professional Engineer; Vice President and part owner of Superior Safety Codes Inc.; President of ICC Enterprises Corp. since May 2002.

Jason R. B. Dyck Director Alberta, Canada	Director Since March 10, 2015	Director of Aurora; Professor, Department of Pediatrics, University of Alberta since July 1999; and Vice-President, Metabolic Modulators Research Ltd. since July 1999.

Adam K. Szweras Director Ontario, Canada	Director since August 10, 2015	Director of Aurora; Barrister & Solicitor; Partner, Fogler, Rubinoff LLP since 2006; Chairman of Foundation Markets Inc. since December 2005.

Diane Jang Director British Columbia, Canada	Director Since November 13, 2017

Director of Aurora; Business Consultant; President, Sunrise Soya Foods Inc. (from October 2015 to December 2016; General Manager, Dairy Alternatives, Earth’s Own Food Company Inc. from May 2008 to 2015; General Manager, International, SoyaWorld Inc. from 2006 to 2008; Director of Sales, SoyaWorld Inc., from 1998 to 2006; Sales and Marketing Manager, Sunrise Soya Foods, from 1992 to 1998.

Norma Beauchamp Director Ontario, Canada	Director of MedReleaf since June 7, 2017

Director of MedReleaf Corp., Board of Director, Acerus Pharma and Eve Medical; Past President and CEO, Cystic Fibrosis Canada; Past SVP Pharmaceuticals, Bayer Canada; Past VP, Global Strategic Marketing, Gynecology and Andrology, Bayer AG.

Ronald Funk Director Ontario, Canada	Director of MedReleaf since June 7, 2017	Director of MedReleaf Corp.l and Consultant.

The directors and senior officers of the Combined Company will hold approximately 39,129,495 Aurora Shares representing 4.18% of the 934,040,511 Aurora Shares anticipated to be issued and outstanding following completion of the Arrangement on a non-diluted basis.

Selected Aurora Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Aurora’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “C” to the Circular. The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of comprehensive income (loss) of Aurora are comprised of information derived from:

•	the audited consolidated financial statements of Aurora for the year ended June 30, 2017;

•	the audited consolidated financial statements of CanniMed for the year ended October 31, 2016;

•	the audited consolidated financial statements of CanniMed for the year ended October 31, 2017;

•	the audited consolidated financial statements of MedReleaf for the year ended March 31, 2018;

•	the audited consolidated financial statements of MedReleaf for the year ended March 31, 2017;

•

the unaudited condensed interim consolidated financial statements of Aurora for the three and nine months ended March 31, 2018, which has been adjusted to remove the non-controlling interest portion of CanniMed to give effect, as if Aurora’s 100% ownership of CanniMed had taken place as at the date of the unaudited pro forma consolidated statement of financial position as at March 31, 2018. It should be noted that the unaudited condensed interim consolidated statements of Aurora for the three and nine months ended March 31, 2018 reflects a 95.9% ownership in the issued and outstanding shares of CanniMed and that on May 2, 2018, Aurora acquired the remaining issued and outstanding shares of CanniMed. The 16 days of profit and loss attributable to CanniMed included in the unaudited condensed interim consolidated statement of comprehensive loss for the three and nine months ended March 31, 2018 was also removed;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three months ended January 31, 2018;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three and six months ended April 30, 2017;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three and nine months ended July 31, 2017;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three and nine months ended July 31, 2016; and

•	the unaudited condensed interim consolidated financial statements of MedReleaf for the three months ended June 30, 2017 and 2016.

The unaudited pro forma consolidated statement of financial position of Aurora gives effect to the acquisition of 100% of the issued and outstanding shares of MedReleaf and CanniMed as if both acquisitions had occurred on March 31, 2018. The unaudited pro forma consolidated statement of comprehensive loss for the nine months ended March 31, 2018 and the twelve months ended June 30, 2017 of Aurora gives effect to the acquisition of 100% of the issued and outstanding shares of MedReleaf and CanniMed as if both acquisitions had occurred at July 1, 2016.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Aurora and MedReleaf. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Aurora and the accompanying notes included in Appendix “C” to the Circular.

	Nine months
	ended	Year ended
Unaudited (in thousands of Canadian dollars)	March 31, 2018	June 30, 2017
Pro Forma Statement of Operations Data:
Revenue	$82,878	$75,094
Net Loss	$(39,918)	$(94,012)

(in Canadian dollars)
Pro Forma Per Aurora Share Data:
Basic earnings per share	$(0.05)	$(0.13)
Diluted earnings per share	$(0.05)	$(0.13)

As at
Unaudited (in thousands of Canadian dollars)	March 31, 2018
Pro Forma Statement of Financial Position Data:
Total current assets	$667,448
Total assets	$5,242,486
Total current liabilities	$89,985
Total liabilities	$329,578

Total equity	$4,912,908

Stock Exchange Listings

On completion of the Arrangement, the Aurora Shares will continue trading on the TSX.

The Aurora Shares are listed on the TSX under the symbol “ACB”. The obligation of Aurora and MedReleaf to complete the Arrangement is subject to, among other matters, the TSX approving the listing and posting for trading on the TSX of the Aurora Shares that are issuable in connection with the Arrangement, subject only in each case to the satisfaction of the customary listing conditions of the TSX.

If permitted by applicable Laws, Aurora intends to delist the MedReleaf Shares from the TSX.

Aurora has applied to have the Aurora Shares issuable in exchange for MedReleaf Shares, MedReleaf Options, MedReleaf DSUs, and MedReleaf Warrants, listed and posted for trading on the TSX. Listing will be subject to Aurora receiving approval from, and fulfilling all of the requirements of, the TSX.

Auditors

The auditors of the Combined Company after the Effective Date will be the auditors of Aurora.

Transfer Agent and Registrar

The transfer agent and registrar for the Combined Company’s common shares will be Computershare Trust Company of Canada, 510 Burrard Street, 32nd Floor, Vancouver, British Columbia, V6C 3B9.

APPENDIX “H”
TAX CONSIDERATIONS RELATING TO THE DISTRIBUTION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE DISTRIBUTION

The following is a general summary of certain of the Canadian federal income tax considerations arising in respect of the receipt, holding and disposition of Australis Shares and Australis Warrants by an Aurora Shareholder who, as beneficial owner, receives such Australis Shares and Australis Warrants as components of Australis Units under the Distribution and who, for the purposes of the Income Tax Act (Canada)(the “Tax Act”) and the regulations thereunder (the “Regulations”) and at all relevant times, (i) deals at arm’s length with Australis and Aurora, (ii) is not affiliated with Australis or Aurora, and (iii) holds Aurora Shares, Australis Shares, Australis Warrants and Australis Warrant Shares as capital property. Australis Shares and Australis Warrant Shares are sometimes collectively referred to as “Australis Shares” in this summary. A holder who meets all of the foregoing requirements is referred to as a “Holder” in this summary, and this summary only addresses such Holders.

This summary is based on the provisions of the Tax Act and the Regulations thereunder in force on the date hereof and our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act or the Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form. No assurance can be given that any Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to (i) a Holder that is a “specified financial institution”, (ii) a Holder an interest in which is a “tax shelter investment”, (iii) a Holder that is for purposes of certain rules in the Tax Act (referred to as the mark-to-market rules) a “financial institution”, (iv) a Holder that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) a Holder that has entered into or will enter into a “derivative forward agreement” with respect to the relevant securities, in each case as such terms are defined in the Tax Act. This summary is also not applicable to any other Holder of special status or in special circumstances. All such foregoing Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should also consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. It does not take into account or consider the tax laws of any province or territory or of any jurisdiction outside Canada. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder (including a Holder as defined above), and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own tax advisers regarding the income tax considerations applicable to them having regard to their own particular circumstances.

The Distribution is a taxable event to Aurora, the tax effect to Aurora of which depends on the fair market value of the Australis Units at the time the Distribution is effected, Aurora’s adjusted cost base of the constituent components of such Australis Units, relevant tax shelter available to Aurora, if any, and other relevant factors. There can be no guarantee that the Distribution will not result in a net cash tax liability to Aurora, and the potential tax consequences to Aurora are not further discussed in this summary.

Assumptions Regarding Return of Capital

The achievement of the intended tax treatment of the Distribution depends on the fair market value of the Australis Units, the “paid-up capital” of Aurora shares as defined below, and on a number of other important assumptions, including those referenced below. No third-party determination of such fair market value or paid-up capital has been sought or obtained, and no legal opinion or advance tax ruling has been sought or obtained with respect to the various assumptions or the tax treatment of the Distribution. Accordingly, there is a risk that the actual tax treatment under the Tax Act could be different from the intended tax treatment. All Holders are advised to consult with their own tax advisors in this regard in light of their particular circumstances.

Distributions made by corporations that are “public corporations” for purposes of the Tax Act, such as Aurora, are generally characterized as taxable dividends for the purposes of the Tax Act, unless a specific exemption applies. Subsection 84(2) of the Tax Act provides, in effect, that a distribution made to shareholders on a “winding up, discontinuance or reorganization of its [Aurora’s] business”, will not be taxed as a dividend so long as the amount or value of the funds or property distributed does not exceed the amount by which the “paid-up capital”, as defined for the purposes of the Tax Act (the “PUC”), of the relevant shares is reduced on the distribution.

It is noted that the Distribution is being made by Aurora as part of a number of intended business changes comprising the Reorganization that are contemplated in order to divest Aurora of certain non-core U.S. assets and maximize the overall value of the Aurora assets for Aurora Shareholders. Other changes include the transfer of PPS’ interests in SubTerra LLC to Australis, the disposition by Aurora of certain intercompany debt owed by Aurora Marijuana Inc., the related transfer of the Australis Units to Aurora by Aurora Marijuana Inc., the funding agreement between Aurora and Australis, the application to list the Australis Shares and Australis Warrants on the CSE, and the related transactions as described under “Matters to be Considered at the Meeting – Reduction of Capital Resolution – Background to the Reduction of Capital” of the Circular. Management believes that the Distribution is effectively being made on the reorganization of Aurora’s business, although this determination is not free from doubt under the Tax Act or CRA policy, and no legal opinion or advance tax ruling has been sought or obtained in this regard.

Subsection 84(4.1) of the Tax Act applies in certain circumstances to deem a return of PUC by a public corporation (such as Aurora) to be a dividend. However, subsection 84(4.1) of the Tax Act should not apply to the Distribution provided that: (i) the Distribution can reasonably be considered to have been derived from proceeds of disposition realized by Aurora from a transaction that occurred outside the ordinary course of the business of Aurora but and the period that commenced 24 months before the Distribution; and (ii) no other amount that may reasonably be considered to have been derived from such proceeds was paid by Aurora as a reduction of PUC prior to the Distribution. Management of Aurora believes that within the context of the Reorganization, the Australis Units can reasonably be considered to represent proceeds of disposition realized by Aurora from a transaction that occurred outside the ordinary course of Aurora’s business (and that no amount that may reasonably be considered to have been derived from such proceeds will have been paid by Aurora on a reduction of PUC prior to the Distribution), although this determination is not free from doubt under the Tax Act or CRA policy, and no legal opinion or advance tax ruling has been sought or obtained in this regard.

PUC is computed according to the relevant provisions of the Tax Act. The general starting point for computing PUC is the stated capital of the Aurora Shares for corporate law purposes, which amount is then subject to adjustment according to detailed rules contained in the Tax Act. Aurora management believes that the PUC of the Aurora Shares will exceed the fair market value of the Australis Units on the date the Distribution is effected, and it is therefore assumed that no dividend will be considered or deemed to arise for purposes of the Tax Act with respect to the Distribution.

The summary of tax consequences set out below assumes that:

•	the Distribution is made on a “winding up, discontinuance or reorganization” of Aurora’s business;

•

the Distribution can reasonably be considered to have been derived from proceeds of disposition realized by Aurora from a transaction that occurred outside the ordinary course of the business of Aurora and within the period that commenced 24 months before the Distribution; and no other amount that may reasonably be considered to have derived from such proceeds was paid by Aurora on a reduction of PUC prior to the Distribution; and

•	the PUC of the Aurora Shares will exceed the fair market value of the Australis Units on the date the Distribution is effected.

Therefore, the summary of tax consequences set out below assumes that the Distribution should be treated as a return of PUC under subsection 84(2) of the Tax Act and not be deemed to give rise to a dividend (or a taxable shareholder benefit) under the Tax Act. However, the validity of these assumptions is not free from doubt under the Tax Act or CRA policy, and no legal opinion or advance tax ruling has been sought or obtained in this regard or with respect to any of the assumptions made in this summary.

If the Distribution is treated as a dividend (including a deemed dividend) or taxable shareholder benefit under the Tax Act, the tax results to Holders would be materially different, and likely materially adverse, compared to those set out in the summary of tax consequences below. Such potentially different and adverse tax treatment is not further referenced or discussed in this summary, and Holders should consult their own tax advisors in this regard.

Resident Holders

The following is a discussion of the consequences under the Tax Act to Holders who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada (“Resident Holders”).

The Distribution

The Distribution of the Australis Units as a return of PUC will reduce the adjusted cost base of a Resident Holder’s Aurora Shares by an amount equal to the fair market value, on the date the Distribution is effected, of the Australis Units that are issued to or for the benefit of such Holder. For this purpose, the CRA is not bound by any determination of fair market value made by Aurora. If the amount so required to be deducted from the adjusted cost base of the Aurora Shares to a particular Resident Holder exceeds the Resident Holder’s adjusted cost base of such Aurora Shares for purposes of the Tax Act, the excess will be deemed to be a capital gain realized by such Resident Holder from a disposition of Aurora Shares. Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”). A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Capital gains realized by an individual or certain trusts may give rise to a liability for alternative minimum tax.

Australis Shares and Australis Warrants received by a Resident Holder should have a cost to the Resident Holder for tax purposes equal to their respective fair market values at the time of such receipt. In computing the adjusted cost base of the Australis Shares at any time, the adjusted cost base of a Resident Holder’s Australis Shares will be averaged with the respective adjusted cost base of all of the Aurora Shares held by the Resident Holder as capital property at that particular time.

Aurora has not currently determined, for its own purposes, the fair market value of the Australis Units nor the breakdown of such fair market value as between Australis Shares and Australis Warrants, but Aurora has engaged third-party valuation specialists to make such determination for its own purposes in due course following the Distribution and intends to communicate such determination on its website when available. Any such determination will be made by Aurora for its own purposes, and will not be binding on a Holder or on the CRA. Resident Holders should consult their own tax advisors in this regard.

Expiry of Australis Warrants

In the event of the expiry of an unexercised Australis Warrant, a Resident Holder should generally realize a capital loss equal to the Resident Holder’s adjusted cost base of such Australis Warrant. The tax treatment of capital gains and capital losses is generally as discussed with respect to a disposition of Australis Shares under “Disposition of Australis Shares or Australis Warrants” below.

Exercise of Australis Warrants

No gain or loss will be realized by a Resident Holder on the exercise of an Australis Warrant to acquire additional Australis Shares. When an Australis Warrant is exercised, the Resident Holder’s cost of the Australis Share so acquired will be equal to the adjusted cost base of the Australis Warrant to the Resident Holder, plus the amount paid on the exercise of the Australis Warrant. For the purpose of computing the adjusted cost base of each Australis Share acquired on the exercise of Australis Warrants, the cost of such Australis Share must be averaged with the adjusted cost base to such Resident Holder of all other Australis Shares held as capital property immediately before the exercise of the Australis Warrant.

Disposition of Australis Shares or Australis Warrants

On a disposition or deemed disposition of an Australis Share or an Australis Warrant (other than on the exercise thereof), a Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the Australis Share (or Australis Warrant) exceed (or are less than) the aggregate of any reasonable costs of disposition and the adjusted cost base to the Resident Holder of the Australis Share (or Australis Warrant) immediately before the disposition or deemed disposition.

A Resident Holder of Australis Shares or Australis Warrants who disposes or is deemed to dispose of such shares or warrants will generally be required to include in such Resident Holder’s income the amount of any taxable capital gain and may deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized by the Holder in the year of the disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

In the case of a Resident Holder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of an Australis Share may be reduced by the amount of dividends previously received or deemed to have been received by it on such Australis Share, to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where an Australis Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Affected Resident Holders should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional tax (refundable in certain circumstances) on any taxable capital gains.

Capital gains realized by an individual or certain trusts may give rise to a liability for alternative minimum tax.

Dividends

In the case of a Resident Holder that is an individual (other than certain trusts), dividends received or deemed to be received on the Australis Shares, if any, will be included in computing the Resident Holder’s income and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the potentially enhanced gross-up and dividend tax credit applicable to any dividend designated by Australis as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be limitations on Australis’ ability to designate dividends as “eligible dividends” and Australis has made no commitments in this regard.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Australis Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

“Private corporations” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a special tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing the corporation’s taxable income.

Non-Resident Holders

The following portion of the summary is relevant to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention, and at all relevant times, is a non-resident or is deemed to be a non-resident of Canada and does not beneficially own, acquire or hold and is not deemed to beneficially own, acquire or hold Aurora Shares, Australis Shares or Australis Warrants in the course of carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a non-resident that is an insurer which carries on business in Canada and elsewhere. Such non-residents should consult their own tax advisors.

As referenced in the Circular under “Matters to be Considered at the Meeting – Reduction of Capital Resolution – Background to the Reduction of Capital”, Australis Units will not be delivered to Non-Resident Holders, and instead, such Australis Units will be sold by the Custodian through the Selling Agent on behalf of the Non-Residents. This portion of the summary assumes that for all purposes of the Tax Act, the Distribution will be considered as having been made to the Non-Residents, who shall be treated as the owners of the Australis Shares and Australis Warrants held by the Custodian on their behalf, and that the sales of the Australis Shares and Australis Warrants (and related transactions) will effectively be considered as a sale by such Non-Residents, although this determination is not free from doubt under the Tax Act or the CRA policy and no legal opinion or advance tax ruling has been sought or obtained in this regard.

The Distribution

The distribution of the Australis Units as a return of PUC will reduce the adjusted cost base of a Non-Resident Holder’s Aurora Shares by an amount equal to the fair market value, on the date the Distribution is effected, of the Australis Units that are issued for the benefit of such Holder. For this purpose, the CRA is not bound by any determination of fair market value made by Aurora. If the amount so required to be deducted from the adjusted cost base of the Aurora Shares to a particular Non-Resident Holder exceeds the Non-Resident Holder’s adjusted cost base of such Aurora Shares, the excess will be deemed to be a capital gain realized by such Non-Resident Holder from a disposition of Aurora Shares. Any capital gain so realized will, in general terms, be subject to considerations similar to those discussed below in respect of Australis Shares under “Disposition of Australis Shares or Australis Warrants”.

Australis Shares and Australis Warrants distributed in respect of a Non-Resident Holder should have a cost to the Non-Resident Holder for tax purposes equal to their respective fair market values at the time of such receipt. In computing the adjusted cost base of the Australis Shares at any time, the adjusted cost base of a Non-Resident Holder’s Australis Shares will be averaged with the respective adjusted cost base of all of the Aurora Shares owned by the Non-Resident Holder as capital property at that particular time.

Aurora has not currently determined, for its own purposes, the fair market value of the Units nor the breakdown of such fair market value as between Australis Shares and Australis Warrants, but Aurora has engaged third-party valuation specialists to make such determination for its own purposes in due course following the Distribution and intends to communicate such determination on its website when available. Any such determination will be made by Aurora for its own purposes, and will not be binding on a Holder or on the CRA. Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Australis Shares or Australis Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Australis Share or Australis Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Australis Share or Australis Warrant constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Provided the Australis Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the CSE) at the time of their disposition, the Australis Shares and Australis Warrants generally will not constitute “taxable Canadian property” of a Non-Resident Holder at that time, unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such foregoing persons, owned 25% or more of the issued shares of any class or series of shares of Australis; and (b) more than 50% of the fair market value of the Australis Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or an option, an interest or right in respect of such property, whether or not such property exists. Notwithstanding the foregoing, an Australis Share or Australis Warrant may also be deemed to be taxable Canadian property to a Non-Resident Holder in other circumstances for purposes of the Tax Act.

Generally, a Non-Resident Holder who realizes a capital gain on a disposition of Australis Shares or Australis Warrants that constitute or are deemed to constitute “taxable Canadian property” of the Non-Resident Holder and that is not exempt from tax under an applicable income tax treaty or convention will be subject to the tax treatment described above under the heading “Resident Holders – Disposition of Australis Shares or Australis Warrants”.

Non-Resident Holders in respect of whom Australis Shares may constitute “taxable Canadian property” should consult their own tax advisors with respect to the tax considerations relevant in their particular circumstances and any applicable Canadian tax compliance requirements.

Eligibility for Investment

Based on the current provisions of the Tax Act and the Regulations thereunder in force on the date hereof and any relevant Proposed Amendments,

(a) the Australis Shares would be a “qualified investment” for a trust governed by a “registered retirement savings plan”, “registered retirement income fund”, “tax-free savings account”, “registered education savings plan” and “registered disability savings plan”, as those terms are defined in the Tax Act (collectively, the “Plans”) if and provided that the Australis Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the CSE) at the relevant time, and

(b) the Australis Warrants would be a “qualified investment” for such Plans if and provided that the Australis Shares are so listed as described in (a) above at the relevant time and neither Australis, nor any person with whom Australis does not deal at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Plan.

The Australis Shares are not currently so listed on a “designated stock exchange”, and the timing of such a listing, if any, cannot be guaranteed. The CRA’s published policy is that in order for a security to qualify for this purpose, the listing must be full and unconditional, and that a mere approval or conditional approval is insufficient. It is our understanding that Australis has applied to list the Australis Shares on the CSE as of a time that is shortly before the Distribution is effected. However, listing will be subject to Australis fulfilling all of the requirements of the CSE. In addition, there can be no guarantee that CSE approval of a listing (if at all) as of a time that is shortly before the Distribution is effected would be granted or would be in a form that is, or is acceptable to the CRA as, a full and unconditional listing. No legal opinion or advance tax ruling has been sought or obtained in respect of the listing application or the status of the Australis Shares as listed on a designated stock exchange as of any particular time. If the Australis Shares are not appropriately listed on the CSE at the effective time of the Distribution (and Australis is not otherwise a “public corporation” at that time), neither the Australis Shares nor the Australis Warrants will be qualified investments for the Plans at that time. In general terms, adverse consequences under the Tax Act, not discussed in this summary, apply to a Plan and/or its annuitant, subscriber or holder (as the case may be) where a Plan acquires or holds a non-qualified investment. Holders who would receive Australis Shares and Australis Warrants within a Plan upon the Distribution should consult their own tax advisors in this regard in advance of the Distribution.

Notwithstanding that Australis Shares and Australis Warrants may become a qualified investment for a Plan, the holder, subscriber or annuitant of the Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act if such securities are a “prohibited investment” for the Plan for purposes of the Tax Act. A security will generally be a “prohibited investment” for a Plan if the holder, subscriber or annuitant, as the case may be, does not deal at arm’s length with Australis for the purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in Australis. Holders who would receive Australis Shares and Australis Warrants within a Plan upon the Distribution should consult their own tax advisors in this regard in advance of the Distribution.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE DISTRIBUTION

The following is a summary of certain anticipated U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the receipt, holding and disposition of Australis Shares and Australis Warrants received by the Custodian for the benefit of such U.S. Holders pursuant to the Distribution. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code,” U.S. Treasury Regulations promulgated under the Code, administrative rulings of the U.S. Internal Revenue Service, referred to as the “IRS,” judicial decisions of the U.S. courts, and the Canada-United States Income Tax Convention (1980), as amended, referred to as the “Canada-U.S. Tax Convention,” in each case as in effect on the date hereof. Changes in the laws may alter the U.S. federal income tax treatment of the tax consequences discussed in this summary, possibly with retroactive effect.

This summary is based on certain assumptions and is subject to the limitations and qualifications set forth in this summary. The assumptions on which the summary is based include that there are no changes in existing facts and law, and that the Distribution is completed in the manner contemplated. If any of these assumptions is not correct, this summary cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders discussed herein could differ significantly and adversely from those described in this summary.

This summary does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of state, local or non-U.S. tax law. In addition, this summary does not address all U.S. federal income tax consequences that may be relevant to the particular circumstances of a U.S. Holder of Aurora Shares, nor to a U.S. Holder of Aurora Shares with a special status, such as:

•	a person that owns, has owned, or will own 5% or more (by voting power or value, and taking into account certain attribution rules) of the issued and outstanding Aurora Shares or Australis Shares;

•

a broker, dealer or trader in securities or currencies, or any person who owns Aurora Shares, Australis Shares, or Australis Warrants other than as capital assets within the meaning of Section 1221 of the Code;

•	a bank, mutual fund, life insurance company or other financial institution;

•	a tax-exempt organization;

•	a real estate investment trust or regulated investment company;

•	a qualified retirement plan or individual retirement account;

•	a person that holds or will hold the Aurora Shares, Australis Shares, or Australis Warrants as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

•	a partnership, S corporation or other “pass-through” entity, as determined for U.S. federal income tax purposes;

•	an investor in a partnership, S corporation or other “pass-through” entity, as determined for U.S. federal income tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	a person who is not a U.S. Holder;

•

a person required to accelerate the recognition of any item of gross income with respect to Aurora Shares, Australis Shares, or Australis Warrants as a result of such income being recognized on an applicable financial statement; or

•	a person liable for alternative minimum tax.

Unless otherwise specifically indicated, this summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Distribution including, without limitation, the exercise, sale, or holding of the options, convertible securities or other rights to acquire Aurora Shares or Shares. In addition, except as discussed below, this summary does not address tax reporting requirements.

THIS SUMMARY IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. FEDERAL TAX CONSIDERATIONS AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER OF AURORA SHARES. EACH U.S. HOLDER OF AURORA SHARES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE RECEIPT OF AUSTRALIS SHARES AND AUSTRALIS WARRANTS BY THE CUSTODIAN FOR THE BENEFIT OF U.S. HOLDERS PURSUANT TO THE DISTRIBUTION AND THE HOLDING AND DISPOSITION BY THE CUSTODIAN OF THE AUSTRALIS SHARES AND AUSTRALIS WARRANTS RECEIVED, INCLUDING THE EFFECTS OF APPLICABLE U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of an Aurora Share, Australis Share or Australis Warrant, as the case may be, who is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or other entity classified as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if: (i) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a “pass-through” entity holds Aurora Shares, Australis Shares or Australis Warrants, the tax treatment of an owner of such “pass-through” entity generally will depend upon the status of such owner and upon the activities of the “pass-through” entity. An owner of a “pass-through” entity which holds or Aurora Shares or Shares should consult such owner’s tax advisor regarding the specific tax consequences of receiving the Australis Shares and Australis Warrants through the Custodian in the Distribution and the disposition of such Australis Shares and Australis Warrants by the Custodian.

Pre-April July 1, 2015 Shareholders Not Addressed

Aurora believes that it was not a “passive foreign investment company” under Section 1297 of the Code (“PFIC”) for tax years ending on June 30, 2016 and June 30, 2017, and based on current business plans and financial expectations, Aurora does not expect to be a PFIC for its current tax year ending June 30, 2018 and does not expect to become a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Aurora as a PFIC has been obtained or is currently planned to be requested. A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income.

Aurora has not made and has no plans to make a formal determination as to whether it was a PFIC for tax years prior to July 1, 2015. U.S. Holders should be aware that Aurora may have been PFIC for tax years prior to July 1, 2015. If Aurora was a PFIC at any time during a U.S. Holder’s holding period for Aurora Shares, then (absent certain elections) it would continue to be a PFIC as to that U.S. Holder and as to those Aurora Shares. The tax consequences to U.S. Holders for whom Aurora may be a PFIC are beyond the scope of this discussion. Therefore, this discussion addresses only the U.S. federal income tax consequences of U.S. Holders who purchased their Aurora Shares after June 30, 2015.

The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Aurora concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of Aurora.

U.S. Holders who acquired Aurora Shares before July 1, 2015, or after that date by gift or inheritance, should consult their own tax advisors regarding the PFIC rules.

Tax Consequences of the Distribution

The Distribution will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Distribution are not certain. This summary assumes that: (a) the transfer of the Australis Shares and Australis Warrants to the Custodian by Aurora shall be treated as a distribution to its shareholders; and (b) that the U.S. Holders shall be treated as the owners of the Australis Shares and Australis Warrants held by the Custodian for their benefit. Under such characterization, the U.S. Holders will be treated as receiving a taxable distribution equal to the fair market value of the Australis Shares and Australis Warrants distributed to the Custodian for their benefit in the Distribution (determined as of the date of the Distribution and without reduction for any Canadian tax withheld) under section 301 of the Code. There can be no assurance that the IRS will not challenge this characterization of the Distribution or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Distribution for U.S. federal income tax purposes.

A U.S. Holder would be required to include the fair market value of the Australis Shares and Australis Warrants received by the Custodian for the benefit of such U.S. holder pursuant to the Distribution (without reduction for any Canadian income tax withheld) in gross income as a dividend to the extent of the current or accumulated “earnings and profits” of Aurora. To the extent the fair market value of the Australis Shares and Australis Warrants distributed pursuant to the Distribution exceeds Aurora’s adjusted tax basis in such shares (as calculated for U.S. federal income tax purposes), the Distribution can be expected to generate additional earnings and profits for Aurora. To the extent that the fair market value of the Australis Shares and Australis Warrants exceeds the current and accumulated “earnings and profits” of Aurora, the distribution of the Australis Shares and Australis Warrants pursuant to the Distribution will be treated: (a) first, as a tax free return of capital to the extent of a U.S. Holder’s tax basis in the Aurora Shares; and (b) thereafter, as gain from the sale or exchange of such Aurora Shares. Aurora may not calculate its earnings and profits in accordance with U.S. federal income tax principles and as a result, each U.S. Holder may have to assume that the Distribution by Aurora constitutes ordinary dividend income. Dividends received on Aurora Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Aurora is eligible for the benefits of the Canada-U.S. Tax Convention or the Aurora Shares are readily tradable on a United States securities market, dividends paid by Aurora to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that Aurora not be classified as a PFIC in the tax year of distribution or in the preceding tax year.

A U.S. Holder’s initial tax basis in the Australis Shares received will equal the fair market value of such Australis Shares at the time of the Distribution. A U.S. Holder’s initial tax basis in the Australis Warrants received will equal the fair market value of such Australis Warrants at the time of the Distribution. The holding period for such Australis Shares and Australis Warrants should begin on the day after the date of the Distribution.

Preferential tax rates apply to long term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long term capital gains of a U.S. Holder that is a corporation. The distribution rules are complex, and each U.S. Holder should consult its own tax advisors regarding the receipt of the Australis Shares and Australis Warrants.

Sale of Australis Shares and Australis Warrants by the Custodian

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition by the Custodian of Australis Shares and Australis Warrants beneficially held for a U.S. Holder, such U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received by the Custodian, less expenses, and such U.S. Holder’s tax basis in such Australis Shares and Australis Warrants sold or otherwise disposed of. Subject to the PFIC rules, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Australis Shares and Australis Warrants have been held for more than one year. Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Special, generally adverse, U.S. federal income tax consequences apply to U.S. taxpayers who hold interests in a PFIC, unless certain elections are available and timely and effectively made. As discussed below, Australis may be a PFIC for its current tax year and may be PFIC for future tax years.

If Australis is classified as a PFIC, a U.S. Holder may be subject to increased tax liability and an interest charge in respect of gain, if any, realized on the sale of Australis Shares and Australis Warrants by the Custodian and receipt of certain “excess distributions” as discussed below. Other adverse U.S. tax consequences may result. The adverse tax consequences of the PFIC rules with respect to the Australis Shares can be mitigated in some circumstances if a timely and effective QEF Election is made by a U.S. Holder. However, U.S. Holders should be aware that Australis does not provide any assurances that it will satisfy the record keeping requirements that apply to a QEF and that Australis does not provide any assurances that it will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Australis is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Australis Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

If the value of the Australis Shares and Australis Warrants declines significantly while such Australis Shares and Australis Warrants are held by the Custodian, it is possible for the proceeds from the sale of the Australis Shares and Australis Warrants to be exceeded by the combined U.S. federal income and state taxes on the arising from the Distribution. In general, the magnitude of this adverse effect is likely to increase to the extent the fair market value of the Australis Shares and Australis Warrants at the time of the Distribution exceeds the proceeds from the sale of the Australis Shares and Australis Warrants by the Custodian.

Passive Foreign Investment Company Rules

If Australis is considered a PFIC at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Australis Shares or Australis Warrants.

Australis may be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of Australis as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, Australis’ PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by Australis(or by one of the Australis’ subsidiaries). Each U.S. Holder should consult its own tax advisor regarding Australis’ status as a PFIC and the PFIC status of each non-U.S. subsidiary of Australis.

In any year in which Australis is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Australis generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of Australis for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of Australis either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if Australis owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Australis will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Australis from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if Australis is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of Australis’ subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Australis Shares or Australis Warrants are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Australis Shares or Australis Warrants.

Default PFIC Rules Under Section 1291 of the Code

If Australis is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the receipt of Australis Shares and Australis Warrants and the acquisition, ownership, and disposition of Australis Shares and Australis Warrants will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Australis Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Australis Shares and Australis Warrants and (b) any excess distribution received on the Australis Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Australis Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Australis Shares and Australis Warrants of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Australis Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Australis Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If Australis is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Australis Shares or Australis Warrants, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If Australis ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Australis Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Australis Shares were sold on the last day of the last tax year for which Australis was a PFIC. No such election, however, may be made with respect to the Australis Warrants.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Australis Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Australis Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) Australis’ net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) Australis’ ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Australis is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Australis. However, for any tax year in which Australis is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from Australis to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Australis Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Australis Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Australis Shares in which Australis was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Australis ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Australis is not a PFIC. Accordingly, if Australis becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Australis qualifies as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. holder has an option, warrant or other right to acquire stock of a PFIC (such as the Australis Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

U.S. Holders should be aware that there can be no assurances that Australis will satisfy the record keeping requirements that apply to a QEF, or that Australis will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that Australis is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Australis Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if Australis does not provide the required information with regard to Australis or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Australis Shares only if the Australis Shares are marketable stock. The Australis Shares generally will be “marketable stock” if the Australis Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Australis Shares are “regularly traded” as described in the preceding sentence, the Australis Shares are expected to be marketable stock.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Australis Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Australis Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Australis Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Australis Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Australis is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Australis Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Australis Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Australis Shares, over (ii) the fair market value of such Australis Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Australis Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Australis Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Australis Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Australis Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Australis Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Australis Shares or Australis Warrants are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if Australis is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Australis Shares or Australis Warrants as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Australis Shares or Australis Warrants.

In addition, a U.S. Holder who acquires Australis Shares or Australis Warrants from a decedent will not receive a “step up” in tax basis of such Australis Shares or Australis Warrant to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Australis Shares and Australis Warrants.

Distributions on Australis Shares

The following discussion is subject in its entirety to the special rules described below under the heading “Passive Foreign Investment Company Rules.”

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Australis Share (as well as any constructive distribution on a Australis Warrant as described below) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of Australis’ current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if Australis is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Australis, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Australis Shares and thereafter as gain from the sale or exchange of such Australis Shares. However, Australis may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by Australis with respect to the Australis Shares will constitute ordinary dividend income. Dividends received on Australis Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided Australis is eligible for the benefits of the Canada-U.S. Tax Convention or the Australis Shares are readily tradable on a United States securities market, dividends paid by Australis to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that Australis not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Under Section 305 of the Code, an adjustment to the number of Australis Warrant Shares that will be issued on the exercise of the Australis Warrants, or an adjustment to the exercise price of the Australis Warrants, may be treated as a constructive distribution to a U.S. Holder of the Australis Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or Australis’ assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Australis Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Australis Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions discussed above).

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Australis Shares or Australis Warrants generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Australis Shares (or with respect to any constructive dividend on the Australis Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation (including constructive dividends) should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Australis Shares or Australis Warrants that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Australis Shares and net gains from the disposition of the Australis Shares or Australis Warrants. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions under the PFIC rules discussed above are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Australis Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Australis Shares by excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Australis Shares and Australis Warrants and the advisability of making this election.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Australis Shares and Australis Warrants are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Australis Shares and Australis Warrants generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THIS SUMMARY IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. FEDERAL TAX CONSIDERATIONS AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER OF AURORA SHARES. EACH U.S. HOLDER OF AURORA SHARES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE RECEIPT OF AUSTRALIS SHARES AND AUSTRALIS WARRANTS RECEIVED BY THE CUSTODIAN FOR THE BENEFIT OF THE SHAREHOLDERS PURSUANT TO THE DISTRIBUTION AND THE OWNERSHIP AND DISPOSITION OF THE AUSTRALIS SHARES AND AUSTRALIS WARRANTS RECEIVED BY THE CUSTODIAN FOR THE BENEFIT OF THE U.S. HOLDERS FOR THE BENEFIT OF THE SHAREHOLDERS PURSUANT TO THE DISTRIBUTION, INCLUDING THE EFFECTS OF APPLICABLE U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

APPENDIX “I”
GLOSSARY OF TERMS

“1933 Act”	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

“1934 Act”	means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

“ACE”	means Aurora Cannabis Enterprises Inc., a wholly-owned subsidiary of Aurora;

“ACMPR”	means the Access to Cannabis for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada);

“Action”

means, with respect to any Person, any litigation, legal action, lawsuit, claim, audit, arbitration or other proceeding (whether civil, administrative, quasi- criminal or criminal) before any Governmental Entity against such Person or its business or affecting any of its assets;

“Additional Investment”	means the Private Placement of the Alcanna Subscription Receipts, Sunshine Warrants and Pro Rata Warrants;

“affiliate”	has the meaning ascribed thereto in the Canadian Securities Administrators’ National Instrument 45-106 – Prospectus Exemptions, unless stated otherwise;

“Alcanna Investment”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – Alcanna Inc. (formerly Liquor Stores N.A. Ltd.) Investment”;

“Alcanna Pro Rata Warrants”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – Alcanna Inc. (formerly Liquor Stores N.A. Ltd.) Investment”;

“Alcanna Shares”	means the common shares in the capital of Alcanna;

“Alcanna Subscription Receipt Funds”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – Alcanna Inc. (formerly Liquor Stores N.A. Ltd.) Investment”;

“Alcanna Subscription Receipts”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – Alcanna Inc. (formerly Liquor Stores N.A. Ltd.) Investment”;

“Alcanna Sunshine Warrants”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – Alcanna Inc. (formerly Liquor Stores N.A. Ltd.) Investment”;

“Alcanna”	means Alcanna Inc. (formerly, Liquor Stores N.A. Ltd.), a company existing under the CBCA;

“allowable capital loss”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain Canadian Federal Income Tax Considerations Relating to the Distributions – Resident Holders – Disposition of Australis Shares or Australis Warrants”;

“Amalco”	means the amalgamated entity resulting from the amalgamation of MedReleaf and MedReleaf Sub pursuant to Section 2.3(a) of the Plan of Arrangement;

“Amending Agreement”	means the May 24, 2018 amending agreement to the Arrangement Agreement between Aurora and MedReleaf, with the schedules attached thereto, amended and restated or supplemented from time to time;

“Anandia”	means Anandia Laboratories Inc.;

“Annual Information Form”	means the annual information form of Aurora for the year ended June 30, 2017 dated September 25, 2017;

“APS”	means Alfred Pedersen & Søn;

“ARC”	means an advance ruling certificate issued by the Commissioner under Section 102(1) of the Competition Act in respect of the Arrangement;

“Arrangement Agreement”

means the May 14, 2018 arrangement agreement between Aurora and MedReleaf, as amended by the Amending Agreement, together with the schedules attached thereto, amended and restated or supplemented from time to time;

“Arrangement”

means an arrangement pursuant to s. 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or the Final Order with the consent of Aurora and MedReleaf, each acting reasonably;

“Articles of Arrangement”

means the articles of arrangement of MedReleaf in respect of the Arrangement, to be sent to the Director pursuant to the OBCA after the Final Order is made, which shall be in form and substance satisfactory to Aurora and MedReleaf, each acting reasonably;

“Aurora Acquisition Proposal”

means, other than the Arrangement and other than any transaction involving only Aurora and/or one or more of the wholly-owned Aurora Subsidiaries, any offer, proposal, expression of interest or inquiry (written or oral) from any Person or group of Persons acting “jointly or in concert” other than MedReleaf (or any of its affiliates or joint actors) after the date of the Arrangement Agreement relating to: (i) any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Aurora and the Aurora Subsidiaries, in each case taken as a whole, or of 20% or more of any class of voting, equity or other securities or any securities exchangeable for or convertible into voting, equity or other securities of Aurora and the Aurora Subsidiaries (or rights or interests therein or thereto); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for voting, equity or other securities) of Aurora or the Aurora Subsidiaries; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license or other similar transaction involving Aurora or the Aurora Subsidiaries pursuant to which any Person or group of Persons would acquire, directly or indirectly, 20% or more of the voting or equity securities of Aurora or the surviving entity or the resulting direct or indirect parent of Aurora or the surviving entity; or any other similar transaction or series of related transactions involving Aurora or the Aurora Subsidiaries;

“Aurora Board Recommendation”

means the unanimous determination of the Aurora Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of Aurora and is fair to Aurora Shareholders and the unanimous recommendation of the Aurora Board to Aurora Shareholders that they vote in favour of the Aurora Shareholders’ Resolution;

“Aurora Board”, “Board” or “Board of Directors”	means the board of directors of Aurora as the same is constituted from time to time;

“Aurora Change in Recommendation”

means the Aurora Board fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to MedReleaf, the Aurora Board Recommendation, or the Aurora Board accepts, approves, endorses or recommends or publicly proposes to accept, approve, endorse or recommend an Aurora Acquisition Proposal, or takes no position or remains neutral with respect to, any publicly announced Aurora Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Aurora Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be an Aurora Change in Recommendation provided the Aurora Board has rejected such Aurora Acquisition Proposal and affirmed the Aurora Board Recommendation before the end of such five Business Day period (or in the event that the Aurora Meeting is scheduled to occur within such five Business Day period, no later than the later of one Business Day following the public announcement or public disclosure of such Aurora Acquisition Proposal or the third Business Day prior to the date of the Aurora Meeting));

“Aurora Debentures”

means the convertible debentures of Aurora bearing an interest at 6% per annum and having an exercise price of $6.50 per convertible debenture (with an expiry date of November 28, 2022) and $13.05 per convertible debenture (with an expiry date of March 9, 2020);

“Aurora Expense Fee”	has the meaning given to such term under “The Arrangement – Expenses of the Arrangement”;

“Aurora Fairness Opinion” or the “Opinion”	means the opinion of BMO Capital Markets dated effective May 13, 2018, a copy of which is attached as Appendix “D” to this Circular;

“Aurora Filings”	means all documents publicly filed under the profile of Aurora on SEDAR since July 1, 2016;

“Aurora Financial Advisor”	means BMO Capital Markets, as exclusive financial advisor to the Aurora Board;

“Aurora Larssen”	means Aurora Larssen Projects Inc., a wholly-owned subsidiary of Aurora;

“Aurora Match Period”	has the meaning given to such term under “The Arrangement Agreement – Covenants – Notice of Superior Proposal Determination“;

“Aurora Nordic Facility”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – Alfred Pedersen & Søn Joint Venture “;

“Aurora Nordic”	means Aurora Nordic Cannabis A/S;

“Aurora Options”	means options to purchase Aurora Shares issued pursuant to or governed by the Aurora Stock Option Plan;

“Aurora RSU Plan”	means the restricted share unit plan of Aurora effective September 25, 2017 allowing for the grant of a maximum of 10,000,000 restricted share units;

“Aurora RSUs”	means restricted share units granted under or governed by the Aurora RSU Plan;

“Aurora Shareholders”	means, at any time, the holders of Aurora Shares;

“Aurora Shares”	means the common shares in the capital of Aurora;

“Aurora Stock Option Plan”	means the 10% rolling share option plan of Aurora effective September 25, 2017;

“Aurora Subsidiaries”	means, collectively, the Subsidiaries of Aurora;

“Aurora Superior Proposal Notice”	has the meaning ascribed thereto in Section 6.4(a)(iii) of the Arrangement Agreement;

“Aurora Superior Proposal”

means any bona fide unsolicited written Aurora Acquisition Proposal made by an arm’s length third party or arm’s length third parties acting jointly that is made after the date of the Arrangement Agreement, that relates to the acquisition of all or substantially all of the assets of Aurora (on a consolidated basis) or 100% of the issued and outstanding Aurora Shares not beneficially owned by the party making such Aurora Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, that: (i) complies with Securities Laws in all material respects; (ii) did not result from or involve a breach of Section 6.3 of the Arrangement Agreement or the Exclusivity Agreement, the Confidentiality Agreement or any other agreement between the Person making the Aurora Acquisition Proposal and Aurora or any of its Subsidiaries; (iii) is reasonably capable of being completed in accordance with its terms without undue delay relative to the Arrangement, taking into account all legal, financial, regulatory and other aspects of such proposal (including, required shareholder approvals and minimum tender requirements) and the Person making such proposal; (iv) is not subject to any financing condition or contingency and in respect of which adequate arrangements have been made and have been demonstrated to be available to ensure that the required funds or other consideration will be available to effect payment in full for all of the Aurora Shares or the assets of Aurora to be acquired, as the case may be; (v) is not subject to a due diligence or access to information condition; (vi) the Aurora Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Aurora Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Aurora Acquisition Proposal and the Person making such Aurora Acquisition Proposal, would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to Aurora Shareholders from a financial point of view than the terms of the Arrangement (including any amendments to the terms and conditions proposed by Aurora as contemplated by Section 6.4(b)); and (vii) in the event that Aurora does not have the financial resources to pay the Aurora Termination Payment, the terms of such Aurora Acquisition Proposal provide that the Person making such Aurora Acquisition Proposal shall advance or otherwise provide Aurora with the cash for Aurora to make the Aurora Termination Payment, and such amount will be advanced or provided on or before such Aurora Termination Payment becomes payable;

“Aurora Supporting Shareholders”	means Terry Booth; Steve Dobler; Michael Singer; Glen Ibbott; Neil Belot; Cam Battley; Allan Clerein; Diane Jang; Adam Szweras; and Jason Dyck;

“Aurora Termination Payment”	has the meaning ascribed thereto in Section 6.6 of the Arrangement Agreement;

“Aurora Warrants”	means the outstanding warrants to purchase Aurora Shares;

“Aurora” or the “Company”	means Aurora Cannabis Inc.;

“Australis”	means Australis Capital Inc., a corporation organized under the laws of Alberta;

“Australis Shares”	means common shares in the capital of Australis;

“Australis Units”	means the units of Australis to be distributed to the Aurora Shareholders as a return of capital, with each Australis Unit consisting of one Australis Share and one Australis Warrant;

“Australis Warrants”	means common share purchase warrants in the capital of Australis;

“Authorization”

means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, that is binding upon or applicable to such Person or its business, assets or securities, and includes any Environmental Approval;

“BCBCA”	means the Business Corporations Act (British Columbia);

“BCNL”	means BC Northern Lights Enterprises Ltd., a wholly-owned subsidiary of Aurora;

“Beneficial Shareholders”	means a non-registered, beneficial holder of Aurora Shares whose Aurora Shares are held through an Intermediary.

“BMO Capital Markets”	means BMO Nesbitt Burns Inc.;

“Broadridge”	means Broadridge Financial Solutions, Inc.;

“Business Day”	means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario; Edmonton, Alberta; or Vancouver, British Columbia;

“Canaccord”	means Canaccord Genuity Corp.;

“Canada-U.S. Tax Convention”	has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain United States Federal Income Tax Considerations Relating to the Distribution”;

“Cann Group”	means Cann Group Limited;

“CanniMed Offer”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – CanniMed Takeover Bid”;

“CanniMed Shares”	means the common shares of CanniMed;

“CanniMed”	means CanniMed Therapeutics Inc., a company existing under CBCA;

“CanvasRx”	means CanvasRx Inc., a wholly-owned subsidiary of Aurora;

“Cash Consideration”	means $0.000001 per Common Share (or MedReleaf DSU, as applicable);

“CBCA”	means the Canada Business Corporations Act;

“Certificate of Arrangement”	means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Section 183(2) of the OBCA;

“Change in Recommendation”	has the meaning given to such term under “The Arrangement Agreement – Covenants – Non-Solicitation“;

“Choom”	means Choom Holdings Inc.;

“Circular”	means this management information circular of Aurora dated June 18, 2018;

“CMED”	means CanniMed, Ltd., a wholly-owned subsidiary of CanniMed;

“Code”	has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain United States Federal Income Tax Considerations Relating to the Distribution”;

“Commissioner”	means the Commissioner of Competition under the Competition Act or any person duly authorized to exercise the powers of the Commissioner of Competition;

“Competition Act Approval”

means that (a) the Commissioner shall have issued an ARC, or (b) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under Section 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter;

“Competition Act”	means the Competition Act (Canada);

“Competition Tribunal”	means the Competition Tribunal established under the Competition Tribunal Act;

“Competition Tribunal Act”	means the Competition Tribunal Act (Canada), as amended;

“Completion Deadline”

means September 14, 2018, or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred by September 14, 2018 as a result of the failure to obtain the Competition Act Approval, then either Party may elect, by notice in writing delivered to the other Party, to extend the Completion Deadline on no more than two occasions by a period of 30 days, provided that in aggregate such extensions shall not exceed 60 days from September 14, 2018, and provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Completion Deadline if the failure to obtain the Competition Act Approval is primarily the result of such Party’s failure to comply with their covenants herein;

“Computershare”	means Computershare Trust Company of Canada;

“Confidentiality Agreement”	means the confidentiality agreement dated April 30, 2018 entered into between Aurora and MedReleaf;

“Consideration Shares”	means the Aurora Shares to be issued to the MedReleaf Shareholders in exchange for their MedReleaf Shares pursuant to the Plan of Arrangement;

“Court”	means the Ontario Superior Court of Justice (Commercial List);

“CRA”	has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain Canadian Federal Income Tax Considerations Relating to the Distributions”;

“CSE”	means the Canadian Securities Exchange;

“Depositary Agreement”

means the depositary agreement to be entered into between the Aurora, MedReleaf and the Depositary pursuant to which Aurora will deposit with the Depositary the Share Consideration and the aggregate Cash Consideration to the Depositary and provide the Depositary with an irrevocable direction for the issuance of the aggregate Share Consideration (the terms and conditions of such escrow and direction to be satisfactory to Aurora and MedReleaf, acting reasonably);

“Depositary”	means Computershare Investor Services Inc. or such Person as Aurora may appoint to act as depositary in relation to the Arrangement, with the approval of Aurora, acting reasonably;

“Director and Officer Voting and Support Agreements”	has the meaning given to such term under “The Arrangement – Voting and Support Agreements – Director and Officer Voting and Support Agreements“;

“Director”	means the Director appointed pursuant to Section 278 of the OBCA;

“Dissent Rights”	means the rights of dissent in respect of the Arrangement granted pursuant to the Interim Order;

“Distribution”	means the proposed distribution of the Australis Units to the Aurora Shareholders as a return of capital;

“Effective Date”	means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time”	means 12:01 a.m. (Toronto time) on the Effective Date;

“Electing Holder”

means an Eligible Holder who has validly elected (in a duly completed Letter of Transmittal deposited with the Depositary no later than the Effective Date) to transfer such holder’s MedReleaf Shares to Aurora in consideration for the Share Consideration as provided for in Section 2.3(c) of the Plan of Arrangement;

“Eligible Holder”	has the meaning given to such term under “The Arrangement – Joint Tax Election” of the MedReleaf Circular;

“Exchange Ratio”	means 3.575 Aurora Shares for each MedReleaf Share (or MedReleaf DSU, as applicable);

“Exclusivity Agreement”	means the exclusivity agreement between Aurora and MedReleaf dated as of May 3, 2018;

“Exeter Facility”	has the meaning given to such term under “Appendix “E” Information Concerning MedReleaf – Recent Developments Relating to the Business – Exeter Facility Agreement Closes”;

“Final Order”

means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“First Amalgamation”	has the meaning given to such term under “The Arrangement – Arrangement Mechanics“;

“German Bid Process”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – General”;

“GMP”	means GMP Securities L.P.;

“Governmental Entity”

means any: (i) supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, stock exchange or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

“H2”	means H2 Biopharma Inc.;

“Hempco”	means Hempco Foods and Fiber Inc.;

“Holder”	has the meaning given to such term under “Appendix “H” – Certain Tax Considerations Relating to the Distribution – Certain Canadian Federal Income Tax Considerations Relating to the Distribution”;

“IFRS”	means International Financial Reporting Standards as issued by the International Accounting Standards Board that are applicable to public issuers in Canada;

“Initial Alcanna Investment”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – Alcanna Inc. (formerly Liquor Stores N.A. Ltd.) Investment”;

“Intellectual Property”

means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and nonpublic business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii) any other intellectual property and industrial property;

“Interim Order”

means the order made after application to the Court, containing declarations and directions in respect of the notice to be given and the conduct of the MedReleaf Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably);

“Investment Canada Act”	means the Investment Canada Act (Canada);

“IRS”	has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain United States Federal Income Tax Considerations Relating to the Distribution”;

“Klenk”	means Heinrich Klenk GmbH & Co. KG;

“Laurel Hill”	means Laurel Hill Advisory Group, Aurora’s proxy solicitation agent;

“Laws”

means all laws, by-laws, statutes, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, including Securities Laws and U.S. Securities Laws, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Liens”

means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“marijuana”	has the meaning given to the term “marihuana” in the ACMPR;

“Mark-to-Market Election”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain United States Federal Income Tax Considerations Relating to the Distribution” – Passive Foreign Investment Company Rules – Default PFIC Rules Under Section 1291 of the Code”;

“Match Period”	has the meaning given to such term under “The Arrangement Agreement – Covenants – Notice of Superior Proposal Determination“;

“Material Adverse Effect”

means, in respect of any Party, as applicable, any one or more changes, events, occurrences or states of fact, which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, or condition (financial or otherwise) of that Party and its Subsidiaries, on a consolidated basis, other than any change, effect, event, occurrence or state of facts: (i) relating to any change in global, national or regional political conditions (including the outbreak or escalation of war, acts of terrorism, strikes, lockouts, riots or outbreaks of illness) or the global economy or securities markets in general; (ii) affecting the cannabis industry or the price of cannabis in general; (iii) relating to any natural disaster; (iv) relating to any change in Law or any interpretation of Law by any Governmental Entity; (v) relating to any generally applicable change in applicable accounting principles, including IFRS; (vi) relating to a change in the market trading price of publicly traded securities of that Party, it being understood that the causes underlying such change may be taken into account in determining whether a Material Adverse Effect has occurred; (vii) relating to the failure in and of itself to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows, it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred; or (viii) resulting from the announcement of the Arrangement Agreement, the pendency of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein; provided, however, that if a change, effect, event, occurrence or state of facts referred to in clauses (i) through to and including (v) has a materially disproportionate effect on that Party and its Subsidiaries, on a consolidated basis, relative to other comparable companies and entities operating in the Canadian cannabis industry, such effect may be taken into account in determining whether a Material Adverse Effect has occurred; and provided that references in the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a Material Adverse Effect has occurred or whether a state of facts exists that has or could have a Material Adverse Effect;

“Material Contract”

means, in respect of a Party, any Contract to which such Party or any of its Subsidiaries is a party or its or their respective assets are bound which: (i) if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect with respect to such Party; (ii) relates to the purchase of materials, supplies, equipment or services involving payments, individually or in the aggregate, in excess of $1,000,000 over the life of such Contract; (iii) relates directly or indirectly (including any guarantees or similar obligations) to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $1,000,000 in the aggregate; (iv) under which such Party or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of $1,000,000 or in excess of $2,500,000 over the remaining term; (v) limits or restricts in any material respect (A) the ability of such Party or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, (B) the ability of such Party or any of its Subsidiaries to solicit or hire any Person, or (C) the scope of Persons to whom such Party or any of its Subsidiaries may sell products or deliver services; (vi) contemplates an exclusive business relationship between a Party and any other Person; (vii) gives another Person the right to purchase or license an unlimited quantity or volume of, or enterprise-wide scope of use of, that Party’s products or services (or licenses to that Party’s products or services) for a fixed aggregate price at no additional charge, or under which that Party grants most-favored customer pricing, rights of first refusal or similar rights or terms to any Person; (viii) relates to any joint venture, strategic alliance, partnership or sharing of profits, revenue or proprietary information or similar arrangement that is material to such Party and its Subsidiaries, on a consolidated basis; or (ix) remains in full force and effect and has been filed with the Securities Authorities as a Material Contract in accordance with applicable Securities Laws;

“MedReleaf Acquisition Proposal”

means, other than the Arrangement and other than any transaction involving only Aurora and/or one or more of the wholly-owned MedReleaf Subsidiaries, any offer, proposal, expression of interest, or inquiry (written or oral) from any Person or group of Persons acting “jointly or in concert” other than Aurora (or any of its affiliates or joint actors) after the date of the Arrangement Agreement relating to: (i) any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue of Aurora and the MedReleaf Subsidiaries, in each case taken as a whole, or of 20% or more of any class of voting, equity or other securities or any securities exchangeable for or convertible into voting, equity or other securities of Aurora and the MedReleaf Subsidiaries (or rights or interests therein or thereto); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for voting, equity or other securities) of Aurora or the MedReleaf Subsidiaries; (iii)any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license or other similar transaction involving Aurora or the MedReleaf Subsidiaries pursuant to which any Person or group of Persons would acquire, directly or indirectly, 20% or more of the voting or equity securities of Aurora or the surviving entity or the resulting direct or indirect parent of Aurora or the surviving entity; or (iv) any other similar transaction or series of related transactions involving Aurora or the MedReleaf Subsidiaries;

“MedReleaf Arrangement Resolution”	means the special resolution of the MedReleaf Shareholders approving the Plan of Arrangement;

“MedReleaf Board Recommendation”

means the unanimous determination of the MedReleaf Board, after consultation with its legal and financial advisors and following the receipt and review of a unanimous recommendation from the MedReleaf Special Committee, that the Arrangement is in the best interests of MedReleaf and is fair to the MedReleaf Shareholders and the unanimous recommendation of the MedReleaf Board to MedReleaf Shareholders that they vote in favour of the Arrangement Resolution;

“MedReleaf Board”	means the board of directors of MedReleaf;

“MedReleaf Change in Recommendation”

means the Board of Directors fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Aurora, the MedReleaf Board Recommendation, or the Board of Directors accepts, approves, endorses or recommends or publicly proposes to accept, approve, endorse or recommend a MedReleaf Acquisition Proposal, or takes no position or remains neutral with respect to, any publicly announced MedReleaf Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, MedReleaf Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be a MedReleaf Change in Recommendation provided the Board of Directors has rejected such MedReleaf Acquisition Proposal and affirmed the MedReleaf Board Recommendation before the end of such five Business Day period (or in the event that the Meeting is scheduled to occur within such five Business Day period, no later than the later of one Business Day following the public announcement or public disclosure of such MedReleaf Acquisition Proposal or the third Business Day prior to the date of the Meeting));

“MedReleaf Circular”

means the notice of the MedReleaf Meeting to be sent to MedReleaf Shareholders and the management information circular to be prepared in connection with the MedReleaf Meeting and the schedules, appendices and exhibits thereto, together with any amendments or modifications thereto or supplements thereof;

“MedReleaf Disclosure Letter”	means the letter dated as of the date of the Arrangement Agreement, delivered by MedReleaf to Aurora pursuant to Section 3.3 with respect to certain matters in the Arrangement Agreement;

“MedReleaf DSU Plan”	means the deferred share unit plan of Aurora instituted effective as of June 7, 2017;

“MedReleaf DSUs”	means deferred share units granted under or governed by the MedReleaf DSU Plan;

“MedReleaf Expense Fee”	has the meaning given to such term under “The Arrangement – Expenses of the Arrangement“;

“MedReleaf Fairness Opinions”

means the opinions of Canaccord and GMP to the effect that, as of May 24, 2018, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received under the Arrangement Agreement is fair, from a financial point of view, to the Shareholders;

“MedReleaf Filings”	means all documents publicly filed under the profile of MedReleaf on SEDAR since April 19, 2017;

“MedReleaf Legacy Option Agreements”	means the option agreements entered into prior to the adoption of the MedReleaf Stock Option Plan and the completion of Aurora’s initial public offering;

“MedReleaf Legacy Options”	means options to acquire MedReleaf Shares issued by Aurora pursuant to or governed by the MedReleaf Legacy Option Agreements;

“MedReleaf Match Period”	has the meaning given to such term under “The Arrangement Agreement – Covenants – Notice of Superior Proposal Determination“;

“MedReleaf Meeting”

means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“MedReleaf Nominees”	means Ronald Funk and Norma Beauchamp;

“MedReleaf Options”	means the MedReleaf Plan Options and the MedReleaf Legacy Options;

“MedReleaf Plan Optionholders”	means at any time, any holder of MedReleaf Plan Options;

“MedReleaf Plan Options”	means options to acquire MedReleaf Shares issued by Aurora pursuant to or governed by the MedReleaf Stock Option Plan;

“MedReleaf Securityholders”	means at any time, any holder of MedReleaf Shares, MedReleaf Plan Options, MedReleaf Warrants or MedReleaf DSUs;

“MedReleaf Shareholders”	means, at any time, the holders of MedReleaf Shares;

“MedReleaf Shares”	means the common shares in the capital of MedReleaf;

“MedReleaf Special Committee”	means the special committee of the MedReleaf Board;

“MedReleaf Stock Option Plan”	means the incentive stock option plan of Aurora dated June 7, 2017;

“MedReleaf Sub”	means •, a wholly-owned subsidiary of Aurora incorporated under the OBCA;

“MedReleaf Subsidiaries”	means, collectively, the Subsidiaries of MedReleaf;

“MedReleaf Superior Proposal Notice”	has the meaning ascribed thereto in Section 6.2(a)(iii) of the Arrangement Agreement;

“MedReleaf Superior Proposal”

means any bona fide unsolicited written MedReleaf Acquisition Proposal made by an arm’s-length third party or arm’s length third parties acting jointly that is made after the date of the Arrangement Agreement, that relates to the acquisition of all or substantially all of the assets of Aurora (on a consolidated basis) or 100% of the issued and outstanding MedReleaf Shares not beneficially owned by the party making such MedReleaf Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, that: (i) complies with Securities Laws in all material respects; (ii) did not result from or involve a breach of Section 6.1 of the Arrangement Agreement, the Exclusivity Agreement, the Confidentiality Agreement or any other agreement between the Person making the MedReleaf Acquisition Proposal and Aurora or any of its Subsidiaries; (iii) is reasonably capable of being completed in accordance with its terms without undue delay relative to the Arrangement, taking into account all legal, financial, regulatory and other aspects of such proposal (including, required shareholder approvals and minimum tender requirements) and the Person making such proposal; (iv) is not subject to any financing condition or contingency and in respect of which adequate arrangements have been made and have been demonstrated to be available to ensure that the required funds or other consideration will be available to effect payment in full for all of the MedReleaf Shares or the assets of Aurora to be acquired, as the case may be; (v) is not subject to a due diligence or access to information condition; (vi) the Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the MedReleaf Acquisition Proposal, including all legal, financial, regulatory and other aspects of such MedReleaf Acquisition Proposal and the Person making such MedReleaf Acquisition Proposal, would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to Shareholders from a financial point of view than the terms of the Arrangement (including any amendments to the terms and conditions proposed by Aurora as contemplated by Section 6.2(b)); and (vii) in the event that Aurora does not have the financial resources to pay the MedReleaf Termination Payment, the terms of such MedReleaf Acquisition Proposal provide that the Person making such MedReleaf Acquisition Proposal shall advance or otherwise provide Aurora with the cash for MedReleaf to make the MedReleaf Termination Payment, and such amount will be advanced or provided on or before such MedReleaf Termination Payment becomes payable;

“MedReleaf Supporting Shareholders”

means Zola Finance Inc.; Rayray Investments Inc.; AJA Holdings 2013 Inc. and MENA Investment Network Inc.; Baronford Capital Corporation; Tikun Olam Ltd.; Eva Fashion Ltd.; Eitan Popper; Lloyd M. Segal; Deborah Rosati; Ronald Funk; Norma Beauchamp; Igor Gimelshtein; and Darren Karasiuk.

“MedReleaf Termination Payment Event”	has the meaning ascribed thereto in Section 6.5 of the Arrangement Agreement;

“MedReleaf Termination Payment”	has the meaning ascribed thereto in Section 6.5 of the Arrangement Agreement;

“MedReleaf Warrant Indenture”	means the common share purchase warrant indenture dated January 31, 2018 between Aurora and TSX Trust Company;

“MedReleaf Warrants”	means the outstanding warrants to purchase MedReleaf Shares;

“MedReleaf”	means MedReleaf Corp.;

“Meeting”

means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to consider the Share Issuance Resolution;

“MI 61-101”	means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Arrangements;

“No-Action Letter”	has the meaning given to such term under “The Arrangement – Regulatory Matters – Competition Act Approval“;

“NOBOs”	has the meaning given to such term under “General Proxy Information – Aurora Beneficial Shareholders”;

“Non-Electing U.S. Holder”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain United States Federal Income Tax Considerations Relating to the Distribution” – Passive Foreign Investment Company Rules – Default PFIC Rules Under Section 1291 of the Code”;

“Non-Resident Holder”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain Canadian Federal Income Tax Considerations Relating to the Distributions – Non-Resident Holders”;

“Non-Resident”	has the meaning given to such term under “Matters To Be Considered at the Meeting – Reduction of Capital Resolution – Background to the Reduction of Capital”;

“Notice of Meeting”	means the notice of special meeting of Shareholders accompanying this Circular;

“Notifiable Transaction”	has the meaning given to such term under The Arrangement – Regulatory Matters – Competition Act Approval“;

“Notification”	has the meaning given to such term under The Arrangement – Regulatory Matters – Competition Act Approval“;

“OBCA”	means the Business Corporations Act (Ontario);

“OBOs”	has the meaning given to such term under “General Proxy Information – Aurora Beneficial Shareholders”;

“Original Agreement”	means the May 14, 2018 arrangement agreement between Aurora and MedReleaf, together with the schedules attached thereto, amended and restated or supplemented from time to time;

“Parties”	shall have the meaning ascribed thereto on the first page of the Arrangement Agreement;

“Pedanios”	means Pedanios GmbH, a German wholly-owned subsidiary of Aurora;

“Pending Aurora Acquisition Proposal”	shall have the meaning ascribed thereto in Section 6.5(d) of the Arrangement Agreement;

“Pending MedReleaf Acquisition Proposal”	shall have the meaning ascribed thereto in Section 6.5(d) of the Arrangement Agreement;

“Person”

means an individual, partnership, association, body corporate, a partnership or limited partnership, a trust, a trustee, executor, administrator or other legal personal representative, a syndicate, a joint venture, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC asset test”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain United States Federal Income Tax Considerations Relating to the Distribution” – Passive Foreign Investment Company Rules”;

“PFIC income test”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain United States Federal Income Tax Considerations Relating to the Distribution” – Passive Foreign Investment Company Rules”;

“PFIC”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain United States Federal Income Tax Considerations Relating to the Distribution – Pre-April July 1, 2015 Shareholders Not Addressed”;

“Plans”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain Canadian Federal Income Tax Considerations Relating to the Distributions – Eligibility for Investment”;

“Plan of Arrangement”	means the plan of arrangement of MedReleaf under the OBCA substantially in the form and content of Schedule A to the Arrangement Agreement;

“PPS”	means Prairie Plant Systems Inc., a wholly-owned subsidiary of CanniMed;

“Proposed Amendments”	has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain Canadian Federal Income Tax Considerations Relating to the Distributions”;

“Proxy Solicitation Agent”	means Laurel Hill Group Company Ltd.;

“Proxy”	means the proxy to be sent to Aurora Shareholders for use in connection with the Meeting;

“PUC”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain Canadian Federal Income Tax Considerations Relating to the Distributions – Assumptions Regarding Return of Capital”;

“QEF Election”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain United States Federal Income Tax Considerations Relating to the Distribution” – Passive Foreign Investment Company Rules – Default PFIC Rules Under Section 1291 of the Code”;

“Quebec Project”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – The Green Organic Dutchman Holdings Ltd. Investment”;

“Radient”	means Radient Technologies Inc.;

“Record Date”	means June 13, 2018;

“Reduction of Capital Resolution”

means the special resolution of the shareholders of Aurora authorizing Aurora to reduce the capital of the common shares of Aurora in connection with the Distribution, substantially in the form and content of Appendix “B”;

“Registered Shareholder”	means a registered holder of Aurora Shares as recorded in the registers maintained by the Transfer Agent;

“Regulations”	has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain Canadian Federal Income Tax Considerations Relating to the Distributions”;

“Relevant Time”	means the time at which the transactions contemplated in Section 2.3(d) of the Plan of Arrangement occur;

“Reorganization”

means the business changes intended to divest Aurora of its non-core U.S. assets and maximize the overall value of the Aurora assets for Aurora Shareholders, including the transfer of PPS’ interests in SubTerra LLC to Australis, the disposition by Aurora of certain intercompany debt owed by Aurora Marijuana Inc., the related transfer of the Australis Units to Aurora Shareholders as a return of capital and the related transactions as described under “Matters to be Considered at the Meeting – Reduction of Capital Resolution – Background to the Reduction of Capital”;

“Replacement Option”	has the meaning given to such term under “The Arrangement – Arrangement Mechanics“;

“Replacement Securities”	means one or both of, as applicable, the Share Consideration and the Replacement Options;

“Representatives”	has the meaning given to such term under “The Arrangement Agreement – Covenants – Non-Solicitation“;

“Resident Holders”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain Canadian Federal Income Tax Considerations Relating to the Distributions – Resident Holders”;

“SDM”	means Shoppers Drug Mart Inc.;

“SEC”	means the United States Securities and Exchange Commission;

“Second Amalgamation”	has the meaning given to such term under “The Arrangement – Arrangement Mechanics“;

“Securities Authorities”	means collectively, the British Columbia Securities Commission, the Ontario Securities Commission and the other applicable securities regulatory authorities in the provinces and territories of Canada;

“Securities Laws”	means the Securities Act (British Columbia), the Securities Act (Ontario) and any other applicable securities Laws of a province or territory of Canada;

“SEDAR”	means the System for Electronic Document Analysis and Retrieval;

“Share Consideration”	means 3.575 Aurora Shares for each MedReleaf Share (or MedReleaf DSU, as applicable);

“Share Issuance Resolution”

means the ordinary resolution of the shareholders of Aurora approving the issuance of the Consideration Shares (including any Aurora Shares to be issued or which are issuable upon the exercise of any (i) MedReleaf Options, (ii) MedReleaf Warrants, (iii) MedReleaf DSUs, and (v) in connection with other share issuance obligations of MedReleaf which are being assumed by Aurora in connection with the Arrangement), at the Meeting substantially in the form and content of Appendix “A”, in accordance with the policies and rules of the TSX;

“Shareholder Voting and Support Agreements”	has the meaning given to such term under “The Arrangement – Voting and Support Agreements – Shareholder Voting and Support Agreements“;

“Shareholders”	means, collectively, the Registered Shareholders and the Beneficial Shareholders;

“Subject Securities”	has the meaning given to such term under “The Arrangement – Voting and Support Agreements – Shareholder Voting and Support Agreements;

“Subsidiary PFIC”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain United States Federal Income Tax Considerations Relating to the Distribution” – Passive Foreign Investment Company Rules”;

“Subsidiary”

means, with respect to a Person, any entity, whether incorporated or unincorporated: (i) of which such Person or any other subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise;

“Superior Proposal Notice”	has the meaning given to such term under “The Arrangement Agreement – Covenants – Notice of Superior Proposal Determination“;

“Superior Proposal”	has the meaning given to such term under “The Arrangement Agreement – Covenants – Notification of Acquisition Proposals“;

“Supplementary Information	has the meaning given to such term under “The Arrangement – Regulatory

Request”	Matters – Competition Act Approval“;

“Tax Act”	means the Income Tax Act (Canada), as amended;

“Tax” and “Taxes”

means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Taxable Capital Gain”

has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain Canadian Federal Income Tax Considerations Relating to the Distributions – Resident Holders – The Distribution”;

“Termination Fees”

has the meaning given to such term under “The Arrangement Agreement – Termination Fees and Expenses – Aurora Termination Fees“ and “The Arrangement Agreement – Termination Fees and Expenses – MedReleaf Termination Fees“;

“TGOD Investment”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – The Green Organic Dutchman Holdings Ltd. Investment”;

“TGOD Investor Rights Agreement”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – The Green Organic Dutchman Holdings Ltd. Investment”;

“TGOD Milestone Notice”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – The Green Organic Dutchman Holdings Ltd. Investment”;

“TGOD Milestone Options”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – The Green Organic Dutchman Holdings Ltd. Investment”;

“TGOD Milestones”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – The Green Organic Dutchman Holdings Ltd. Investment”;

“TGOD Subscription Receipts”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – The Green Organic Dutchman Holdings Ltd. Investment”;

“TGOD Unit”	has the meaning given to such term under “Appendix “F” Information Concerning Aurora – Recent Developments – The Green Organic Dutchman Holdings Ltd. Investment”;

“TGOD”	The Green Organic Dutchman Holdings Ltd., a company existing under CBCA;

“Transfer Agent”	means Computershare Trust Company of Canada;

“TSX”	means the Toronto Stock Exchange;

“TSXV”	means the TSX Venture Exchange;

“U.S. Holder”	has the meaning given to such term under “Appendix “H” Tax Considerations Relating to the Distribution – Certain United States Federal Income Tax Considerations Relating to the Distribution”;

“U.S. Securities Laws”	means the 1933 Act, the 1934 Act and any applicable U.S. state securities Laws;

“U.S.” and “United States”	means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“UCI”	means Urban Cultivator Inc., a wholly-owned subsidiary of Aurora;

“VIF”	means the voting instruction form; and

“Voting and Support Agreements”	means the Director and Officer Voting and Support Agreements and the Shareholder Voting and Support Agreements.

QUESTIONS MAY BE DIRECTED TO AURORA CANNABIS INC.’S PROXY SOLICITOR:

NORTH AMERICAN TOLL-FREE

1-877-452-7184

Collect calls outside North America

416-304-0211

Email: assistance@laurelhill.com

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